As confidentially submitted with the Securities and Exchange Commission on January 8, 2025.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
____________________

AIGO HOLDING LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

____________________

Cayman Islands	5064	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4th floor, Building No. 26, Ju Yuan Zhou Garden,
Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town,
Fuzhou City, Fujian Province, China 350028
Tel: +86 0591 83700296
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Yu Wang, Esq. Han Kun Law Offices LLP Rooms 4301-10, 43/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong Tel: +852 6386 1503	Yue (Mark) Li, Esq. Xiaochun (Jonathan) Jiang, Esq. MagStone Law, LLP 293 Eisenhower Parkway, Suite 135 Livingston, NJ 07039 347-989-6327

____________________

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

PRELIMINARY PROSPECTUS (Subject to Completion)
Dated            , 2024

Aigo Holding Limited

            Ordinary Shares

This is an initial public offering of            ordinary shares, par value US$            per share, by Aigo Holding Limited. We currently anticipate the initial public offering price of our ordinary shares to be between US$            and US$            per ordinary share.

Prior to this offering, there has been no public market for our ordinary shares. We intend to apply for the listing of our ordinary shares on the Nasdaq Global Market (the “Nasdaq”) under the symbol “AIGO.” This offering is contingent upon the listing of our ordinary shares on the Nasdaq. As of the date of this prospectus, the Nasdaq has not yet approved our application to list our ordinary shares. There is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this offering may not be completed.

Upon the completion of this offering, our issued and outstanding share capital will consist of            ordinary shares, assuming the underwriters do not exercise their option to purchase additional ordinary shares.

Additionally, we will be a “controlled company” as defined under corporate governance rules of the Nasdaq Stock Market, because Mr. Fufei Lin, our founder and chief executive officer, is expected to own            % of our total issued and outstanding share capital, and will be able to exercise            % of the aggregate voting power immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional shares. As Mr. Fufei Lin will hold more than 50% of our aggregate voting power upon the immediate completion of this offering, Mr. Fufei Lin will have the ability to control or significantly influence the outcome of matters requiring majority shareholder approval. We currently plan to utilize the exemptions available for controlled companies after we complete this offering. For further information, see “Principal Shareholders,” “Summary — Implications of Being a Controlled Company” and “Risk Factors — Risks Related to This Offering — We are a “controlled company” as defined under the Nasdaq listing rules and, as a result can rely on exemptions from certain corporate governance requirements that provide protection to shareholders” on page 43.

We are an “emerging growth company” under applicable U.S. federal securities laws, and, as such are eligible for certain reduced public company reporting requirements. See the section titled “Prospectus Summary — Implications of Being an Emerging Growth Company” for additional information.

Aigo Holding Limited, or our Company, is not an operating company, but an investment holding company incorporated in the Cayman Islands. A portion of our daily operations, including product procurement and research and development, are conducted primarily through our operating subsidiaries in the PRC (including mainland China and Hong Kong). We also have operations, and generate all our revenue from countries outside of the PRC, including countries in the European Union, the United Kingdom and United States. We do not use a variable interest entity structure. Investors purchasing our ordinary shares in this initial public offering are purchasing equity securities of our Cayman Islands holding company and are not purchasing equity securities of our operating subsidiaries. This holding company structure involves unique risks to investors and investors may never hold equity interests in our operating subsidiaries. While we do not operate in an industry that is currently subject to foreign ownership limitations in China, PRC regulatory authorities could decide to limit foreign ownership in our industry or disallow our structure in the future, which could result in a material change in our operations and/or a material change in the value of our ordinary shares, including that it could cause the value of our ordinary shares to significantly decline or become worthless. See “Risk Factors — Risks Related to Our Legal and Regulatory Environment — PRC regulatory authorities could disallow our holding company structure” on page 29.

As an investment holding company, we may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us, however, may be restricted by the debt they incur on their own behalf and/or laws and regulations applicable to them. Unless otherwise indicated or the context otherwise requires, “we,” “us,” “our company,” and “our” refer to Aigo Holding Limited, our Cayman Islands holding company and its subsidiaries, which include those in the PRC (including the mainland China and Hong Kong), various countries in the European Union, the United Kingdom and United States that conduct daily operations. If needed, cash can be transferred between our Cayman Islands holding company and subsidiaries incorporated in these countries through equity investments and intercompany loans. Currently, there are no restrictions of transferring funds from our Cayman Islands holding company to subsidiaries in Hong Kong through equity investments and intercompany loans. To the extent our cash is in mainland China or Hong Kong or held in our subsidiaries in mainland China or Hong Kong, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of us or our subsidiaries by the PRC government to transfer cash. Although currency exchange control measures imposed by the PRC government may restrict the ability of our subsidiaries in the PRC to transfer their cash to our Cayman Islands holding company and other subsidiaries incorporated outside the PRC through loans, advances or cash dividends, we do not expect to make such transfer in the foreseeable future, as we generate all our revenue from outside the PRC. Please see “Risk Factors — Risks Related to Our Legal and Regulatory Environment — We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent our cash is in mainland China or Hong Kong or held in our subsidiaries in mainland China or Hong Kong, the funds may not be available to fund operations or for other use outside of mainland China and Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of us or our subsidiaries by the PRC government to transfer cash” on page 35. We may also make loans and additional capital contribution to our subsidiaries or branches, subject to certain restrictions under the applicable local laws, including the laws of China. For example, loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. Capital contributions by us to our PRC subsidiaries are subject to registration with the State Administration for Market Regulation (the “SAMR”) or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China. See “Risk Factors — Risks Related to Our Legal and Regulatory Environment — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 35. As an investment holding company, we may depend on receipt of funds from one or more of our subsidiaries if we determine to pay cash dividends to holders of our ordinary shares in the future. We do not have a regular dividend policy currently, and we have discretion as to whether to declare dividends, subject to certain requirements of Cayman Islands law and our Articles of Association. We currently do not have cash management policies in place that dictate how funds are transferred between us, our subsidiaries, and the investors, as we plan to determine the payment of dividends and fund transfer based on our specific business needs on a case-by-case basis in accordance with the applicable laws and regulations. As of the date of this prospectus, our Cayman Islands holding company has not declared or paid any dividends or distributions on equity to its shareholders. In 2022 and 2023, Fuzhou Aigostar, our primary operating company in China, paid dividends to its former shareholders in the amount of €0.5 million and €1.153 million, respectively. See “Consolidated Statements of Changes in Shareholders’ Equity” on page F-5 and “Consolidated Statements of Cash Flows” on page F-6 for more details. In February and July 2024, Fuzhou Aigostar paid dividends to its former shareholder in the amount of approximately RMB4.28 million and RMB7.36 million, respectively. In March 2024, Fuzhou Aigostar declared dividends to its then shareholder, Fuzhou Aigo Juyou Investment Co. Ltd., in the amount of approximately RMB53.81 million, which has not been paid as of the date of this prospectus. Except the above-mentioned dividend payment, as of the date of this prospectus, no cash transfer or transfer of other assets by way of dividends or distributions have occurred between us and our subsidiaries, or to investors. See “Prospectus Summary — Cash transfers and dividend distributions” on page 9 for the summary of our cash transfers and dividend distributions.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, the Public Company Accounting Oversight Board, or the PCAOB, issued a Determination Report in December 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by the authorities in those jurisdictions. Our auditor, which is based in New York, is currently subject to inspection by the PCAOB at least every three years. On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the U.S. Securities and Exchange Commission’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023,” or the Consolidated Appropriations Act, was signed into law by President Joseph Biden of the United States. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. We cannot assure you that we will not be identified by the SEC under the HFCAA as an issuer that has retained an auditor that has a branch or office located in a foreign jurisdiction that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCAA and, as a result, we cannot assure you that we will be able to maintain the listing of our ordinary shares on the Nasdaq Stock Market or that you will be allowed to trade our ordinary shares in the United States on the “over-the-counter” markets or otherwise. Should our ordinary shares become not listed or tradeable in the United States, the value of our ordinary shares could be materially affected. See “Risk Factors — Risks Related to Our Legal and Regulatory Environment — The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our ordinary shares and may eventually require us to delist our securities from the U.S. markets” on page 32 for a detailed discussion.

We have substantial business operations located in mainland China and are subject to PRC laws and regulations. Recently, the PRC government has initiated a series of regulatory actions and made a number of public statements on offerings that are conducted overseas and/or involve foreign investment in China-based issuers, including the Opinions on Strictly Cracking down on Securities-related Illegal Activities in Accordance with the Law (promulgated by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021), the Cybersecurity Review Measures (promulgated by Cybersecurity Administration of China, or the CAC, on December 28, 2021 and became effective on February 15, 2022), the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures (promulgated by the China Securities Regulatory Commission, or the CSRC and became effective on March 31, 2023), and the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions (promulgated by China Securities Regulatory Commission, Ministry of Finance, State Secrecy Administration, State Archives Bureau and became effective on March 31, 2023).

We do not believe that approval of the cybersecurity review of the CAC is required in connection with this Offering under current PRC laws, regulations and rules at this stage, as we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million users or persons and the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over PRC national security. However, we cannot affirm that PRC regulators share the same interpretation. According to the Trial Measures, among other things, a domestic company in the PRC that seeks to offer and list securities on overseas markets (either in direct or indirect means) shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures. We therefore are required to file with the CSRC in accordance with the Trial Measures with respect to this offering. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Furthermore, a domestic PRC company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. We believe that this offering does not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the provision of accounting archives. The specific requirements of the relevant procedures are currently unclear and we cannot be certain whether we will be able to perform the relevant procedures.

Because these statements and regulatory actions are new and subject to change, it is uncertain as to the potential impact such amended or new legislation will have on our daily business operations or our ability to accept foreign investments and list on a U.S. stock exchange. We face various legal and operational risks associated with being headquartered in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions. These risks could result in a material adverse change in our operations and the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Moreover, the Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws or regulations or implement rules that require our company, or any of our subsidiaries to obtain regulatory approval from PRC authorities before listing in the United States. For risks relating to approval of the CSRC and other PRC government authorities, please refer to “Risk Factors — Risks Related to Our Legal and Regulatory Environment — In addition to the filing with the CSRC per the requirements of the Trial Measures, other approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 37, “Risk Factors — Risks Related to Our Legal and Regulatory Environment — PRC regulatory authorities could disallow our holding company structure” on page 29 and “Risk Factors — Risks Related to Our Legal and Regulatory Environment — The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ordinary shares” on page 30.

In addition to our operations in mainland China, we also have subsidiaries in Hong Kong through which are intermediate entities that facilitate our supply logistics, such as purchasing from suppliers and selling to our overseas subsidiaries. None of our Hong Kong subsidiaries has office, employee, warehouses or independent suppliers or customers. As of the date of this prospectus, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future, or list on a U.S. or foreign exchange. However, new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, or list on a U.S. or foreign exchange. See “Risk Factors — Risks Related to Our Legal and Regulatory Environment — Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may entail significant expenses which may have an adverse effect on our business, financial conditions and results of operations” on page 33.

See “Risk Factors” beginning on page 16 to read about factors you should consider before buying our ordinary shares.

	Per Ordinary Share	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)(2)	US$	US$
Proceeds, before expenses, to us	US$	US$

____________

(1)      For a description of compensation payable to the underwriters, see “Underwriting.”

(2)      Represents underwriting discounts up to            percent (            %) (or $      per ordinary share), of gross proceeds of this offering. Does not include a non-accountable expense allowance. See “Underwriting” for all compensation to be paid to the underwriters.

The underwriters have a ________day option to purchase up to an additional            ordinary shares from us at the initial public offering price less the underwriting discounts and commissions.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the ordinary shares against payment in U.S. dollars in New York, NY on            , 2025.

____________________________

Long Bridge Securities LLC

____________________________

The date of this prospectus is            , 2025

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until            , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy our ordinary shares. In addition, this prospectus contains information from a report prepared by China Insight Industry Consultancy Limited, a third-party market research firm.

Overview

We are a consumer products provider well established in Southern Europe with global operations that extend into geographic regions including Europe, Asia, North America, Latin America, and Africa. In 2023, we generated revenue from approximately 40 countries and regions in four continents.

We primarily offer consumers lifestyle products through our various sales channels, with a particular focus on four main product categories: (i) lighting products; (ii) electrical products; (iii) household appliances; and (iv) pet products. Since 2019, we have also been developing and offering IoT-related consumer products.

We have three proprietary brands, namely, AIGOSTAR®, nobleza® and Taylor Swoden®, each of which has its distinct product lines, marketing strategies and intended consumers. As of April 30, 2024, we had a 110-member R&D team that is dedicated to research and development of new products tailored to customer needs as well as the development of our IT system. We generate recurring revenue from certain core products as well as revenue from new products we offer to the market.

We sell our products through both offline and online channels. Our offline customers are mainly business entities, including local community stores and/or high-end boutiques, shopping malls, supermarkets and distributors, who purchase products from us, either by directly placing orders with us or through our proprietary apps designed specifically for our offline customers to place orders efficiently, and on-sell them to end consumers. Our online customers are generally users who purchase products directly from us through third-party E-commerce platforms and our proprietary AigoSmart App. In 2023, we generated 50.8% and 48.3% of our aggregate revenue from offline and online channels, respectively. In the nine months ended September 30, 2024, we generated 56.1% and 43.7% of our aggregate revenue from offline and online channels, respectively.

We have established local sales teams in several European countries, many members of whom are local residents with in-depth local knowledge and business connections. Through such local sales teams, we form strategic relationships with many of our local community store customers, which are mainly small-scale or boutique stores located in various communities with a targeted audience in the near neighborhood. In the course of the last five years, we systematically cooperated with over 4,000 stores and help such stores renovate their overall store décor pursuant to our design instruction to improve their operational efficiency and consumer appeal and, in turn, many of such local stores have set up sales areas that exclusively showcase our branded products.

We procure our products from third-party, original equipment manufacturers, or OEMs, who manufacture our products based on our product designs and specifications, or original design manufacturers, or ODMs, who provide both design and manufacturing services to us. In 2023, around 90% of our ODM and OEM suppliers were located in the PRC. We operate nine local warehouses in the PRC, Europe and the United States, from which we fulfill online and offline product orders.

In a challenging global consumer market as countries gradually emerge from the COVID-19 pandemic, we were able to generate steady cash flow and recorded an increase in gross profit from 2022 to 2023. Our revenue in 2022 and 2023 was €148.5 million and €151.2 million (US$167.1 million), respectively, and our gross profit was €66.6 million and €75.4 million (US$83.4 million) in the corresponding years, representing a gross profit margin of 44.8% and 49.9%, respectively. For the nine months ended September 30, 2024, our revenue was €122.7 million (US$137.4 million), and our gross profit was €57.8 million (US$64.7 million), representing a gross profit margin of 47.1%. We recorded a net loss of €0.18 million in 2022, a net income of €5.7 million (US$6.3 million) in 2023, and a net income of €2.0 million (US$2.3million) for the nine months ended September 30, 2024, respectively.

Our Strengths

We believe the following strengths have contributed to our success and differentiate us from others:

•        Well-established consumer products provider in Southern Europe with global reach and growth potential;

•        Proven product development capability that offers quality products tailored to evolving consumer demands;

•        Deep-penetrating and multi-layered sales network across multiple continents with balanced revenue generating capacity through both local stores and online channels;

•        Capability for expedite response and strategic adjustment on a global scale;

•        Proprietary IT system with high integration of supply chain management, warehousing, sales and logistics that empower our replicable business model; and

•        Visionary management team with extensive industry know-how and long-term commitment.

Our Strategies

We intend to further grow our business by pursuing the following strategies:

•        Enhanced focus and investment in IoT product offerings;

•        Continue to optimize and expand our sales network;

•        Commitment to product renovation and offerings based on local customer needs; and

•        Further prudent expansion into global markets.

Our Corporate History and Structure

We commenced our business in 2011 in Spain as a consumer product company through Aigotech Onsynk SL. and steadily expanded our networks and established subsidiaries in various countries and regions including China (including the mainland and Hong Kong), the European Union, the United Kingdom and the United States. From 2012 to 2014, we established three Hong Kong companies, namely, Aigostar Spain Limited, Aigoleo Limited, and Sanmu Express Limited. From 2020 to 2023, Aigoleo Limited and Aigostar Spain Limited acquired 100% shares of our subsidiaries in the European Union, the United Kingdom and the United States.

Our PRC operating entity, Fuzhou Aigostar, was incorporated in Fuzhou, Fujian Province under the PRC laws on July 7, 2016, currently with a registered capital of RMB 37.73 million. As of the date of this prospectus, Fuzhou Aigostar held 100% equity interest of Fuzhou Xingyish, a limited liability company formed on May 22, 2019 under the laws of the PRC, and 100% equity interest of Fuzhou Infinite, a limited liability company formed on September 29, 2017 under the laws of the PRC.

We set up a holding company structure by establishing our Cayman Islands holding company, Aigo Holding Limited, or Aigo Holding. On June 11, 2024, Fuzhou Aigo Juxing Investment Co. Ltd. (“WFOE”) was incorporated as a wholly foreign-owned subsidiary of Aigo Holding. On June 17, 2024, WFOE acquired 100% equity interest of Fuzhou Aigostar from its then four shareholders, including Fufei Lin, Fuzhou Aigo Juyou Investment Co. Ltd., Yongsheng Guo and Ping Capital Limited. On June 12, 2024, Aigo Holding acquired 100% share interest of Aigostar Spain Limited, Aigoleo Limited, and Sanmu Express Limited, and thereby obtaining 100% share interest of our subsidiaries in the European Union, the United Kingdom and the United States.

On August 28, 2024, our founder, Mr. Fufei Lin, acting on behalf of Aigoleo Limited, entered into the Share Sale Commitment Agreement Conditional on Favorable Due Diligence with Shengli Chen Pen and Francisco Javier Zorrilla Lozano (the “Sellers”), the shareholders of Arteconfort Hoteles S.L., pursuant to which Aigoleo Limited agreed to purchase and the Sellers agreed to sell, 100% equity interest of Arteconfort Hoteles S.L. to Aigoleo Limited, subject to the satisfactory of due diligence conditions and results as stipulated therein (the “Share Sale Commitment Agreement”). The price of purchasing 100% equity interest of Arteconfort Hoteles S.L. is €8 million and please see “Our Corporate Structure” for specific payment terms. According to the Share Sale Commitment Agreement, upon the satisfaction of the due diligence results, Aigoleo Limited and the Sellers will enter into a share purchase agreement to acquire 100% equity interest of Arteconfort Hoteles S.L. Upon the completion of the acquisition transaction, Arteconfort Hoteles S.L. will become our wholly-owned subsidiary. As of the date of this prospectus, we are still in the process of conducting the due diligence on Arteconfort Hoteles S.L.

The following diagram illustrates our corporate structure and our significant subsidiaries as of the date of this prospectus. We do not use a variable interest entity structure. See “Our Corporate Structure — Our Subsidiaries” for more information on the operations of our subsidiaries corporate entities.

AIGO FORTUNE ONE LIMITED (BVI)
75.46%
AIGO FORTUNE TWO LIMITED (BVI)
10.15%
AIGO FORTUNE THREE LIMITED (BVI)
7.20%
AIGO FORTUNE FOUR LIMITED (BVI)
7.19%
AIGO HOLDING LIMITED (Cayman Islands)
100%
AIGOLEO LIMITED (Hong Kong)
100%
SANMU EXPRESS LIMITED (Hong Kong)
100%
AIGOSTAR SPAIN LIMITED (Hong Kong)
100%
PRIMETECH MADRID SL (Spain)
AIGOTECH ONSYNK SL (Spain)
ALPHA AIGOSTAR SL (Spain)
IMPERIAL NOBLEZA SL (Spain)
AIGOSTAR SP. ZO.O (Poland)
100%
AIGOSTAR BV (Netherlands)
AIGOSTAR INC (US)
Aigostar International Limited (UK)
Aigostar GmbH (Germany)
AIGOITALIA S.R.L (Italy)
100%
GENERAL HOUSE S.R.L (Italy)
ITALIA MARKET S.R.L (Italy)
AIGOSTAR IMPORT EXPORT UNIPESSOAL LDA (Portugal)
100%
AIGOSTAR SARL (France)
100%
TAYLORTECH INC (US)
100%
Fuzhou Aigo Juxing Investment Co. Ltd. (PRC)
100%
FUZHOU AIGOSTAR OPTOELECTRONICS CO., LTD. (PRC)
100%
Fuzhou Xingyishi Electronic Commerce Co. Ltd. (PRC)
100%
Fuzhou Infinite Information Technology Co., Ltd. (PRC)
Aigo Holding Limited is the issuer.
The lighter shaded boxes refer to our operating subsidiaries.

Risks related to our Company

Investing in our ordinary shares involves risks. The risks summarized below are qualified by reference to the section entitled “Risk Factors,” which you should carefully consider before deciding to purchase our ordinary shares. If any of these risks actually occurs, our business, financial condition, or results of operations would likely be materially and adversely affected. In such cases, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment.

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

Risks related to our business and industry

•        We currently derive the majority of our revenue from sales in Europe, and any fluctuation or slowdown of the European market may adversely affect our business, financial condition and results of operations.

•        Our growth depends on expanding in various geographic markets and such expansion may pose new logistical, operational and marketing challenges that may materially and adversely affect our business prospects.

•        Changes in external economic environment may decrease the demand for our products and adversely affect our growth and strategies and business prospects; and historically we have experienced failure to achieve financial goals due to the outbreak of the Russian-Ukraine war.

•        If we fail to manage our stock inventory at an acceptable level, our business, financial condition and results of operations may be adversely affected.

•        We participate in intensely competitive markets and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.

•        Claims by third parties that we are infringing their intellectual property and other litigation may materially and adversely affect our business and prospects.

•        Our online sale incurs relatively low profitability level; and our inability to increase our online profitability level may materially and adversely affect our growth and financial performance.

•        Our business in IoT-integrated products utilizes cloud services provided by third party, and is still in the development phase. If we are unable to maintain our relationship with cloud service provider or manage our expansion of IoT products successfully, our business, financial condition and results of operations may be materially and adversely affected.

•        We rely substantially on third-party suppliers for the manufacture of our products, and any deterioration in such business relationships or the quality of those products may materially and adversely affect our business, financial condition and results of operations.

•        The design, technology and intellectual property rights of our ODM products remain with our ODM suppliers; failure to maintain stable relationship with such suppliers may materially and adversely affect our business, financial condition and results of operations.

•        The prospects of our business depend substantially on the recognition, maintaining and strengthening our brands to generate and maintain ongoing demand for our products.

•        We are subject to certain risks relating to the warehousing of our products.

•        We use third-party couriers to deliver our products and their failure to provide high quality delivery services or our failure to effectively manage our relationships with them may materially and adversely affect our business, financial condition and results of operations.

•        We rely on community retail stores to sell our products to consumers, and failure to maintain and further develop our relationships with these retail stores may adversely affect our business, financial condition and results of operations.

•        Our business, prospect and financial conditions may be adversely affected by our relationship with third-party e-commerce platforms.

•        Our offline sale relies substantially on our business customers (including community stores, supermarkets, distributors and construction project partners). Any failure to manage or maintain relationships with our business customers may adversely affect our business, financial condition and results of operations.

•        Our expansion may lower our profit margins, and materially and adversely affect our business, financial condition and results of operations.

•        Any failure to quickly identify and adapt to changing industry conditions and consumer preferences, especially in the industry of household appliances and pet products industries, may have a material and adverse effect on our business, financial condition and results of operations.

•        Our business involves the potential for product recalls, product liability and other claims against it, which may materially and adversely affect our business, reputation and results of operations.

•        We have been and may continue to be subject to litigations, allegations, complaints, investigations and penalties from time to time, which may adversely affect our business, financial condition and results of operations.

•        Fluctuations in currency exchange rates may make our growth and future prospects uncertain and difficult to evaluate.

•        Our growth and profitability depend, to a significant extent, on international trade relationships between China and other countries and consumer confidence in Chinese products and any trade restrictions or losses in consumer confidence may materially and adversely affect our results of operations.

•        In the course of preparing our consolidated financial statements, we have identified a material weakness and other control deficiencies in our internal control over financial reporting, which, as of the date of this prospectus, have not been remediated. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and investor confidence in our company and the market price of the shares may be adversely affected.

Risks related to our legal and regulatory environment

•        Our holding company structure involves unique risks to investors and investors may never hold equity interests in our operating subsidiaries. PRC regulatory authorities could decide to limit foreign ownership in our industry or disallow our structure in the future, which could result in a material change in our operations and/or a material change in the value of our ordinary shares, including that it could cause the value of our ordinary shares to significantly decline or become worthless. For details, see “Risk Factors — Risks Related to Our Legal and Regulatory Environment — PRC regulatory authorities could disallow our holding company structure” on page 29.

•        The PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time or exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material adverse change in our operations and the value of our ordinary shares. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For details, see “Risk Factors — Risks Related to Our Legal and Regulatory Environment — The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ordinary shares” on page 30.

•        Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice. Rules and regulations in China are subject to changes by the relevant authorities. Sometimes such authorities will publish draft of the revisions to existing rules and regulations for public comments and consultation before enacting such revisions. But such consultations are done on case-by-case basis and we otherwise lack public channels to learn the extents of the revisions beforehand, in which case we might have limited time to ensure timely compliance upon the enactment of such revisions. All of the above could result in a material adverse change in our operations and the value of our ordinary shares. For details, see “Risk Factors — Risks Related to Our Legal and Regulatory Environment — Any failure by us to meet with the PRC legal system could adversely affect us” on page 30.

•        The Chinese government may exert substantial influence over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For details, see “Risk Factors — Risks Related to Our Legal and Regulatory Environment — The PRC government may exert substantial influence over the manner in which we conduct our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, or exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material adverse change in our operations and the value of our ordinary shares” on page 31.

•        We are subject to governmental export and import controls imposed by the EU, the U.S. and various governments. Compliance with such requirements may create delays or prevent the export of our products to some countries. For details, see “Risk Factors — Risks Related to Our Legal and Regulatory Environment — We are subject to governmental export and import controls, customs and economic sanction laws that could subject us to liability and impair our ability to compete in international markets” on page 31.

•        A majority of our products are manufactured by third-party suppliers in China, and the PRC government has oversight over the conduct of these suppliers and may intervene or influence their operations. For details, see “Risk Factors — Risks Related to Our Legal and Regulatory Environment — The PRC government may intervene in or influence our operations in China or the operations of our third party suppliers, which could result in a material change in our business, financial condition and results of operations as well as the value of our ordinary shares” on page 31.

•        On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA. Under such rules, an issuer that has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction will be identified by the SEC as a “Commission-Identified Issuer.” The SEC will impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. For details, see “Risk Factors — Risks Related to Our Legal and Regulatory Environment — The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our ordinary shares and may eventually require us to delist our securities from the U.S. markets” on page 32.

•        PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See page 35 for details.

•        We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent our cash is in mainland China or Hong Kong or held in our subsidiaries in mainland China or Hong Kong, the funds may not be available to fund operations or for other use outside of mainland China and Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of us or our subsidiaries by the PRC government to transfer cash. See pages 35 to 36 for details.

•        In addition to the filing with the CSRC per the requirements of the Trial Measures, other approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. See page 37 for details.

•        We may be subject to future tax audits, and our intercompany sale may be challenged as transfer pricing, resulting in higher taxes or penalties. See page 39 for details.

•        We may be subject to civil complaints and regulatory actions under certain laws and regulations relating to labor, social insurance and housing provident fund. See page 39 for details.

Risks related to this offering

•        There has been no public market for our ordinary shares prior to this offering and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

•        You will experience immediate dilution in the net tangible book value of ordinary shares purchased.

•        You may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, operate a substantial part of our business from mainland China and countries other than the United States, and all of our officers reside outside the United States.

•        Our management will have considerable discretion as to the use of the net proceeds from this offering.

•        We are a foreign private issuer with the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

•        We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

•        We are a “controlled company” as defined under the Nasdaq listing rules and, as a result can rely on exemptions from certain corporate governance requirements that provide protection to shareholders.

•        There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

Our Corporate Information

Our principal office is located at 4th floor, Building No. 26, Ju Yuan Zhou Garden, Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town, Fuzhou City, Fujian Province, P.R. China 350028. Our telephone number at this address is +86 0591 83700296. Our registered office in the Cayman Islands is at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands. Our principal website is https://www.aigostar.com. The information contained on our website does not constitute a part of this prospectus.

Investor inquiries should be directed to us at the address and telephone number of our principal offices set forth above. Our agent for service of process in the U.S. is located at         .

Regulatory Permissions and Licenses for Our Operations in China and This Offering

Permission Required for Our Operations

Our operations in China are primarily conducted through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. It is the opinion of our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), or Dacheng, that as of the date of this prospectus, we and our PRC subsidiaries received from relevant PRC authorities all requisite licenses, permissions, approvals or certificates needed to engage in the businesses currently conducted in China, and no permission or approval was denied. The following table provides details on the licenses and permissions currently held by our PRC subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Fuzhou Aigo Juxing Investment Co. Ltd.	Business License	Administration for Market Regulation Bureau of Cangshan District, Fuzhou City	Until June 10, 2054
Fuzhou Aigostar Optoelectronic Technology Co., Ltd	Business License	Administration for Market Regulation Bureau of Cangshan District, Fuzhou City	Until July 6, 2046
	Registration Certificate of Customs Declaration Unit of the People’s Republic of China	Fuzhou Customs	Long Term
	Foreign Trade Managers Record Registration Form	Filing and Registration Authority	Long Term
Fuzhou Xingyishi Electronic Commerce Co. Ltd.	Business License	Administration for Market Regulation Bureau of Cangshan District, Fuzhou City	Until May 21, 2044
Fuzhou Infinite Information Technology Co., Ltd.	Business License	Administration for Market Regulation Bureau of Cangshan District, Fuzhou City	Until September 28, 2047

Given the changes of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the affiliated entities may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. In addition, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse impact on our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Permission Required for This Offering

On February 17, 2023, the CSRC promulgated the Trial Measures and the related guidelines, which became effective on March 31, 2023. The Trial Measures, which reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and both direct and indirect overseas offering and listing of securities by PRC domestic companies, imposes a filing-based regulatory regime. According to the Trial Measures, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and majority of the issuer’s management are PRC citizens or domiciled in the PRC.

Based on the above-mentioned criteria, we are required to file with the CSRC in accordance with the Trial Measures with respect to the offering. We plan to make the required filing to the CSRC in connection with this offering and our listing on the Nasdaq Stock Market in accordance with the Trial Measures. On July 2, 2024, we submitted our filing materials and applied for registration to the CSRC in accordance with the requirements of the Trial Measures. As of the date of this prospectus, our filing materials are still under review by the CSRC. During this process, the CSRC may make several rounds of inquiries, and we shall respond and supplement additional materials if necessary. However, we cannot assure you that we will be able to complete such filing in a timely manner, or at all. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or to continue to offer our securities. See “Risk Factors — Risks Related to Our Legal and Regulatory Environment — In addition to the filing with the CSRC per the requirements of the Trial Measures, other approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 37.

Our PRC counsel, Dacheng, has advised us that, based on its understanding of the current PRC laws and regulations, apart from the filing with the CSRC per the requirements of the Trial Measures, we and our subsidiaries are currently not required to obtain any other permission or approval from any PRC authorities to operate or to issue our ordinary shares to foreign investors. We believe that we and our subsidiaries are not required to obtain permission or approval relating to our ordinary shares from PRC authorities, including the CSRC, apart from the filing with the CSRC per the requirements of the Trial Measures, and the CAC, for our subsidiaries’ operations, nor have we or our subsidiaries received any other approvals or denial for our subsidiaries’ operations with respect to this offering. It is the opinion of our PRC counsel, Dacheng, that none of the Company or its PRC subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure, given that we are not engaged in important public communication and information services, energy, transportation, water conservancy, finance, public services, e-government or defense technology industry; nor are we involved with other important network facilities or information systems that may seriously endanger national security, national economy and people’s livelihood. Additionally, none of the Company or its PRC subsidiaries is an “online platform operators” processing personal information of more than one million users. Therefore, we are not classified as entities required to declare cybersecurity review under the Cybersecurity Review Measures. Since we are not subject to such declaration, we are also exempt from participating in the security evaluation organized by the CAC. Therefore, the understanding is that we and our subsidiaries are not currently covered by permission requirements from the CSRC, apart from the filing with the CSRC per the requirements of the Trial Measures, the CAC or any other governmental agency that is required to approve our operations, and no such permissions or approvals have been received or denied.

Except as disclosed above, we have not been requested to obtain or denied any license or permission from any government authority in China in connection with our operations or this offering as of the date of this prospectus. However, the PRC regulatory authorities may adopt new laws, rules and regulations, or detailed implementation and interpretation of the current applicable PRC laws, rules and regulations, and we cannot assure you that the relevant PRC regulatory authorities would reach the same conclusion as us. Any further actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

Cash transfers and dividend distributions

Aigo Holding Limited, our Cayman Islands holding company, may transfer cash to Sanmu Express Limited, Aigostar Spain Limited or Aigoleo Limited, its wholly owned subsidiaries in Hong Kong, through equity investments and intercompany loans. Our Cayman Islands holding company may also transfer cash to WFOE, its wholly-owned subsidiary in the PRC, through equity investments and intercompany loans. If our subsidiaries in the PRC realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to our Cayman Islands holding company.

In 2022 and 2023, Fuzhou Aigostar, our primary operating company in China, paid dividends to its then shareholders in the amount of €500,000 and €1,153,000, respectively. In February and July 2024, Fuzhou Aigostar paid dividends to its then shareholder Mr. Fufei Lin, in the amount of approximately RMB4.28 million and RMB7.36 million, respectively. In March 2024, Fuzhou Aigostar declared dividends to its then shareholder, Fuzhou Aigo Juyou Investment Co. Ltd., in the amount of approximately RMB53.81 million, which has not been paid as of the date of this prospectus. As of the date of this prospectus, except for the dividends disclosed in the immediately preceding sentences (i) no transfer of cash through equity investments or intercompany loans was made between our Company and a subsidiary, (ii) no assets other than cash was transferred between our Company and a subsidiary, and (iii) none of the subsidiaries made any dividend payment or distribution to our Company. See “Consolidated Statements of Cash Flows” beginning on Page F-6.

In 2022 and 2023, we generated all our revenue and cash flow from operating activities outside of the PRC. We intend to keep future earnings to finance the expansion of our business, and do not anticipate that any cash dividends will be paid or any funds will be transferred from our PRC subsidiaries to our Company. We currently do not have cash management policies in place that dictate how funds are transferred between our Company and our subsidiaries. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations should the need arises. Currently, there is no restriction of transferring funds between our Company and its subsidiaries in Hong Kong; however, currency exchange control measures imposed by the PRC government may restrict the ability of our subsidiaries in the PRC to transfer their cash to our Company and other subsidiaries incorporated outside the PRC through loans, advances or cash dividends, primarily in the following aspects: (i) our PRC subsidiaries may be restricted from paying dividends to us, and (ii) we may also be restricted to make loans and additional capital contribution to our subsidiaries. For example, PRC law permits payment of dividends to us by our PRC subsidiaries only out of net income, if any, determined in accordance with PRC accounting standards and regulations, and each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital and these reserves are not distributable as cash dividends. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. Capital contributions by us to our PRC subsidiaries are subject to registration with the SAMR or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China. The PRC government also imposes controls on the conversion of RMB into foreign currencies. See “Risk Factors — Risks Related to our Legal and Regulatory Environment — We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent our cash is in mainland China or Hong Kong or held in our subsidiaries in mainland China or Hong Kong, the funds may not be available to fund operations or for other use outside of mainland China and Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of us or our subsidiaries by the PRC government to transfer cash” on pages 35 and 36. and “Risk Factors — Risks Related to Our Legal and Regulatory Environment — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 35.

In addition, our PRC subsidiaries are only permitted to pay dividends only out of their retained earnings. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. See “Regulation — Regulations on Dividend Distribution.”

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act. Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As such, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of the Nasdaq Stock Market. We currently intend to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance requirements for U.S. companies in the following respects:

•        Executive Sessions.    We have elected to adopt the practices of our home country, Cayman Islands, whose practices do not require independent directors to meet regularly in executive sessions separate from the full board of directors.

•        Nomination of Directors.    We follow Cayman Islands practices which do not require us to have a formal written charter or board resolution addressing the director nominations process.

•        Composition of Board.    We follow Cayman Islands practices which do not require a majority independent board.

•        Composition of Committees.    We follow Cayman Islands practices which do not require that any of the member of a company’s compensation committee be independent directors.

See “Risk Factors — We are a foreign private issuer with the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” and “Management — Corporate Governance Practices.”

Implications of Being a Controlled Company

Following the completion of this offering, Mr. Fufei Lin, our founder, chairman and chief executive officer, is expected to beneficially own         % of our total issued and outstanding share capital. As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore we are permitted to elect not to comply with certain corporate governance requirements. We currently plan to utilize the exemptions available for controlled companies after we complete this offering, including the requirement that the majority of our board of directors be independent directors, that our director nominees be selected or recommended solely by independent directors, and that we have a nomination committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Conventions That Apply to This Prospectus

Except otherwise indicated or the context otherwise requires:

•        “Aigo Holding” or our Company refers to Aigo Holding Limited;

•        “ARPU” refers to average revenue per user;

•        “Fuzhou Aigostar” refers to Fuzhou Aigostar Optoelectronic Technology Co., Ltd;

•        “CAC” refers to the Cyberspace Administration of China;

•        “CAGR” refers to compound average growth rate;

•        “China” or the “PRC,” in each case, refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this prospectus. When used in the case of laws and regulations, of “China” or “the PRC,” it refers to only such laws and regulations of mainland China;

•        “CSRC” refers to the China Securities Regulatory Commission;

•        “EIT” refers to enterprise income tax;

•        “Euro,” “EUR” and “€” refer to the legal currency of the European Union;

•        “Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

•        “IoT” refers to Internet of Things;

•        “R&D” refers to research and development;

•        “RMB” and “Renminbi” refer to the legal currency of mainland China;

•        “SEC” refers to the Securities and Exchange Commission;

•        “SKU” refers to stock keep unit;

•        “Southern Europe” refers to the region and countries located in the southern part of the European continent including Italy, Spain, Portugal, Romania, Greece, Bulgaria, Croatia, Slovenia, Serbia, Bosnia and Herzegovina, Albania, Malta, North Macedonia, Montenegro, Andorra, and San Marino.

•        “US$” and “U.S. dollars” refer to the legal currency of the United States;

•        “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•        “we,” “us,” “our company,” “the Group” or “our” refers to Aigo Holding Limited, a Cayman Islands exempted company with limited liability, and its subsidiaries, as a group.

Unless otherwise indicated, (a) information in this prospectus assumes that the underwriters do not exercise their over-allotment option, (b) references in this prospectus to this offering are to our offering of ordinary shares pursuant to this prospectus.

Our reporting currency is Euros. Our operating entities in China use Renminbi as their functional currency. Unless otherwise noted, all translations from Euros to U.S. dollars and vice versa are made as €0.9050 to US$1.0000, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2023. We make no representation that the Renminbi, Euros or U.S. dollar amounts referred to in this prospectus could have been or could be converted into other currencies, as the case may be, at any particular rate or at all. Due to rounding, numbers presented throughout this prospectus may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The English names of our PRC business entities are directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

THE OFFERING

Offering price	US$ per ordinary share
Ordinary shares offered by us	ordinary shares
Ordinary shares issued and outstanding prior to completion of this offering	15,874,700 ordinary shares
Ordinary shares issued and outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares).
Over-Allotment Option

We have granted to the underwriter an option, exercisable for days from the date of this prospectus, to purchase up to an aggregate of           additional ordinary shares at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Listing

We will apply to have our ordinary shares listed on the Nasdaq Global Market under the symbol “AIGO.” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our ordinary shares will be approved for listing on Nasdaq.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$           million from this offering, assuming an initial public offering price of US$           per ordinary share, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us.

We intend to use our net proceeds from this offering for, among other things, (i) research and development of new product lines, (ii) expanding our warehousing facilities, (iii) branding and endorsement, strengthening market awareness, as well as expanding sales channels, and (iv) general corporate purpose. See “Use of Proceeds” for additional information.

Transfer agent
Lock-up

We, our directors, executive officers and           % or more shareholders of our ordinary shares, have agreed with the underwriter, not to sell, or otherwise transfer or otherwise dispose of any ordinary shares for a period of six months from the date of this prospectus. See “Underwriting” for more information.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

Consolidated Financial Statements

The following summary consolidated statement of comprehensive income for the fiscal years ended December 31, 2022 and 2023, summary consolidated balance sheets data as of December 31, 2022 and 2023, and summary consolidated cash flow data for the fiscal years ended December 31, 2022 and 2023 have been derived from our audited consolidated financial statement included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive profit or loss data for fiscal years ended December 31, 2022 and 2023 and for the nine months ended September 30, 2024 (in thousands of EUR and US$):

	For the years ended December 31,			For the nine months ended September 30,
	2022	2023		2023	2024
	EUR	EUR	USD	EUR	EUR	USD
Revenues	148,507	151,194	167,069	101,897	122,722	137,400
Cost of revenues	(81,952)	(75,752)	(83,706)	(51,747)	(64,898)	(72,660)
Gross profit	66,555	75,442	83,363	50,150	57,824	64,740
Operating expenses:
Sales and marketing	(60,044)	(65,027)	(71,855)	(45,082)	(49,331)	(55,231)
General and administrative	(4,850)	(5,188)	(5,733)	(3,702)	(4,757)	(5,326)
Research and development	(2,482)	(2,699)	(2,982)	(1,977)	(2,130)	(2,385)
Total operating expenses	(67,376)	(72,914)	(80,570)	(50,761)	(56,218)	(62,942)
Operating income (loss)	(821)	2,528	2,793	(611)	1,606	1,798
Interest income	3	5	6	3	8	9
Interest expense	(243)	(234)	(259)	(271)	(301)	(337)
Government grants	100	245	271	189	161	180
Foreign exchange gain/(loss)	646	3,723	4,114	1,252	700	784
Other income (expense), net	301	(165)	(182)	(158)	(80)	(90)
Income (loss) before income taxes	(14)	6,102	6,743	404	2,094	2,344
Income tax expense	(161)	(394)	(435)	(72)	(80)	(90)
Net income (loss)	(175)	5,708	6,307	332	2,014	2,255
Comprehensive income (loss)
Net income (loss)	(175)	5,708	6,307	332	2,014	2,255
Foreign currency translation adjustment	8	(1,955)	(2,160)	(361)	(111)	(124)
Total comprehensive income (loss)	(167)	3,753	4,147	(29)	1,903	2,131

The following table presents our summary consolidated balance sheets data as of December 31, 2022 and 2023 and September 30, 2024 (in thousands of EUR and US$):

	As of December 31,			As of September 30, 2024
	2022	2023
	EUR	EUR	USD	EUR	USD
Summary Combined and Consolidated Balance Sheet Data
Cash and cash equivalents	5,407	7,977	8,815	3,642	4,078
Restricted Cash	—	2	2	71	79
Accounts receivable, net (net of allowance for doubtful accounts of EUR118, EUR169 (USD187) and EUR240 (USD269) as of December 31, 2022, 2023, and September 30, 2024 respectively)	18,475	21,222	23,450	32,940	36,880
Accounts receivable – related parties, net	12,429	833	920	259	290
Advance to suppliers	1,556	764	844	828	927
Inventories, net	44,359	48,090	53,139	62,689	70,187
Prepayments and other current assets, net	4,015	5,509	6,087	9,641	10,794
Amount due from related parties	3,119	57	63	772	864
Total current assets	89,360	84,454	93,320	110,842	124,099
Total non-current assets	12,185	14,477	15,998	16,125	18,053
Total assets	101,545	98,931	109,318	126,967	142,152
Total current liabilities	75,489	66,917	73,943	93,989	105,229
Total non-current liabilities	6,369	5,733	6,335	6,526	7,307
Total liabilities	81,858	72,650	80,278	100,515	112,536

Total shareholders’ equity	19,687	26,281	29,040	26,452	29,616
Total liabilities and shareholders’ equity	101,545	98,931	109,318	126,967	142,152

The following table presents our summary consolidated cash flow data for the fiscal years ended December 31, 2022 and 2023 and for the nine months ended September 30, 2023 and 2024 (in thousands of EUR and US$):

	For the year ended December 31,			For the nine months ended September 30,
	2022	2023		2023	2024
	EUR	EUR	USD	EUR	EUR	USD
Net cash provided by operating activities	1,191	3,200	3,537	619	(5,922)	(6,631)
Net cash used in investing activities	(1,075)	(4,500)	(4,972)	(228)	(974)	(1,091)
Net cash provided by financing activities	2,264	4,011	4,431	(8)	2,759	3,089
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(42)	(139)	(154)	(432)	(129)	(144)
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,338	2,572	2,842	(49)	(4,266)	(4,776)
Cash, cash equivalents and restricted cash, at beginning of year	3,069	5,407	5,975	5,407	7,979	8,933
Cash, cash equivalents and restricted cash, at end of year	5,407	7,979	8,817	5,358	3,713	4,157

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, results of operations and financial condition. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, results of operations and financial condition, and our ability to pay dividends. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We currently derive the majority of our revenue from sales in Europe, and any fluctuation or slowdown of the European market may adversely affect our business, financial condition and results of operations.

The success of our business ultimately depends on consumer spending. We derive a substantial part of our revenue from the European Union. In 2022 and 2023, revenue generated from the European Union accounted for approximately 87% and 85% of our total revenue of the same years, respectively. As a result, our revenue and financial results are impacted to a significant extent by economic conditions in the European Union. The EU macroeconomic environment is facing challenges, such as the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the EU on January 31, 2020, and the adverse impact on the economies and financial markets of the EU from the COVID-19 pandemic. In 2022, the outbreak of Russian-Ukraine war also contributed to our failure to achieve our financial goal for that year. As the outbreak of the Russian-Ukraine war caused the price of energy and energy-dependent products to increase, European consumers cut back expending on non-essential items. Further, due to the outbreak of the war, there was a decrease in the number of our new stores opened across Europe in 2022, which negatively impacted the attainment of our financial goal for that year. As the war is still ongoing, it is uncertain that whether our sales and operations in Europe will be adversely affected. There have also been concerns over unrest and terrorist threats in Europe. Tensions in the relationship between China and the EU may pose further challenges to our performance in the European Union market. Sales of products that are prone to consumers’ subjective perceptions and personal preferences, such as our pet products, depend in part on discretionary consumer spending and are particularly exposed to adverse changes in general economic conditions. In response to downturns and fluctuations, perceived or otherwise, in EU’s economic conditions, consumers might delay, reduce or cancel purchases of our products, which may materially and adversely affect our results of operations.

Our growth depends on expanding in various geographic markets and such expansion may pose new logistical, operational and marketing challenges that may materially and adversely affect our business.

In 2022 and 2023, we generated revenue from approximately 40 countries and regions. Our results of operations in each of the jurisdictions or geographic regions are heavily affected by the regional economic and market condition. As such, conducting business operations in multiple jurisdictions or geographic regions poses additional challenges and complications. If we fail to monitor, identify and resolve such challenges and complications in a timely manner, or at all, our financial condition and results of operations may be negatively impacted.

We plan to further increase the sales of our products by deepening our penetration of geographic markets globally. We still have relatively little experience in many countries in the world. It is costly to establish, develop and maintain international operations and websites and promote our brand internationally. The expansion of sales into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

•        local economic and political conditions;

•        government regulation of online and offline sale of electrical devices, lighting products, household appliances and pet products, as well as restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization and restrictions on foreign ownership;

•        restrictions on sales or distribution of certain products or services and uncertainty regarding intellectual property rights and liability for products, services and content on our websites or social marketing channels;

•        business licensing or certification requirements, such as for imports, exports and electrical devices;

•        limited fulfillment and technology infrastructure;

•        laws and regulations regarding consumer protection, import and export requirements, duties, tariffs, other trade-related barriers or restrictions, data protection, privacy, network security, encryption and restrictions on pricing or discounts;

•        lower levels of consumer spending and fewer growth opportunities compared to our current geographic markets;

•        increased payment risk; and

•        difficulty in staffing, developing and managing foreign operations as a result of language and cultural differences.

As we expand the sale of our products to other countries, competition will intensify. Local companies may have a substantial competitive advantage over us because of their greater understanding of, and focus on, local consumers, as well as their more established local brand names. Reduced logistics costs and marketing expenses could also be advantageous for local companies. We may not be able to hire, train, retain and manage required personnel, which may limit our international growth. Failure to compete with local companies would materially and adversely affect our results of operations.

Changes in external economic environment may decrease the demand for our products and adversely affect our growth and strategies and business prospects; and historically we have experienced failure to achieve financial goals primarily due to the outbreak of the Russian-Ukraine war.

The current economic environment continues to present uncertainties and risks for our business. Continued concerns about the systemic impact of a potentially long-term and widespread recession, the EU energy crisis and high inflation all have contributed to increased market volatility and diminished expectations for economic growth around the world. Such economic challenges have resulted in high unemployment in Europe and North America, as well as stagnant wage levels, which has dampened consumer purchasing power. A continued or future slowdown in Europe, the United States or other global economies or a negative economic outlook could materially and adversely affect our future operating results. Any current or future wars or conflicts, such as the Israeli-Palestinian conflict could materially and adversely affect our growth, strategies and business prospects.

If we fail to manage our stock inventory at an acceptable level, our business, financial condition and results of operations may be adversely affected.

To ensure adequate inventory supply for our various products, we forecast inventory needs and place orders with our suppliers before firm orders are placed by our customers.

Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs, and the sale of excess inventory at discounted prices or in less preferred distribution channels could impair the image of our brands and harm our gross profit margin. If we fail to accurately forecast consumer demand, our excess inventory levels may continue. Factors that could affect our ability to accurately forecast demand and manage inventory level include:

•        an increase or decrease in consumer demand for our products;

•        a failure to accurately forecast consumer acceptance for our new products;

•        product introductions by competitors;

•        unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction in the rate of reorders or at-once orders;

•        weakening of economic conditions or reduced consumer confidence in future economic condition which could reduce demand for discretionary items, such as our products; and

•        the uncertainties and logistical challenges that accompany operations on a global scale.

We participate in intensely competitive markets and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.

The market for our products is intensely competitive. Our ability to compete in these highly competitive markets may be adversely affected by a number of factors, including:

•        we compete against many well-established companies that may have substantially greater financial, sourcing, marketing, operational or other resources than we do;

•        in some markets, some competitors may have more solid brand awareness than our brands;

•        our competitors have obtained, and may in the future be able to obtain, exclusivity or sole source at particular community stores, supermarkets and distributors, or favorable in-store placement;

•        in some key product categories such as smart IoT products, technology advancements and product improvements by competitors may weaken consumer demand for our products; and

•        consumer preferences may change to lower or higher margin products or products other than those we market.

Increased competition my reduce our gross and operating margins, market share and brand recognition. We may not be able to compete successfully against current and future competitors, and competitive pressures may materially and adversely affect our business, financial condition and results of operations.

Claims by third parties that we are infringing their intellectual property and other litigation may materially and adversely affect our business and prospects.

From time to time, we have been, and expect we will continue to be, subject to claims that we are infringing the patents and other intellectual property of others, and it is possible that third parties will assert infringement, misappropriation, unfair competition or similar claims against us in the future. For example, in 2023 our three Italian-style wall switch product series — “AB Matix,” “AB Living Lighting,” and “AV Plana” — were sued by two Italian local brands for alleged infringement of their intellectual property rights, even though we had registered trademarks for such products. The local Public Prosecutor’s Office of Italy filed criminal charges against Mr. Shurong Chen, acting in his capacity as the legal representative of our Italian subsidiary, for “introduction into the state and trade of products with false signs” and “receiving illegal goods.” The verdicts for these suits are still pending, and about 1.5 million light switch products are under temporary injunction by the court pending the outcome of the legal proceeding by relevant court. As advised by the Italian legal counsel engaged in these proceedings, Mr. Shurong Chen could be subject to fines and imprisonment if found guilty, but there will be no criminal liability for our Italian and PRC subsidiaries. For details, please see “Business — Legal and Administrative Proceedings.” Any such claims, charges or judicial procedures, with or without merit, could be time-consuming and expensive and may require us to incur substantial costs, including the diversion of the resources of management and technical personnel, cause product delays or require us to redesign our products or enter into licensing or other agreements in order to secure continued access to necessary or desirable intellectual property.

An adverse finding against us in these or similar patent or other intellectual property litigations or disputes may have a material adverse effect on our business, financial condition and results of operations. If we are deemed to be infringing or otherwise violating a third party’s intellectual property and are unable to continue using that intellectual property as we had been, our business and results of operations could be harmed if we are unable to successfully develop non-infringing alternative products or features on a timely basis or license non-infringing alternatives or substitutes, if any exist, on commercially reasonable terms. In addition, an unfavorable ruling in intellectual property litigation could subject us to significant liability, as well as require us to cease developing, manufacturing or selling the affected products or using the affected processes or product feature. Any significant restriction on our proprietary intellectual property or operations that impedes our ability to develop and commercialize our products could have a material adverse effect on our business, financial condition and results of operations.

Our online sale incurs relatively low profitability level; and our inability to increase our online profitability level may materially and adversely affect our growth and financial performance.

We have been experiencing low profit margins in our online channels. Despite the increasing revenue from online channels, the online profitability remains a pressing issue for us. Our net profit margin is significantly reduced by the high platform fees. In addition, we’ve had to make compromises with our online profitability, in pursuit of higher online sales. As we face even fiercer competition in the online marketplace, we cannot assure you that our online sales will achieve high profit margin, which may materially and adversely affect our growth and financial performance.

Our business in IoT-integrated products utilizes cloud services provided by third party, and is still in the development phase. If we are unable to maintain our relationship with cloud service provider or manage our expansion of IoT products successfully, our business, financial condition and results of operations may be materially and adversely affected.

Our business in IoT products sector is still in its early stage of development. In 2023, revenue generated from our IoT products accounted for only approximately 3.1% of our total revenue. For the nine months ended September 30, 2024, our revenue from IoT products accounted for approximately 2.4% of our total revenue. Our AigoSmart APP, in which we have intelligent product terminal control feature incorporated, utilizes cloud services provided by a third party. Despite our efforts to make our IoT products fully independent by enhancing our self-developed APP in the future, we still need to rely on third-party service provider for our IoT integration at the current stage and in the near future. If our relationship with such third-party cloud service provider deteriorates or is terminated or if we fail to maintain the relationship on commercially viable terms, we may not be able to locate alternative service providers in a timely manner, and hence our operations and financial condition may be materially and adversely affected.

As we have set as one of our key strategies to focus on the advancement of IoT products, we anticipate spending significant resources on marketing, technology and other business expenditures to grow. We will need to expand, train, manage and motivate our workforce and manage our relationship with customers, suppliers, end consumers, and third-party service providers. We also intend to broaden the range of our IoT products offerings, which will require us to introduce new IoT product categories, and address the needs of different kinds of customers. We may incur significant costs in trying to expand our offerings into these new IoT product categories, or fail to introduce new product categories that meet anticipated customer demand. If we fail to manage such expansion successfully and cost-effectively, our business, financial conditions, and results of operations may be adversely affected.

We may not be able to successfully adopt new technologies or adapt new systems in response to the rapidly changing industry standards and policies imposed by various countries, especially with respect to lighting products and electrical products.

The sale of some of our core product, such as lighting products and electrical products, is constantly subject to a multitude of laws, regulations, policies, and safety standards in different countries. We may not be able to follow and monitor the constant change of such laws, regulations, policies and standards on a timely basis, or at all. Our excess inventory also prevents us from clearing out our stock in a timely manner when new laws and regulations are implemented. As a result, sometimes our product updates cannot keep pace with the rapid speed of changes in the legal requirements and standards.

Our competitors are also vigilant about the products being sold by us, especially via community stores, and may report any failure of us to meet the most updated regulations and standards, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have a material adverse effect on our business and expansion plans.

There have been significant changes and proposed changes in recent years to international trade policies, tariffs and treaties affecting imports. For example, in October 2023, the European Commission has declared its decision to initiate anti-subsidy investigation on imported electric vehicles from China, and to evaluate the imposition of tariffs on electric vehicles imported from China based on the finds of their investigations.

A significant portion of our products are manufactured in China, and other countries or regions outside of the EU, the UK, the U.S. and other countries where our markets are located. Accordingly, such international policy changes have made it, and may continue to make it, difficult or more expensive for us to obtain certain products manufactured outside Europe, which could affect our net sales and profitability. Retaliatory tariff and trade measures imposed by other countries could affect our ability to export products and therefore adversely affect our net sales. Any of these factors could depress economic activity and restrict our access to suppliers, customers or end consumers and could have a material adverse effect on our business, financial condition and results of operations and affect our strategy in Europe and elsewhere around the world.

We rely substantially on third-party suppliers for the manufacture of our products, and any deterioration in such business relationships or the quality of those products may materially and adversely affect our business, financial condition and results of operations.

We source the manufacturing of our products from selected third-party suppliers. Our continued growth will increase our product demands, which will require us to increase our ability to source products of commercial quality on reasonable terms.

Our suppliers may:

•        cease selling merchandise to us on terms acceptable to us;

•        fail to deliver products that meet our standards or customer demands;

•        encounter financial difficulties;

•        terminate our relationships or enter into agreements with our competitors;

•        have economic or business interests or goals that are inconsistent with ours and take actions contrary to our instructions, requests or objectives;

•        be unable or unwilling to fulfill their obligations, including their obligations to meet our production deadlines, quality standards and product specifications;

•        fail to expand their production capabilities to meet our growing demands;

•        encounter raw material or labor shortages or increases in raw materials or labor costs, which may impact our procurement costs;

•        engage in other activities or employment practices that may harm our reputation.

Furthermore, agreements with our suppliers do not typically establish a fixed price for the purchase of products. As a result, we may be subject to price fluctuations based on changes in our suppliers’ businesses, cost structures or other factors. The occurrence of any of these events, alone or together, may have a material and adverse effect on our business, financial condition and results of operations.

The design, technology and intellectual property rights of our ODM products remain with our ODM suppliers; failure to maintain stable relationships with such suppliers may materially and adversely affect our business, financial condition and results of operations.

A significant portion of our revenue is generated from the sale of our ODM products. The proprietary rights, including the design, technology and intellectual property rights, of our ODM products remain with our ODM suppliers. If we fail to maintain stable relationships with such suppliers, our ability to sustainably provide certain ODM products to targeted markets may be jeopardized. In addition, our ODM suppliers may cease to manufacture for us, or restrict our ability to sell certain products. Although we may have legal claims against such actions, our business, financial condition, results of operation, and the value and reputation of our brands will be adversely affected.

The prospects of our business depend substantially on the recognition, maintaining and strengthening our brands to generate and maintain ongoing demand for our products.

The “Aigostar,” “nobleza” and “Taylor Swoden” brands and related brand images are integral to the growth of our business, as well as to the implementation of our strategies for expanding our business into new categories and markets. Our success depends on the value and reputation of our brands, which, in turn depends on factors such as the quality, design, performance, functionality and durability of our products, the display and image of our community stores, our communication activities, including advertising, social media, various commercial initiatives, and public relations, and our management of the consumer experience. Maintaining, promoting and positioning our brands is important to expanding our consumer base and will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high-quality consumer experiences. We intend to continue making substantial investments in these areas in order to maintain and enhance our brands, and such investments may not be successful.

Ineffective marketing, negative publicity, product or manufacturing defects, product recalls, counterfeit products, failure to protect the intellectual property rights in our brands and detrimental acts by third parties are potential threats to the strength of our brands, and those and other factors could rapidly and severely diminish consumer confidence in us, which may materially and adversely affect our business, financial condition or results of operations. Additionally, the growing use of social media increases the speed with which information and opinions can be shared and the speed with which a company’s reputation can be affected. If we fail to correct or mitigate misinformation or negative information, including information spread through social media or traditional media channels, about us, the products we offer, our consumer experience or any aspect of our brands, our business, financial condition and results of operations could be adversely impacted. Maintaining and enhancing the image of our brands in our current key markets, including Europe and other select international markets, and in new markets where we currently may have limited brand recognition, is important to expanding our consumer base. If we are unable to maintain or enhance our brands in current or new markets, or if we fail to continue to successfully market and sell our products to our existing consumers or expand our consumer base, growth strategy, business, financial condition and results of operations could be harmed.

We currently derive our revenue from a limited number of product categories and any event that adversely affects the demand for our products in those product categories may harm our growth strategies and business prospects.

In 2023, we generated approximately 29%, 14%, 29% and 24% of our total revenue from lighting products, electrical products, household appliances and pet products, respectively. For the nine months ended September 30, 2024, we generated approximately 30.5%, 14.2%, 25.3% and 23.8% of our revenue from the same product categories.

A decrease in the demand for any of these product categories could have a material and adverse effects on our business prospects. While we have expanded and diversified our product category offerings and revenue sources, sales in new product categories may not reach a level that would reduce our dependence on our existing product categories. In addition, if we are unable to deliver consistently high quality products in our new product categories, the number of customers for our products may decline. Our failure to successfully introduce new product categories may have a material and adverse effect on our business prospects and limit our growth.

We are subject to certain risks relating to the warehousing of our products.

Before delivery of our products to customers, we store them in our nine warehouses in Spain, Italy, the Netherlands, Poland, the PRC, Germany, United States, United Kingdom and France. If any accidents, including fires, were to occur, causing damage to our products or our warehouses, our ability to supply products to our customers on time and our market reputation, financial condition, results of operations could be materially and adversely affected.

Over 80% of our warehouses in terms of area are currently leased properties. When any of our current leases expires, we cannot assure you that relevant premise for a new lease term or suitable alternative locations will be readily available on commercially reasonable terms. If we fail to extend or renew our current leases and are unable to locate desirable alternatives, our business, financial condition and results of operations could be materially and adversely affected.

Our leased property interests in China may be defective and our right to use the properties may be challenged, or we may fail to extend or renew our current leases or locate desirable alternatives for our inventories on commercially acceptable terms, which could materially and adversely affect our business.

We presently lease several premises in China. Among them, the buildings involved in the following leased property interests of Fuzhou Aigostar have not yet been granted the legal title certificate: (1) the 5th-floor rooftop structure of about 900 square meters of Building 26, Juyuanzhouyuan, Jinshan Industrial Zone, No. 618 Jinshan Avenue, Jianxin Town, Cangshan District, Fuzhou, with a lease term from March 13, 2024 to March 12, 2027; and (2) the 5th-floor rooftop structure of about 400 square meters in Building 26, Juyuanzhouyuan, Jinshan Industrial Zone, No. 618 Jinshan Avenue, Jianxin Town, Cangshan District, Fuzhou, with a lease term from April 1, 2024 to March 31, 2027. However, as advised by our PRC counsel, Dacheng, our lease contract may be deemed invalid because the lessor does not have the legal title certificate. According to the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases about Disputes over Lease Contracts on Urban Buildings, a lease contract signed by a lessor and a lessee with regard to a property for which no construction project planning permit is obtained or which is not constructed in conformity with the provisions in the construction project planning permit is invalid. As of the date of this prospectus, the lessor of the property fails to provide valid proof of ownership of the premises or construction project planning permit, and we may not be able to continue to use Fuzhou Aigostar’s leased properties if the lessor fails to obtain proof of ownership or construction project planning permit. In accordance with the foregoing judicial interpretation, if our lease is deemed invalid, we may have to find a new warehouse for storage and our business could be materially and adversely affected.

Furthermore, under PRC laws, all lease agreements are required to be registered with the local housing authorities. Currently all of our lease agreements in China have not been registered with the relevant authorities. Failure to complete these required registrations may expose us to potential monetary fines ranging from RMB1,000 to RMB10,000.

When our current leases expire, we may be unable to extend or renew our leases for reasons such as unavailability of the relevant premises for a new lease term or substantially higher rent demanded by the owners. We cannot assure you that suitable alternative locations will be readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

We use third-party couriers to deliver our products and their failure to provide high quality delivery services or our failure to effectively manage our relationships with them may materially and adversely affect our business, financial condition and results of operations.

We use a network of third-party courier companies to deliver our products to customers. Interruptions to or failure in these third parties’ shipping services could prevent the timely delivery of our products. These interruptions may be due to unforeseen events such as inclement weather, natural disasters, import or export restrictions, or labor unrest, which may be beyond our control or the control of these third-party couriers. For example, for the nine months ended September 30, 2024, our cost of revenue increased and our gross profit margin decreased compared to the same period in 2023, primarily because the increase of shipping clearance fee during the first half year of 2024 due to the situation in the Red Sea. In particular, the situation in the Red Sea led to longer delivery time as ships had to take detours, which in turn caused increase in shipping costs, shortage of cabin spaces and containers, and increase in shipping clearance fees. We tried to mitigate the cost increase by bulking our shipment in a more concentrated manner, negotiating package prices with ship owners, and locating cabin spaces offered at discounts due to other canceled bookings.

If we do not deliver products in a timely manner or deliver damaged products, our customers may refuse to accept our products and become less confident in us. Many of our products, such as pet products and holiday special products, may be specifically sensitive to delivery delay given that they are often purchased in anticipation of a specific date or limited period of time. If our third-party couriers fail to deliver in a timely manner, or cause harm to our products during delivery, we may face additional costs or even legal actions. In addition, our third-party couriers may also offer us less favorable terms, which may increase our shipping cost and materially and adversely affect our financial condition and results of operations.

We rely on community retail stores to sell our products to end consumers, and failure to maintain and further develop our relationships with these community stores may adversely affect our business, financial condition and results of operations.

We sell a significant amount of our products to community retail stores. In 2022, 2023 and the nine months ended September 30, 2024, sales to community stores contributed approximately 37%, 35% and 34%, respectively, to our total revenue. These community stores service end customers by stocking and displaying our products, explaining our products’ attributes and capabilities and sharing the story of our brands. Our relationships with these community stores are important to the recognizing of our brands and the marketing programs we continue to deploy. If we fail to maintain relationships with these community stores, our business, financial condition and results of operations could be adversely affected.

Our business, prospect and financial conditions may be adversely affected by our relationship with third-party e-commerce platforms.

In addition to our offline sales through community stores, distributors and other business customers and our online sale via our self-operated websites and Aigosmart APP, we also operate flagship stores on third-party e-commerce platforms, including Amazon, and other popular platforms in specific countries. Sales through these platforms have significantly contributed to our financial performance. Nevertheless, these e-commerce platforms may lose appeal to customers who need tailored services and specialized products. To the extent that we fail to leverage traffic on these third-party platforms, our flagship store sales may decline and we may experience difficulties in locating customers. At the same time, our cooperation with these third-party platforms may be negatively affected by a number of factors, including but not limited to higher commissions and fees, negative publicity and service outages of these platforms, all of which are beyond our control. If our relationship with these third-party platforms deteriorate or are terminated or if we fail to maintain the relationship on commercially viable terms, we may not be able to quickly locate alternative online sales channels. Hence, our operations and financial condition will be materially and adversely affected.

We plan to expand our own websites and mobile APP platforms. If we are not able to manage such expansion successfully, we may have to rely more substantially on third-party platforms, which may result in material and adverse effect on our business, financial condition and results of operations.

Although we have traditionally cooperated with third-party platforms such as Amazon, we believe our self-operated websites and Aigosmart APP are strategically essential to our success, especially with respect to our online selling. We intend to expand our websites and Aigosmart APP to provide more purchasing options for our customers. We cannot assure you that we will be able to manage our websites and Aigosmart APP in a cost-effective way. In addition, the expansion of our websites and APP will put pressure on our managerial, financial, operational and other resources. Another crucial point for us is to continue integrating and improving our websites and APP in collaboration with logistics companies. If we are unable to effectively manage our expansion of our websites and APP, we will have to rely more substantially on third-party platforms and be further subject to the rules and requirements of such third-party platforms, which may adversely affect our business, financial conditions, and results of operations.

Our offline sale relies substantially on our business customers (including community stores, supermarkets, distributors and construction project partners). Any failure to manage or maintain relationships with our business customers may adversely affect our business, financial condition and results of operations.

In many cases, we sell our products to our community stores, supermarkets, distributors, and construction partners (collectively, business customers) who on-sell our products, directly or indirectly, to end consumers. In 2023 and the nine months ended September 30, 2024, we generated approximately 50% of our total revenue from over 10,000 business customers globally. Any significant reduction in purchases, failure to obtain anticipated orders or delays or cancellations of orders by any of these major business customers, or significant pressure to reduce prices from any of these major business customers, could have a material adverse effect on our business, financial condition and results of operations. Factors that could affect our ability to maintain or expand our sales to these customers include:

•        failure to accurately identify the needs of our consumers;

•        a lack of consumer acceptance of new products or enhancements to existing products;

•        unwillingness of our key community stores to attribute value to our new or existing products;

•        failure to obtain shelf space from our community stores or supermarkets;

•        new, well-received product introductions by competitors;

•        damage to our relationships with key business customers due to brand or reputational harm;

•        delays or defaults on our customers’ payment obligations to us; and

•        store closures, decreased foot traffic, recessionary pressures, adverse economic or market conditions or other adverse effects, including public health crises such as the COVID-19 pandemic (or other future pandemics or epidemics).

We cannot ensure that our current business customers will continue to carry our current products, carry any new products that we develop or continue to operate. If we lose any of our key business customers or any key customer reduce their purchases of our existing or new products or promotes products of our competitors over ours, our sales would be harmed. Additionally, a significant deterioration in the financial condition of the retail industry in general could have a material adverse effect on our business, financial condition and results of operations.

Our expansion may lower our profit margins, and materially and adversely affect our business, financial condition and results of operations.

We have traditionally focused on the sale of lighting products, electrical products, household appliances and pet products, and derived a large percentage of our net revenue from such product categories. We have since expanded our offerings by increasing the number of products in our core categories of smart IoT products, especially smart household appliances. We have also introduced our own websites, such as https://www.aigostarstore.com/, www.noblezashop.com, and http://www.taylorswoden.com, as well as our own AigoSmart APP. This has required improvements to our technology and logistics infrastructure and increased marketing spending.

These new businesses involve risks and challenges different from the sale of our traditional product categories. We may introduce new product categories, which may increase the risks of inventory write-downs and financing costs. As a result, we may not be able to compete successfully in these new markets, our costs may increase and our revenue and profit margins may decrease, all of which may materially and adversely affect our business, financial condition and results of operations.

Our plan to expand our sales and marketing efforts may be costly, and any failure to manage our growth or execute our marketing strategies effectively may materially and adversely affect our business and prospects.

We plan to continue to utilize a number of marketing initiatives to promote our brand. We have invested and will need to continue to dedicate significant time, efforts, and resources to advertising and market promotion initiatives. Our sales and marketing expenses (including salaries of sales and marketing staff, advertising fee, commission of third-party e-commerce platforms, transportation expenses, warehouse expenses and other expenses) were approximately €65.0 million in 2023 and €49.3 million in the nine months ended September 30, 2024, representing approximately 43% and 40.2% of our revenue of the same periods, respectively. We may need to devote an even greater portion of our resources to continue to strengthen our brand recognition and build our user base, which may impact our profitability. We cannot assure you that our marketing efforts will ultimately be successful, as it is affected by various factors, including the effectiveness of our marketing campaigns, our ability to provide consistent, high quality products, consumers’ satisfaction with our products, as well as supports and services we provide, among others.

In addition, any negative publicity related to our brand, products, suppliers, distributors, retail stores, third-party platforms or KOLs that we are associated with could have an adverse impact on our brand, which may materially and adversely affect our business and prospects.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, patents domain names, trade secrets, proprietary technologies and similar intellectual property critical to our success and we currently rely on a mix of trademark law, patent law, and confidentiality agreements with our employees, suppliers and others to protect our proprietary rights. Our trademarks and patents may be invalidated, circumvented or challenged. Confidentiality agreements may be breached and we may not have adequate remedies for any breach.

Our products may be counterfeited. Unauthorized imitation, replication of our design, infringement of our trademarks or labeling by third parties may affect our reputation and profitability. Although we monitor any unauthorized use of our registered designs and trademarks, counterfeiting or imitation of our products to ensure that our intellectual property rights are protected, we cannot assure you that counterfeiting and imitation would not occur, or if it does occur, that we would be able to detect and address the problem effectively. A significant presence of counterfeit products in the market could have a negative impact on the value and image of our brands, lead to loss of consumer confidence in our brands and materially and adversely affect our business, financial condition and results of operations.

Any failure to quickly identify and adapt to changing industry conditions and consumer preferences, especially in the industry of household appliances and pet products, may have a material and adverse effect on our business, financial condition and results of operations.

Our growth depends, in part, on our ability to successfully introduce new products to meet the evolving requirements of our customers and end consumers. This, in turn, depends on our ability to foresee and respond to evolving consumer trends, demands and preferences, especially those related to household appliances and pet products. The development and introduction of new products involve considerable costs, and may not generate sufficient customer interest or sales to cover their development or marketing expenses, which may reduce our operating income. In addition, any such unsuccessful effort may adversely affect our brand and reputation. To the extent that we are not able to successfully identify customer preferences, develop or promote new products, we may lose our competitive edge in the market and our business, financial condition and results of operations may be adversely affected.

If we are unable to attract, train and retain qualified personnel, our business, financial condition and results of operations may be materially and adversely affected.

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our business and reputation. It is important for us to attract qualified employees, especially our marketing personnel, our products managers, R&D personnel with high levels of experience in business marketing, creative design, and Internet-related services. Competition for these employees is intense. In order to attract prospective employees and retain current employees, we may have to increase our employee compensation by a larger amount and at a faster pace than expected, which would increase our operating expenses. In addition, we must hire and train qualified employees in a timely manner to keep pace with our rapid growth while maintaining the quality of our operations in various geographic locations.

We must also provide continuous training to our employees so that they have up-to-date knowledge of various aspects of our operations and can meet our demand for high quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brands and adversely affect our business. Finally, disputes between us and our employees may arise from time to time and if we are not able to properly handle our relationship with our employees, our business, financial condition and results of operations may be adversely affected.

Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and substantially harm our business and results of operations.

A significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Online payments for our products are settled through third-party online payment service providers. We also share certain personal information about our customers with third-party delivery service providers, such as their names, addresses, and phone numbers. In such transactions, maintaining complete security for the transmission of confidential information is essential to maintain consumer confidence. We have no control over the security measures of third-party electronic payment service providers.

We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us through our websites, APP or third-party platforms. Furthermore, our third-party logistics and payment service providers may accidentally or purposefully disclose information about our customers. We may also accidentally disclose such information due to employee negligence.

Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Even if we successfully adapt to and prevent new security breaches, any perception by the public that online commerce and transactions are becoming increasingly unsafe could inhibit the growth of e-commerce and other online services generally, which, in turn, may reduce the number of purchase orders we receive. Any compromise of our security or third-party service providers’ security could materially and adversely affect our reputation, business, prospects, financial condition and results of operations.

Our business involves the potential for product recalls, product liability and other claims against it, which may materially and adversely affect our business, reputation and results of operations.

The quality and safety of our products are critical to our business. We may be exposed to product recalls, withdrawals, claims against product liability, and adverse publicity if our products are alleged to be fake, or cause injury or illness or if we are alleged to have violated governmental regulations. We may also voluntarily recall or withdraw products that we consider below our standards. Consumer concerns regarding the quality and safety of our products, whether justified or not, could adversely affect our brand reputation and business. A product recall or withdrawal could result in substantial and unexpected expenditures, destruction of product inventory and lost sales, which could reduce our cash flow and prevent us from achieving profitability. In addition, a product recall or withdrawal may have detrimental effects on our brand reputation, leading to increased scrutiny by regulatory agencies and sharp decrease in demand for our products, all of which require significant management attention. These could adversely impact our business, and consequently, adversely affect our results of operations and reputation.

Any material product liability claim, litigation or governmental enforcement action could materially and adversely affect our business, reputation and results of operations.

In addition, we allow our customers to return certain products and offer refunds, subject to our or third-party platforms’ return and refunds policy. If merchandise returns or refunds are significant or higher than anticipated and forecasted, our business, financial condition, and results of operations could be adversely affected.

We have been and may continue to be subject to litigations, allegations, complaints, investigations and penalties from time to time, which may adversely affect our business, financial condition and results of operations.

We may be subject to litigations, allegations, complaints, investigations and penalties from time to time relating to issues including intellectual property, employment and labor, product safety, personal injury, privacy, information security tax compliance, as well as licenses and permits. Legal proceedings are inherently uncertain, and any judgment, ruling, fine, penalty or injunctive relief entered against us or any adverse settlement in these or other future matters could result in harm to our reputation, sanctions, consent decrees, injunctions or orders requiring a change in our business practices or otherwise negatively affect our business, result in costly litigation, be harmful to our reputation and divert significant resources.

We currently rely on commercial banks and third-party online payment service providers for payment processing and escrow services. If these payment services are restricted or curtailed in any way, are offered to us on less favorable terms, or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.

Our customers may choose from a wide range of payment methods, including payment through commercial banks and third-party only payment service providers. We rely on third parties, such as commercial banks, PayPal, to provide certain payment processing services, including the processing of credit card and debit card transactions. Our business may be disrupted if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be interpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments and our business and operating results could be adversely affected.

Fluctuations in currency exchange rates may make our growth and future prospects uncertain and difficult to evaluate.

We source our products primarily from China and sell to customers in approximately 40 countries and regions. We pay most of our suppliers in RMB, while we set our selling price in Euro and the majority of our customers pay for our products in Euro. As a result, our profit margin will decrease if Euro depreciates against RMB. In addition, some of our customers pay in local currencies other than Euros. The amount of such payment will change depending on the exchange rates of the local currencies against Euro. If Euro appreciates against these foreign currencies, our prices will become less competitive relative to those of our competitors who source and price their products in their respective local currencies. As a result, we may experience short-term fluctuations in our earnings derived from certain regions.

Our growth and profitability depend, to a significant extent, on international trade relationships between China and other countries and consumer confidence in Chinese products and any trade restrictions or losses in consumer confidence may materially and adversely affect our results of operations.

We are headquartered in China, source almost all of our products from China and a majority of our operational team members currently reside in China. As a result, if our consumers lose confidence in Chinese products or sovereign nations restrict trade with Chinese companies, we may suffer a competitive disadvantage. For example, any governmental initiatives to support locally produced goods with subsidies may render our goods relatively more expensive. In addition, countries could place quotas or taxes, such as retaliatory tariffs and anti-dumping restrictions, on goods produced in China, which would restrict our ability to export products to such countries.

We may not anticipate the promulgation or implementation of governmental policies, which may reflect or result from political relationships between the countries in which we conduct our business. To the extent that we suffer a competitive disadvantage as a result of restrictions in free trade or adverse consumer perceptions, our business, financial condition and results of operations may be materially and adversely affected.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In November 2023, Italy was struck by exceptionally heavy floods. In 2022, Europe experienced extreme heat weather. Although the floods and heat weather did not materially affect our business, other occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around our warehouses, sourcing offices or suppliers may materially and adversely affect our business and results of operations. We may be particularly vulnerable to catastrophes in Europe, where most of our customers are located.

Changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event occurs in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services and products to our consumers and could decrease demand for our products. Our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be materially and adversely affected by the outbreak of coronavirus disease (COVID-19) and severe acute respiratory syndrome (SARS) or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China, Europe or elsewhere could severely disrupt our staffing or the staffing of our suppliers and couriers and otherwise reduce the activity levels of our work force and the work force of our suppliers and couriers, causing a material and adverse effect on our business operations.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. In addition, our ability to undertake large investments or consummate significant acquisitions will depend on the availability of equity and debt financing. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us. We cannot assure you that we will be able to obtain new financings in the future on favorable terms or at all.

Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

In the course of preparing our consolidated financial statements, we have identified a material weakness and other control deficiencies in our internal control over financial reporting, which, as of the date of this prospectus, have not been remediated. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and investor confidence in our company and the market price of the shares may be adversely affected.

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements.

We have since hired certain mid-level financial staff with U.S. GAAP and/or SEC reporting experience. We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) continuing to hire additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) hiring an external consulting firm to assist in the design and implementation of effective monitoring and oversight controls to identify non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

While we are working to remediate these material weaknesses as quickly and efficiently as possible, at this time we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan. These remediation measures may be time consuming, costly and might place significant demands on our financial and operational resources. If we are unable to successfully remediate these material weaknesses, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our securities to decline.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. See “Risk Factors — Risks Related to This Offering — We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.”

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion on our internal control over financial accounting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, results of operations, financial condition and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Our Legal and Regulatory Environment

PRC regulatory authorities could disallow our holding company structure.

Aigo Holding Limited is not an operating company but a Cayman Islands holding company with operations primarily conducted through its wholly-owned subsidiaries in China, the European Union, the United Kingdom and the United States. Under this holding company structure, investors in our ordinary shares are purchasing equity interests in the Cayman Islands holding company. This holding company structure involves unique risks to investors and investors may never hold equity interests in our operating subsidiaries. Chinese regulatory authorities could disallow our structure which, in turn, would likely result in a material change in our operations or the value of our ordinary shares. In such an event, the value of our ordinary shares you invest in could significantly decline or become worthless.

Laws regulating foreign investment in China include the PRC Foreign Investment Law effective from January 1, 2020, and the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, effective from January 1, 2020. The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council.

While we do not operate in an industry that is currently subject to foreign investment restrictions or prohibition in China, it is uncertain whether our industry will be named in an updated “negative list” to be issued in the future. If our industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in our industry, there could be a risk that we would be unable to do business in China as we are currently structured. If any new laws and/or regulations on foreign investments in China are promulgated and implemented, such changes could have a significant impact on our current corporate structure, which in turn could have a material adverse impact on our business and operations, our ability to raise capital and the market price of our ordinary shares. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of the ordinary shares you invest in may significantly decline or become worthless.

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ordinary shares.

We conduct our business primarily through our subsidiaries in China, the EU, the U.S. and the UK. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations, and our ordinary shares may decline in value or become worthless. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. In addition, the PRC government has exerted more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ordinary shares to significantly decline or be worthless. For more details, see “Risk Factors — Risks Related to Our Legal and Regulatory Environment — In addition to the filing with the CSRC per the requirements of the Trial Measures, other approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 37.

Any failure by us to meet with the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value.

We are subject to a variety of laws and regulations in the PRC regarding our capital raising activities, which may be continuously evolving and under development, as rules and regulations in China can change quickly with little advance notice. Rules and regulations in China are subject to changes by the relevant authorities. Sometimes such authorities will publish draft of the revisions to existing rules and regulations for public comments and consultation before enacting such revisions. But such consultations are done on case-by-case basis and we otherwise lack public channels to learn the extents of the revisions beforehand, in which case we might have limited time to ensure timely compliance upon the enactment of such revisions. For instance, on February 17, 2023, the CSRC released the New Regulations on Filing, which was formally implemented on March 31, 2023. Under New Regulations on Filing, a filing-based regulatory system will also be applied to “indirect overseas offering and listing” of PRC domestic companies, and those PRC domestic companies that have submitted a valid application for an overseas offering and listing but have not received consent from the overseas regulator or overseas stock exchange before March 31, 2023, such as shall complete the filing with CSRC before the completion of this offering.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

We may not always be aware of any potential violation of government policies and rules that may not be made available to us in a timely manner. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

The PRC government may exert substantial influence over the manner in which we conduct our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, or exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material adverse change in our operations and the value of our ordinary shares.

We are headquartered in China, and our PRC subsidiaries are governed by PRC laws, rules and regulations. The PRC government may exert substantial influence over the conduct of our business, and may intervene in or influence our operations at any time as part of its efforts to enforce PRC law. The PRC government has recently published new policies that substantially affected certain industries. We cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The Chinese government has exerted more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ordinary shares to significantly decline or be worthless. The Chinese government may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, or exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “— Risks Related to Our Legal and Regulatory Environment — In addition to the filing with the CSRC per the requirements of the Trial Measures, other approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 37.

We are subject to governmental export and import controls, customs and economic sanction laws that could subject us to liability and impair our ability to compete in international markets.

The European Union, the United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of certain products, as well as customs and other import regulatory requirements. Our products may be subject to export controls imposed by various countries. Compliance with applicable regulatory requirements regarding the import and export of our products may create delays in the introduction of our products in international markets and, in some cases, prevent the export of our products to some countries altogether. Over the past year, several countries have imposed far-reaching export controls with respect to geopolitical conflicts in addition to export control measures targeting certain industries. Although we do not believe our products are directly impacted by these recent measures, we cannot rule out the possibility that these measures could have an indirect negative impact on our business.

We could also be subject to future enforcement action with respect to compliance with governmental export and import controls, customs laws and economic sanctions laws that result in penalties, costs and restrictions on export privileges that could have an adverse effect on our business, financial condition and results of operations.

The PRC government may intervene in or influence our operations in China or the operations of our third party suppliers, which could result in a material change in our business, financial condition and results of operations as well as the value of our ordinary shares.

Currently, we maintain operations in China where various third-party suppliers manufacture a majority of our products. The Chinese government has oversight over the conduct of these suppliers in China and may intervene or influence their operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affect certain industries and we cannot rule out the possibility that it will, in the future, implement regulations or policies that impact our business or the business of our suppliers, which may adversely affect our business, financial condition and results of operations.

The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our ordinary shares and may eventually require us to delist our securities from the U.S. markets.

Under U.S. securities laws, publicly listed companies are required to have their financial statements audited by independent public accounting firms registered with the PCAOB. Under the Sarbanes-Oxley Act, the PCAOB is required to inspect the PCAOB-registered accounting firms to assess compliance with auditing standards and bring enforcement actions for non-compliance with such standards. If requested by the PCAOB or the SEC, PCAOB-registered accounting firms are required to provide the audit work papers and other related information for inspection. However, Article 177 of the revised PRC Securities Law prohibits, without the approval of the securities regulatory authority in China, (i) foreign securities regulators from engaging in any inspection activities within China and (ii) anyone from providing any documents or materials relating to capital markets activities to foreign parties.

To seek a framework for cooperation, in May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with the CSRC and the MoF, which establishes a cooperative framework among the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the MoF in the United States and the PRC, respectively. Despite the MOU, the Chairmen of each of the SEC and the PCAOB issued a joint statement in December 2018 alleging continuing, significant issues relating to the ability of the PCAOB to inspect the audit work papers and practices of PCAOB-registered accounting firms in China with respect to their audit work of U.S.-listed companies with operations in China. The SEC and the PCAOB reiterated these allegations and highlighted such risks in another joint statement in April 2020.

As part of the continued regulatory scrutiny in the United States on access to audit and other information currently protected by laws in China, in December 2020, the U.S. Congress passed the Holding Foreign Companies Accountable Act, or the HFCAA, which had passed the U.S. Senate in May 2020. The HFCAA was signed into law by the President in December 2020. The HFCAA amended the Sarbanes-Oxley Act to require the SEC to determine each company that is required to file periodic reports with the SEC that has retained an accounting firm: (i) that is located in a foreign jurisdiction and (ii) whom the PCAOB is unable to inspect or investigate due to the position taken by an authority in the foreign jurisdiction (as determined by the PCAOB). If the SEC determines that the PCAOB has been unable to inspect or investigate such accounting firm for three consecutive years, it will prohibit such company from trading its securities on a U.S. securities exchange or in any “over-the-counter” exchange. In addition, in August 2020, the President’s Working Group on Financial Markets, or the PWG, released a report recommending that the SEC take certain steps, including adopting enhanced listing standards on U.S. stock exchanges, to protect U.S. investors from the perceived risks of Chinese companies. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company.

On September 22, 2021, the PCAOB adopted PCAOB Rule 6100, Board Determinations Under the HFCAA, which was approved by the SEC on November 4, 2021. The PCAOB Rule 6100 establishes a framework for the PCAOB to make determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, or a PCAOB-Identified Firm, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. On December 16, 2021, pursuant to PCAOB Rule 6100, PCAOB issued a report setting forth the PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong that it is unable to inspect or investigate completely, because of positions taken by PRC authorities in those jurisdictions.

On December 2, 2021, the SEC adopted amendments to finalize the interim final rules adopted earlier on March 24, 2021 relating to the implementation of certain disclosure and documentation requirements of the HFCAA, or final amendments. Pursuant to the final amendments, promptly after filing an annual report, the SEC will evaluate whether the annual report contains an audit report signed by a PCAOB-Identified Firm. Once a registrant has been so identified, the SEC will provisionally identify such issuer as a “Commission-Identified Issuer” on its website. For a period of 15 business days after the provisional identification, a registrant may contact the SEC if it believes it has been incorrectly identified and may provide evidence supporting such claims. After reviewing the information, the registrant will be notified whether the SEC will conclusively identify the registrant as a “Commission-Identified Issuer.” The SEC will identify registrants pursuant to the HFCAA based on the PCAOB’s determination and on registrants’ annual reports for fiscal years beginning after December 18, 2020. If we are conclusively identified as a “Commission-Identified Issuer” for three consecutive years, the SEC will impose an initial trading prohibition on us as soon as practicable. If the SEC ends the initial trading prohibition and, thereafter, we are again determined to be a “Commission-Identified Issuer,” the SEC will impose a subsequent trading prohibition on us for a minimum of five years. To end an initial or subsequent trading prohibition, we must certify that we have retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, we must file financial statements that include an audit report signed by such a registered public accounting firm.

Furthermore, on December 29, 2022, the Consolidated Appropriation Act, 2023 was enacted. Among other things, it amended the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MoF which contains provisions that, if abided by, would give the PCAOB access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB registered public accounting firms headquartered in mainland China and Hong Kong in 2022.The PCAOB vacated its previous determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. Such a prohibition would substantially impair your ability to sell or purchase the shares when you wish to do so. The market price of the shares could be materially and adversely affected as a result of anticipated negative impacts of these actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these actions are implemented and regardless of our actual operating performance. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may entail significant expenses which may have an adverse effect on our business, financial conditions and results of operations.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. All these laws and regulations may result in additional expenses to us and subject us to negative publicity which could harm our reputation and negatively affect the trading price of our ordinary shares. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. See “Regulation — Regulations on Cybersecurity, Data Security and Personal Information Protection.” We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. We cannot assure you that the measures we have taken are always sufficient and effective. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

In addition to our operations in mainland China, we also have subsidiaries in Hong Kong. To the extent we have accessed data in Hong Kong, we believe we have been in compliance with relevant laws and regulations in Hong Kong regarding data securities. We believe that the laws and regulations in Hong Kong regarding data security do not have a material impact on our business. If certain laws and regulations in Hong Kong were to result in oversight over data security that impact our subsidiaries in Hong Kong, we may be required to incur additional cost to ensure our compliance to such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our PRC subsidiaries’ business and our offering.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIO that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators shall apply for a cybersecurity review by the relevant Cyberspace Administration of the PRC under certain circumstances, such as (i) mergers, restructurings, and divisions of Internet platform operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, (ii) overseas listings of data processors that process personal data for more than one million individuals, (iii) Hong Kong listings of data processors that affect or may affect national security, and (iv) other data processing activities that affect or may affect the national security. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this prospectus, we have not received any notice from any authorities identifying our PRC subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. It is the opinion of our PRC counsel, Dacheng, that neither the operations of our PRC subsidiaries, nor our listing are expected to be affected, and that we are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Draft, if it is enacted as proposed, because our PRC subsidiaries are not CIIOs or online platform operators that possess personal information of at least one million users or engage in data processing activities that affect or may affect national security. We believe we are fully compliant with the regulations or policies that have been issued by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that our PRC subsidiaries will not be subject to cybersecurity review and network data security review in the future. During such reviews, our PRC subsidiaries may be required to suspend their operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions by us to our PRC subsidiaries are subject to registration with the SAMR or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, and last amended on March 23, 2023. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent our cash is in mainland China or Hong Kong or held in our subsidiaries in mainland China or Hong Kong, the funds may not be available to fund operations or for other use outside of mainland China and Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of us or our subsidiaries by the PRC government to transfer cash.

Aigo Holding Limited is a holding company incorporated in the Cayman Islands. We rely on dividends and other distributions on equity paid by our subsidiaries, including our PRC subsidiaries and subsidiaries located in the European Union, the UK and the U.S., for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur outside of the PRC. Current mainland China regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. To the extent our cash is in mainland China or Hong Kong or held in our subsidiaries in mainland China or Hong Kong, the funds may not be available to fund operations or for other use outside of mainland China and Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of us or our subsidiaries by the PRC government to transfer cash.

Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was most recently amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the management department is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions and minutes, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. In addition, our shareholders may be subject to PRC tax, as described in “— Dividends paid to our foreign investors and gains on the sale or other disposition of the ordinary shares by our foreign investors may become subject to PRC tax” below. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

In addition to the filing with the CSRC per the requirements of the Trial Measures, other approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, it is the opinion of our PRC counsel, Dacheng, that the CSRC approval is not required under the M&A Rules in the context of this offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings under the prospectus are subject to the M&A Rules; and (ii) we established our PRC subsidiary, Fuzhou Aigo Juxing Investment Co. Ltd. (WFOE), by means of direct investment rather than by merger with or acquisition of PRC domestic companies. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as that of our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ordinary shares offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for this offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties and/or negative publicity regarding such approval requirements could have a material adverse effect on the trading price of our shares.

Moreover, the Chinese government has also reiterated its intention to oversight over the offshore listing activities of Chinese companies. On December 24, 2021, the CSRC published draft Administration Provisions and the draft Filing Measures for public comments. These Draft Regulations require “PRC domestic companies” that directly or indirectly issue or list their securities overseas to file with CSRC certain required documents. On February 17, 2023, the CSRC promulgated the Trial Measures, and the relevant five guidelines, which became effective on March 31, 2023. The Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Trial Measures provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Pursuant to the Trial Measures, where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted, and shall complete the filing before the completion of their overseas offering and listing.

According to the Trail Measures, where a domestic company fails to fulfill filing procedure or in violation of the provisions as stipulated above, in respect of its overseas offering and listing, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Also, the directly responsible person-in-charge and other directly responsible persons of such domestic company may be warned and imposed fines, and the controlling shareholders and the actual controllers of such domestic company that organize or instruct the aforementioned violations shall be imposed fines. The filing procedure with the CSRC under the Trial Measures is required for this offering and any future offerings, listing or any other capital raising activities, it is uncertain whether we could complete the filing procedure in a compliant and timely manner, or at all. During the filing process, we may need to revise and update the disclosure of PRC laws and regulations and PRC legal matters in the prospectus as required by the CSRC. In addition, the Trial Measures may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any failure of us to fully comply with the Trail Measures may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing by domestic companies, or providing or publicly disclosing through its overseas listing entities, to the relevant securities companies, securities service agencies, overseas regulatory authorities and other entities or individuals documents and materials that may adversely affect national security or public interests after leakage, the domestic enterprise shall strictly go through the corresponding procedures in accordance with relevant laws and regulations. Where a domestic company provides to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities or individuals, any accounting records or duplicates of such accounting records, it shall complete relevant procedures according to the relevant regulations. The Confidentiality and Archives Administration Provisions were also newly published, and there remains uncertainty as to their interpretation, application and implementation.

As advised by Dacheng, our PRC counsel, taking into consideration the abovementioned criteria, this offering is an indirect offering under the Trial Measures, and we are subject to the filing requirements of the CSRC. We are required to fulfill the filing procedure with the CSRC in accordance with the Trial Measures. On July 2, 2024, we submitted our filing materials and applied for registration to the CSRC in accordance with the requirements of the Trial Measures. As of the date of this prospectus, our filing materials are still under review by the CSRC. During this process, the CSRC may make several rounds of inquiries, and we shall respond and supplement additional materials if necessary. We will not complete this offering until we have received confirmation from the CSRC that we have completed our filing with the CSRC. As of the date of this prospectus, except for the comments from the CSRC regarding the filing materials, neither we nor our PRC subsidiaries have received any inquiry, notice, warning, or sanction regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange.

We may be subject to future tax audits, and our intercompany sale may be challenged as transfer pricing, resulting in higher taxes or penalties.

We operate in multiple jurisdictions, are taxed pursuant to the tax laws of each of these jurisdictions and may be subject to future tax audits in each of these jurisdictions. Because we have substantial operations in a number of locations worldwide, tax authorities in various jurisdictions may raise questions concerning matters such as transfer pricing, whether revenue or expenses should be attributed to particular countries, and other tax-related matters. A material assessment by a tax authority in any jurisdiction could require that we make significant cash payments without reimbursement. In addition, the sale of our products from our PRC companies to our European and Hong Kong-based companies puts us at risk for transfer pricing. If tax authorities in any of these countries were to successfully challenge our intercompany sale as not reflecting arms’ length transactions, they could require us to adjust our prices and thereby reallocate our income to reflect these revised prices. If this were to occur, our business, financial condition and results of operations could be adversely affected.

We may be subject to civil complaints and regulatory actions under certain laws and regulations relating to labor, social insurance and housing provident fund.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other statutory employee benefits, such as pensions insurance, medical insurance, unemployment injury insurance, maternity insurance, and work related injury insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether we are in compliance with the relevant labor laws and regulations. Failure to make full payment of the requisite statutory employee benefits and any potential non-compliance may subject us to late payment fees, fines, and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in various jurisdictions, including Mainland China, Hong Kong, Spain, Italy, and other jurisdictions, including laws regarding data protection, privacy and consumer protection, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. For example, regulatory authorities around the world are going through a series of promulgation on laws and regulations concerning data protection, personal information protection, cybersecurity, and other matters that may be applicable to our business. It is also likely that as our business grows and evolves and our solutions are used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition and results of operations.

Risks Related to This Offering

There has been no public market for our ordinary shares prior to this offering and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares. If an active trading market for our ordinary shares does not develop after this offering, the market price and liquidity of the shares will be materially and adversely affected. The initial public offering price for the ordinary shares was determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ordinary shares after the initial public offering. We cannot assure you that an active trading market for our ordinary shares will develop or that the market price of our ordinary shares will not decline below the initial public offering price.

The market price for our ordinary shares may be volatile.

In addition to the volatility in the price of our ordinary shares which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

You will experience immediate dilution in the net tangible book value of ordinary shares purchased.

When you purchase our ordinary shares in the offering, you will incur immediate dilution of approximately $            per share, representing the difference between the initial public offering price of $            per share shown on the front cover of this prospectus, and our pro forma as-adjusted net tangible book value per share as of September 30, 2024. See “Dilution.” In addition, you may experience further dilution in the net tangible book value of the shares purchased to the extent that additional ordinary shares are issued upon exercise of outstanding options and options we may grant from time to time. See “Dilution.”

We may need additional capital, and the sale of additional shares or other equity securities or incurrence of additional indebtedness could result in additional dilution to our shareholders or increase our debt service obligations.

We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our pricing policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage of our company, the trading price for our ordinary shares could be negatively impacted. If we obtain securities or industry analyst coverage, and if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the share price and trading volume of our ordinary shares to decline.

You may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, operate a substantial part of our business from mainland China and countries other than the United States, and all of our officers reside outside the United States.

We are incorporated in the Cayman Islands and primarily conduct our operations through our subsidiaries in Hong Kong, the mainland China and various European countries. All of our directors and officers reside outside the United States and all or a substantial portion of their assets are located outside of the United States. All of our directors and executive officers reside in mainland China and are PRC residents, except for our founder, Mr. Fufei Lin, and our director, Mr. Yindi Pang, who reside in Spain. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforcement of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Act and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds from this offering.

We intend to use the net proceeds of this offering for investment in research and development, expansion of product offerings and categories, customer acquisition and brand building, development of our IoT products, expansion of our warehousing facilities and general corporate purposes. However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We are a foreign private issuer with the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

As a foreign private issuer, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of the Nasdaq Stock Market. We currently intend to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance requirements for U.S. companies in the following respects:

•        Executive Sessions.    We have elected to adopt the practices of our home country, Cayman Islands, whose practices do not require independent directors to meet regularly in executive sessions separate from the full board of directors.

•        Nomination of Directors.    We follow Cayman Islands practices which do not require us to have a formal written charter or board resolution addressing the director nominations process.

•        Composition of Board.    We follow Cayman Islands practices which do not require a majority independent board.

•        Composition of Committees.    We follow Cayman Islands practices which do not require that any of the member of a company’s compensation committee be independent directors.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act of 2002 for up to five fiscal years after the date of this offering. Section 404(b) of the Sarbanes-Oxley Act of 2002 requires our independent registered public accounting firm to attest to and report on the effectiveness of the internal control structure and procedures for financial reporting.

In addition, Section 107(b) of the Jumpstart Our Business Startups Act of 2012 provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. Although as of the date of this prospectus, we have not delayed the adoption of any accounting standard, as a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year in which we earn $1.235 billion or more in revenue, (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three-year period, or (iv) when we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act.

We cannot predict if investors will find our shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the trading price of our ordinary shares may be more volatile.

We are a “controlled company” as defined under the Nasdaq listing rules and, as a result can rely on exemptions from certain corporate governance requirements that provide protection to shareholders.

We are a “controlled company” as defined under the Nasdaq listing rules because our founder and Chief Executive Officer, Mr. Fufei Lin, will be the beneficial owner of 13,121,000 ordinary shares of our company, representing approximately             % of our aggregate voting power upon the completion of this offering. Mr. Lin will have the ability to control or significantly influence the outcome of matters requiring majority shareholders approval. As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore we are eligible for certain exemptions from the corporate governance listing requirements of the Nasdaq. We currently plan to utilize the exemptions available for controlled companies after we complete this offering, including the requirement that the majority of our board of directors be independent directors, that our director nominees be selected or recommended solely by independent directors, and that we have a nomination committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees. As a result, you may not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We will incur additional costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not have as a private company prior to this offering. In addition, new rules and regulations relating to information disclosure, financial reporting and control and corporate governance, which could be adopted by the Securities and Exchange Commission, or the SEC, the NASDAQ and other regulatory bodies and exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and to make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations.

Our Memorandum and Articles of Association, as well as Cayman law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our ordinary shares.

Our Memorandum and Articles of Association authorize us to issue one or more classes or series of preferred shares upon such terms and conditions as we may from time to time by ordinary resolutions which may include super voting, special approval, dividend, repurchase rights, liquidation preferences or other rights or preferences superior to the rights of the holders of ordinary shares. The terms of one or more classes or series of preferred shares could adversely impact the value of our ordinary shares. Furthermore, if we elect to issue preferred shares it could be more difficult for a third party to acquire us. For example, we may grant holders of preferred shares the right to elect some number of our directors in all events or upon the occurrence of specified events or the right to veto specified transactions.

In addition, some provisions of our new Memorandum and Articles of Association could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, including:

•        providing that the authorized number of directors may be changed only by ordinary resolution;

•        providing that all vacancies in our Board may, except as otherwise be required, be filled by ordinary resolution or appointed by our Board, provided that the number of directors so appointed shall not exceed the maximum number determined from time to time by the shareholders in general meeting; and

•        providing that our Memorandum and Articles of Association may be amended by the affirmative vote of the majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do, vote in person or by proxy or, in the cases of Shareholders which are corporations, by their respective duly authorized representatives.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets. Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected proceeds from this offering) and projections as to the market price of our Ordinary Shares immediately following the offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. While we do not expect to be classified as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to be classified as a PFIC for the current or subsequent taxable years. The determination of whether we will be classified as a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. It is also possible that the U.S. Internal Revenue Service, or the IRS, could challenge our classification of certain income and assets as non-passive, which could result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — Material U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ordinary shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ordinary shares. For more information see “Taxation — Material U.S. Federal Income Tax Considerations — PFIC Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulations.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        our goals and strategies;

•        our prospects, future business development, financial condition and results of operations;

•        the expected growth of the consumer product industry;

•        our expectations regarding demand for and market acceptance of our products and services;

•        our expectations regarding our bases of customers;

•        our plans to invest in our products and services;

•        competition in the consumer product industry;

•        our plans to expand in various geographic markets;

•        our plans to further develop the IoT upgrading of our products;

•        our expectations regarding our sales channels;

•        our planned use of proceeds; and

•        relevant government policies and regulations relating to the consumer product industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The consumer product industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$            million if the underwriters exercise their option to purchase additional ordinary shares in full, after deducting underwriting discounts and the estimated offering expenses payable by us and based upon an assumed initial offering price of $            per Ordinary Share (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ordinary share would increase (decrease) the net proceeds to us from this offering by US$            , after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus.

We anticipate using the net proceeds of this offering as follows:

•        approximately 30.0% for research and development of new product lines, including the development of hardware and upgrading of our products;

•        approximately 20.0% for expanding our warehousing facilities, including purchasing warehouses for existing markets and establishing a warehousing system in new markets; in particular, we are focusing on the European market and seeking to purchase warehousing facilities in Spain, Italy, German, the United Kingdom, and France; as of the date of this prospectus, we did not identify, or engage in any material discussions regarding any particular target;

•        approximately 30.0% for branding and endorsement, strengthening market awareness, and expanding our sales channels; and

•        approximately 20.0% for general corporate purposes, including incremental costs associated with being a public company, and for potential acquisitions of, or investments in, other businesses or technologies that we believe we will complement our current operations and expansion strategies; as of the date of this prospectus, we were in the process of seeking potential acquisition opportunities and have not entered into any definitive acquisition agreement. On August 28, 2024, our founder, Mr. Fufei Lin, acting on behalf of Aigoleo Limited, entered into the Share Sale Commitment Agreement Conditional on Favorable Due Diligence with Shengli Chen Pen and Francisco Javier Zorrilla Lozano (the “Sellers”), the shareholders of Arteconfort Hoteles S.L. (“Arteconfort”), pursuant to which Aigoleo Limited agreed to purchase and the Sellers agreed to sell, 100% equity interest of Arteconfort to Aigoleo Limited, subject to the satisfactory of due diligence conditions and results as stipulated therein. Arteconfort is a company engaged in the sale of household appliances and lighting products, and has been operating in Europe for nine years. It has established strong distributional channels in large-scale supermarkets. Arteconfort is seeking to bolster its product research and development capabilities. The Company believes the acquisition of Arteconfort would potentially enhance our product distribution efficiency and customer reach in Europe, and be beneficial to both parties. As of the date of this prospectus, we are still in the process of conducting the due diligence of Arteconfort. Upon satisfaction of the due diligence, we will enter into a definitive share purchase agreement and plan to use proceeds received from this offering to pay the purchase price (excluding deposit) of €7.5 million. Please see also “Our Corporate Structure” and “Business” for further details.

The foregoing represents our intentions as of the date of this prospectus with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Our Legal and Regulatory Environment — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 35.

DIVIDEND POLICY

Our board of directors (“Board”) has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, subject to any rights and restrictions for the time being attached to any shares, our Company may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

In 2022 and 2023, our primary PRC operating company, Fuzhou Aigostar, paid cash dividends to its former shareholders in the amount of €500,000 and €1,153,000, respectively. Please see “Consolidated Statements of Changes in Shareholders’ Equity” on page F-5 for more details. In February and July 2024, Fuzhou Aigostar, our PRC operating company, paid dividends to its then shareholder, Mr. Fufei Lin, in the amount of approximately RMB4.28 million and RMB7.36 million, respectively. In March 2024, Fuzhou Aigostar declared dividends to its then shareholder, Fuzhou Aigo Juyou Investment Co. Ltd., in the amount of approximately RMB53.81 million. As of the date of this prospectus, we have not paid such declared dividend to Fuzhou Aigo Juyou Investment Co. Ltd. See also “Related Party Transactions — Amount Due to Related Parties.” Although we intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all are at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our capitalization, as of September 30, 2024 as follows:

•        on an actual basis;

•        on a pro forma as adjusted basis to reflect the issuance and sale of the ordinary shares by us in this offering at the assumed initial public offering price of US$            per ordinary share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts to the underwriters (assuming that all of the investors in this offering are introduced by the underwriters) and the estimated offering expenses payable by us and assuming no exercise of the underwriters of their over-allotment option; and

•        on a pro forma as adjusted basis to reflect the issuance and sale of the ordinary shares by us in this offering at the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts to the underwriters (assuming that all of the investors in this offering are introduced by the underwriters) and the estimated offering expenses payable by us and assuming the underwriters exercise their over-allotment option in full

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2024 (Amounts in thousands of EUR)
	Actual	As adjusted (Over-allotment option not exercised)	As adjusted (Over-allotment option exercised in full)
Short-term borrowings	9,367
Long-term borrowings	1,454
Amounts due to related parties	14,527
Shareholders’ equity/(deficit):
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 15,874,700 issued and outstanding as of September 30, 2024	14
Subscription receivable	(14)
Additional paid-in capital(1)	13,963
Statutory reserve	1,199
Retained earnings	14,152
Accumulated other comprehensive income	(2,862)
Total shareholders’ equity(1)	26,452
Total capitalization	51,800

____________

(1)      Each $1.00 increase (decrease) in the assumed initial public offering price of $            per ordinary share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $            million, assuming the number of ordinary shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently issued and outstanding Ordinary Shares.

Our net tangible book value as of September 30, 2024 was approximately US$            million, or US$            per ordinary share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we expect to receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after September 30, 2024, other than to give effect to the sale of            ordinary shares offered in this offering at the assumed initial public offering price of US$            per ordinary share, the mid-point of the estimated range of the offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been approximately US$            million, or US$            per ordinary share. This represents an immediate increase in net tangible book value of US$            per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share to investors purchasing ordinary shares in this offering. The following table illustrates such dilution:

Per Ordinary Share
(US$)
Assumed initial public offering price per ordinary share
Net tangible book value as per ordinary share of September 30, 2024
Pro forma net tangible book value per ordinary share
Pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering
Amount of dilution in net tangible book value per Ordinary Share to new investors in this offering

Each US$1.00 change in the assumed public offering price of US$            per ordinary share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by approximately US$            million, the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by US$            per ordinary share, and the dilution in pro forma as adjusted net tangible book value per ordinary share to new investors in this offering by US$            per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2024, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100%		$100%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

ENFORCEMENT OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

A substantial portion of our assets are located in China. In addition, all of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. All of our directors and executive officers reside in China and are PRC residents, except for our founder, Mr. Fufei Lin, and our director, Mr. Yindi Pang, who reside in Spain. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us, our officers and directors.

We have appointed            , located at            , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Appleby, our counsel as to Cayman Islands law, and Dacheng, our counsel as to PRC law, have advised us in respect of their respective jurisdiction, that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby has informed us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Dacheng has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Dacheng has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

OUR CORPORATE STRUCTURE

The following diagram illustrates our corporate structure as of the date of this prospectus. We do not use a variable interest entity structure. See “Our Subsidiaries” for more information on the operations of our corporate entities. For additional information on risks relating to the countries in which our subsidiaries operate, see “Risk Factors — Risk Factors Related to Our Business.”

Our History

Aigo Holding Limited, or Aigo Holding, is a holding company incorporated on February 28, 2024, under the laws of the Cayman Islands. Aigo Holding’s registered office is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands. Structured as a holding company with no substantive operations, Aigo Holding conducts its operations through its PRC subsidiaries, primarily Fuzhou Aigostar Optoelectronic Technology Co., Ltd (“Fuzhou Aigostar”), Fuzhou Xingyishi Electronic Commerce Co. Ltd. (“Fuzhou Xingyish”) and Fuzhou Infinite Information Technology Co., Ltd. (“Fuzhou Infinite”), as well as its 18 subsidiaries in Hong Kong, the European Union, the United Kingdom and the United States.

Our founder, Mr. Fufei Lin, started our business in the consumer product industry in 2011 in Spain, through Aigotech Onsynk SL. With the growth of our business, Mr. Lin, by himself or through his affiliates, established our subsidiaries in various countries or regions including Hong Kong, the European Union, the UK and the U.S. From 2012 to 2014, Mr. Lin established three Hong Kong companies, namely, Aigostar Spain Limited, Aigoleo Limited, and Sanmu Express Limited. From 2020 to 2023, Aigoleo Limited and Aigostar Spain Limited acquired 100% shares of our subsidiaries in the European Union, the UK and the U.S. Our PRC operating entity, Fuzhou Aigostar, was incorporated in Fuzhou, Fujian province under the PRC laws on July 7, 2016, with a current registered capital of RMB 37.73 million. As of the date of this prospectus, Fuzhou Aigostar held 100% equity interest of Fuzhou Xingyish, a limited liability company formed on May 22, 2019 under the laws of the PRC, and 100% equity interest of Fuzhou Infinite, a limited liability company formed on September 29, 2017 under the laws of the PRC. With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in the first quarter of 2024 and completed the reorganization in June 2024.

On June 11, 2024, Fuzhou Aigo Juxing Investment Co. Ltd. (“WFOE”) was incorporated as a limited liability company under the laws of the PRC and as a wholly foreign-owned subsidiary of Aigo Holding. WFOE is a holding company with no business operations. On June 17, 2024, WFOE acquired 100% equity interest of Fuzhou Aigostar from its then four shareholders, Fufei Lin, Fuzhou Aigo Juyou Investment Co. Ltd., Yongsheng Guo and Ping Capital Limited.

On June 12, 2024, Aigo Holding acquired 100% share interest of our Hong Kong subsidiaries, Aigostar Spain Limited, Aigoleo Limited, and Sanmu Express Limited, and thereby obtaining 100% share interest of our subsidiaries in the European Union, the UK and the U.S.

On August 28, 2024, our founder, Mr. Fufei Lin, acting on behalf of Aigoleo Limited, entered into the Share Sale Commitment Agreement Conditional on Favorable Due Diligence with Shengli Chen Pen and Francisco Javier Zorrilla Lozano (the “Sellers”), the shareholders of Arteconfort Hoteles S.L. (“Arteconfort”), pursuant to which Aigoleo Limited agreed to purchase and the Sellers agreed to sell, 100% equity interest of Arteconfort Hoteles S.L. to Aigoleo Limited, subject to the satisfactory of due diligence conditions and results as stipulated therein (the “Share Sale Commitment Agreement”). According to the Share Sale Commitment Agreement, subject to the satisfaction of the due diligence results, the price of Aigoleo Limited purchasing 100% equity interests of Arteconfort is €8 million, the payment of which is arranged as follows:

•        a fixed price of €5.5 million, dividing into (i) €0.5 million was paid to the Sellers on September 2, 2024, as a deposit and shall be returned in full in the event that the due diligence is not satisfactory, and (ii) the remaining €5 million is scheduled to be paid by December 14, 2024, and if not, by February 28, 2025 along with accrued interest at an annual rate of 10%; as of the date of this prospectus, we have not paid the outstanding €5 million;

•        €1.25 million due on December 1, 2025, subject to adjustment based on any shortfall from the expected profit of €2 million of Arteconfort for the year of 2025; and

•        €1.25 million due on February 28, 2027, subject to adjustment in proportion to any shortfall from the expected profit of €2 million of Arteconfort for each of the year of 2025 and 2026.

The parties have also agreed that Aigoleo Limited will pay additional amounts to the Sellers in accordance with the following terms:

•        by March 1, 2025, an amount equal to the portion of the pre-tax profit achieved by Arteconfort for the financial year of 2024 that exceeds €1.5 million; and if the pre-tax profit of 2024 is above €3 million, the portion exceeding €3 million shall be halved;

•        by March 1, 2026, an amount equal to the portion of the pre-tax profit achieved by Arteconfort for the financial year of 2025 that is above €2 million and no more than €2.6 million; and if the pre-tax profit of 2025 is above €2.6 million, the portion exceeding €2.6 million shall be halved; and

•        by February 28, 2027, an amount equal to the portion of the pre-tax profit achieved by Arteconfort for the financial year of 2026 that is above €2 million and no more than €2.6 million; and if the pre-tax profit of 2026 is above €2.6 million, the portion exceeding €2.6 million shall be halved.

According to the Share Sale Commitment Agreement, upon the satisfaction of the due diligence results, Aigoleo Limited and the Sellers will enter into a share purchase agreement to acquire 100% equity interest of Arteconfort Hoteles S.L. We plan to use proceeds received from this offering to pay the purchase price (excluding deposit) of €7.5 million. Upon the completion of the acquisition transaction, Arteconfort Hoteles S.L. will become our wholly-owned subsidiary. As of the date of this prospectus, we are still in the process of conducting the due diligence on Arteconfort Hoteles S.L.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our combined and consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements.

Overview

We are a consumer products provider well established in Southern Europe with global operations that extend into geographic regions including Europe, Asia, North America, Latin America and Africa. We primarily offer consumers lifestyle products through our various sales channels, with a particular focus on four main product categories: (i) lighting products; (ii) electrical products; (iii) household appliances; and (iv) pet products. We procure our products from third-party original design manufacturers (ODMs), or original equipment manufacturers (OEMs).

Our total revenue grew from €148.5 million in 2022 to €151.2 million (US$167.1 million) in 2023, driven by the growth in our online business and the expansion of our distributors channels. Our gross profit for 2022 and 2023 fiscal years was €66.6 million and €75.4 million (US$83.4 million), respectively, representing a 13.3% increase from 2022 to 2023. Our gross profit margin for 2022 and 2023 fiscal years was 44.8% and 49.9%, respectively. For the nine months ended September 30, 2024, our revenue was €122.7 million (US$137.4 million) and our gross profit was €57.8 million (US$64.7 million), representing a gross profit margin of 47.1% for this period.

We commenced our consumer product business in Spain in 2011 and have been steadily building our brand recognition and expanding our sales networks. We have been consistently making investment in brand building in recent years, our advertising expense recognized in sales and marketing expenses were approximately €0.45 million, €0.35 million and €0.10 million in 2022, 2023, and for the nine months ended September 30, 2024, respectively. In 2023, we generated revenue from over 10,000 offline customers through our sales network across European countries (including Spain, Italy, Netherlands and Poland), from which we generated over 50% of our total revenue in the same year from a total of over 10,000 SKU. In the nine months ended September 30, 2024, we also generated over 50% of our total revenue through our offline business. Approximately 70% of our revenue from European countries was generated from Spain and Italy in each of 2022, 2023 and in the nine months ended September 30, 2024. We will continue to further develop our brand and product offerings and optimize our product mix catering to customers’ demands and drive customer spending and profitability.

Key Components of Results of Operations

Revenue

The following table sets forth a breakdown of our revenue, in absolute amounts and as a percentage of total revenue, for the periods indicated:

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2023		For the Nine Months Ended September 30, 2023		For the Nine Months Ended September 30, 2024
	EUR	%	EUR	%	EUR	%	EUR	%
	(in thousands, except percentages)				(in thousands, except percentages)
Revenue from sales of goods	146,890	98.9	149,918	99.1	101,539	99.6	122,455	99.8
Revenue from sublease	329	0.2	289	0.2	156	0.2	156	0.1
Others	1,288	0.9	987	0.7	202	0.2	111	0.1
Total revenue	148,507		151,194		101,897		122,722

Revenue from sales of goods consists of the revenue generated from our online business and offline business. The growth of the revenue generated from our online business is mainly attributable to Amazon. Below is a breakdown of our revenue from sales of goods by nature, in absolute amounts and as a percentage of total revenue from sales of goods.

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2023		For the Nine Months Ended September 30, 2023		For the Nine Months Ended September 30, 2024
	EUR	%	EUR	%	EUR	%	EUR	%
	(in thousands, except percentages)				(in thousands, except percentages)
Online business	65,111	44.3	73,059	48.7	48,580	47.8	53,620	43.8
Offline business	81,779	55.7	76,859	51.3	52,959	52.2	68,835	56.2
Total revenue from sales of goods	146,890		149,918		101,539		122,455

Our sales of online business grew in 2023 both in terms of amount and percentage to total revenue, primarily due to (i) a brand upgrade strategy since 2019 in order to achieve the goal of transitioning from a “branded” company to a “well-known brand” company; (ii) tactical measures such as Project Falcon, which is our branding initiative that offers our customers an integrated sales solution including store renovation and decoration, advertisement, and setting up sales areas dedicated to showcase our branded products; and inviting celebrities and KOLs for brand endorsements, in order to increase our brand influence in Europe; and (iii) the integration of our strategy and measures to comprehensively develop online channels in major European countries.

Our revenue from online business increased by 10.4% for the nine months ended September 30, 2024 compared to the same period in 2023, primarily because the number of our online customers increased from approximately 2.1 million for the nine months ended September 30, 2023, to approximately 2.4 million in the same period of 2024. In terms of percentage to total revenue, our revenue from online business experienced a 4% decrease for the nine months ended September 30, 2024 compared to the same period in 2023, primarily due to the increase in our revenue generated from offline channels.

The following table breaks down our revenue by product line for the periods presented:

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2023		For the Nine Months Ended September 30, 2023		For the Nine Months Ended September 30, 2024
	EUR	%	EUR	%	EUR	%	EUR	%
	(in thousands, except percentages)				(in thousands, except percentages)
Lighting Products	43,005	29.0	44,178	29.2	29,637	29.1	37,436	30.5
Household Appliances	43,845	29.5	43,182	28.6	28,608	28.1	31,097	25.3
Electrical Products	22,106	14.9	21,343	14.1	14,261	14.0	17,432	14.2
Pet Products	34,485	23.2	36,477	24.1	25,925	25.4	29,159	23.8
IoT Products	3,449	2.3	4,740	3.1	3,165	3.1	2,940	2.4
Rental Income and Others	1,617	1.1	1,274	0.8	300	0.3	4,659	3.8
Total revenue	148,507	100.0	151,194	100.0	101,897	100.0	122,722	100.0

Our sales of the lighting products, household appliances, electrical products, pet products and IoT products remain relatively stable in 2022 and 2023. Our revenue from IoT products decreased for the nine months ended September 30, 2024 compared to the same period in 2023, both in terms of amount and percentage to total revenue, primarily because we phased out certain out-of-date products, while our new IoT products upgrading is progressing at a pace slower than expectation.

The following table breaks down our revenue by geographic region for the periods presented:

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2023		For the Nine Months Ended September 30, 2023		For the Nine Months Ended September 30, 2024
	EUR	%	EUR	%	EUR	%	EUR	%
	(in thousands, except percentages)				(in thousands, except percentages)
Italy	46,230	31.1	43,628	28.9	29,484	28.9	33,606	27.3
Spain	48,869	32.9	47,600	31.5	32,945	32.3	41,106	33.4
Poland	5,454	3.7	5,008	3.3	3,441	3.3	4,921	4.0
Netherlands	9,815	6.6	10,348	6.8	5,398	5.3	5,397	4.4
Germany	11,281	7.6	14,425	9.5	8,954	8.8	11,971	9.8
France	7,149	4.8	7,969	5.3	5,154	5.1	5,558	4.5
The United States	8,505	5.7	9,523	6.3	6,910	6.8	4,836	3.9
Others	11,204	7.6	12,693	8.4	9,611	9.4	15,327	12.5
Total revenue	148,507	100.0	151,194	100.0	101,897	100.0	122,722	100.0

Our sales of goods in Italy and Spain dropped in 2023 both in terms of amount and percentage to total revenue due to the shipping charges reduction which led to a decrease in revenue from our offline business. For the nine months ended September 30, 2024, our sales of goods in Italy increased in terms of amount, but decreased in terms of percentage to total revenue, as our sales in Spain has increased during this period due to bespoken events launched in Spain.

Cost of Revenue

The following table sets forth our cost of revenues in absolute amount for the periods indicated:

	For the years ended December 31,			For the nine months ended September 30,
	2022	2023		2023	2024
	EUR	EUR	USD[1]	EUR	EUR	USD[2]
	(in thousands, except percentages)			(in thousands, except percentages)
Cost of revenue	(81,952)	(75,752)	(83,706)	(51,747)	(64,898)	(72,660)

Cost of revenue mainly consists of cost associated with procurement cost of goods sold, and inventory write-downs.

____________

1        Translations from EUR into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.9050, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2023. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

2        Translations from EUR into US$ as of and for the nine months ended September, 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.8932, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2024. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2024, or at any other rate.

Gross Profit and Margin

The following table sets forth our gross profit and gross profit margin for the periods indicated:

	For the years ended December 31,			For the nine months ended September 30,
	2022	2023		2023	2024
	EUR	EUR	USD[3]	EUR	EUR	USD[4]
	(in thousands, except percentages)			(in thousands, except percentages)
Gross profit	66,555	75,442	83,363	50,150	57,824	64,740
Gross profit margin %	44.8	49.9		49.2	47.1

Operating Expenses

The following table sets forth a breakdown of our total operating expenses, in absolute amount and as a percentage of total operating expenses, for the periods indicated:

	For the years ended December 31,					For the nine months ended September 30,
	2022		2023			2023		2024
	EUR	%	EUR	%	USD[5]	EUR	%	EUR	%	USD[6]
	(in thousands, except percentages)					(in thousands, except percentages)
Operating expenses:
Sales and marketing	(60,044)	(89.1)	(65,027)	(89.2)	(71,855)	(45,082)	88.8	(49,331)	87.7	(55,231)
General and administrative	(4,850)	(7.2)	(5,188)	(7.1)	(5,733)	(3,702)	7.3	(4,757)	8.5	(5,326)
Research and development	(2,482)	(3.7)	(2,699)	(3.7)	(2,982)	(1,977)	3.9	(2,130)	3.8	(2,385)
Total operating expenses	(67,376)	100.0	(72,914)	100.0	(80,570)	(50,761)	100.0	(56,218)	100.0	(62,942)

Sales and marketing expenses.

Sales and marketing expenses primarily consist of (i) salaries and benefits of sales and marketing staff; (ii) advertising fees; (iii) commission of third-party e-commerce platforms for our online business; (iv) transportation expenses for shipping our products to end customers; (v) warehouse expenses; and (vi) other expenses, such as entertainment expenses for sales office. We expect our sales and marketing expenses to increase

____________

3        Translations from EUR into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.9050, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2023. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

4        Translations from EUR into US$ as of and for the nine months ended September, 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.8932, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2024. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2024, or at any other rate.

5        Translations from EUR into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.9050, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2023. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

6        Translations from EUR into US$ as of and for the nine months ended September, 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.8932, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2024. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2024, or at any other rate.

in absolute amounts in the foreseeable future primarily in line with the increase in our business scale and as we continue to promote our brands to increase brand awareness. Below is a breakdown of our sales and marketing expenses by nature, in absolute amounts and as percentage of total sales and marketing expenses.

	For the years ended December 31,				For the nine months ended September 30,
	2022		2023		2023		2024
	EUR	%	EUR	%	EUR	%	EUR	%
	(in thousands, except percentages)				(in thousands, except percentages)
salaries and benefits of sales and marketing staff	(11,192)	(18.6)	(10,372)	(16.0)	(7,635)	(16.9)	(8,321)	(16.9)
advertising fees	(451)	(0.8)	(351)	(0.5)	(271)	(0.6)	(103)	(0.2)
commission of third-party e-commerce platforms for our online business	(31,099)	(51.8)	(38,415)	(59.1)	(26,066)	(57.8)	(28,405)	(57.6)
transportation expenses for shipping our products to end customers	(5,443)	(9.1)	(4,886)	(7.5)	(2,888)	(6.4)	(3,729)	(7.6)
warehouse expenses	(449)	(0.7)	(455)	(0.7)	(328)	(0.7)	(395)	(0.8)
other expenses	(11,410)	(19.0)	(10,548)	(16.2)	(7,894)	(17.5)	(8,378)	(17.0)
Total Sales and marketing expenses	(60,044)	100.0	(65,027)	100.0	(45,082)	100.0	(49,331)	100.0

General and administrative expenses.

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses, as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and operating lease costs. We expect our general and administrative expenses to increase in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Research and development expenses.

Research and development expenses mainly consist of (i) salaries and benefits of research and development staff; (ii) outsourced development expenses; (iii) purchase price of materials used for development; and (iv) depreciation of research and development equipment. Costs associated with research and development are expensed as incurred. We expect our research and development expenses to increase in the foreseeable future due to the investment in the research and development of our IoT products and our software platform, AigoSmart App. We believe that smart products will be vital in maintaining our competitive edge for our further development.

Other Operating Income

Other operating income, net, primarily consists of income from government grants and foreign exchange gain.

Net income and Margin

The following table sets forth our net income and net income margin for the periods indicated:

	For the years ended December 31,			For the nine months ended September 30
	2022	2023		2023	2024
	EUR	EUR	USD[7]	EUR	EUR	USD[8]
	(in thousands, except percentages)			(in thousands, except percentages)
Net income (loss)	(175)	5,708	6,307	332	2,014	2,255
Net income (loss) margin %	(0.1)	3.8		0.3	1.6

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to tax on income or capital gains arising from the Cayman Islands. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first HKD2,000,000 of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000,000 will be taxed at 16.5%.Under the Hong Kong tax law, there are no withholding taxes in Hong Kong on remittance of dividends.

Spain

Our subsidiaries in Spain are subject to corporate income tax. The standard corporate income tax rate in Spain is 25%.

Our subsidiaries in Spain are subject to value-added tax, which is levied on the added value of goods sold or services provided. In Spain, the standard VAT rate is 21%.

Italy

Our subsidiaries in Italy are subject to corporate income tax, or the IRES. The IRES is calculated by applying a single tax rate (currently fixed at 24%) to income produced by companies. Our subsidiaries in Italy are also subject to IRAP (Imposta regionale sulle attività produttive), a regional tax on productive activities, at 3.9% of the gross profit of the companies. The payment is made through a down payment and balance mechanism.

Our subsidiaries in Italy are subject to value-added tax, which is levied on the added value of goods sold or services provided. In Italy, the standard VAT rate is 22%. The VAT is paid on a monthly or quarterly basis.

____________

7        Translations from EUR into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.9050, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2023. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

8        Translations from EUR into US$ as of and for the nine months ended September, 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.8932, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2024. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2024, or at any other rate.

Mainland China

Our subsidiaries incorporated in China are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

Enterprises qualified as “High and New Technology Enterprises” are entitled to a preferential rate of 15% subject to renewal every three years. Our PRC subsidiaries are subject to value-added taxes, or VAT, at a rate from 6% to 13% on our products and services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC laws.

Our Cayman Islands holding company may receive dividends from our PRC subsidiaries. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. We believe our Company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim certain percentage of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year. In 2008, China confirmed the weighted deduction policy for R&D Expenses in legal form. In 2015, the scope of preferential R&D activities and R&D expenses was significantly relaxed. In 2017, the percentage of weighted deduction for small or medium-sized scientific and technological enterprise was increased from 50% to 75%. The percentage of weighted deduction for enterprises in all eligible industries was increased from 50% to 75% and pre-tax weighted deduction of expenses for overseas R&D commissioned by enterprises was allowed in 2018. In 2021, China raised the percentage of weighted deduction for manufacturing enterprises from 75% to 100%, and for the first time allow enterprises to enjoy the incentive policy for weighted deduction for R&D expenses incurred in the past three quarters during the filing period for prepayment in October. In 2022, the weighted deduction rate for small or medium-sized scientific and technological enterprise was increased from 75% to 100%, the weighted deduction rate for other enterprises in the fourth quarter was increased from 75% to 100%, and enterprises were allowed to declare in advance to enjoy the preferential deduction of R&D expenses in the first three quarters in the declaration period of October each year. Announcement on Further Improvements to Policies for Weighted Pre-tax Deduction of R&D Expenses promulgated by Ministry of Finance and the State Administration of Taxation in 2023, further increased the preferential rate of weighted deduction for enterprises in all eligible industries from 75% to 100%, effective from January 1, 2023.

Our intercompany sale may be challenged as transfer pricing, resulting in higher taxes or penalties. Please refer to the “RISK FACTORS — We may be subject to future tax audits, and our intercompany sale may be challenged as transfer pricing, resulting in higher taxes or penalties.” on page 39 for further details.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations for the periods presented, both in absolute amounts and as percentages of our revenue. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the years ended December 31,					For the nine months ended September 30,
	2022		2023			2023		2024
	EUR	%	EUR	%	USD[9]	EUR	%	EUR	%	USD[10]
	(in thousands, except percentages)
Revenue	148,507		151,194		167,069	101,897		122,722		137,400
Cost of revenue	(81,952)	(55.2)	(75,752)	(50.1)	(83,706)	(51,747)	(50.8)	(64,898)	(52.9)	(72,660)

Gross profit	66,555	44.8	75,442	49.9	83,363	50,150	49.2	57,824	47.1	64,740

Operating expenses:
Sales and marketing	(60,044)	(40.4)	(65,027)	(43.0)	(71,855)	(45,082)	(44.2)	(49,331)	40.2	(55,231)
General and administrative	(4,850)	(3.3)	(5,188)	(3.4)	(5,733)	(3,702)	(3.6)	(4,757)	(3.9)	(5,326)
Research and development	(2,482)	(1.7)	(2,699)	(1.8)	(2,982)	(1,977)	(1.9)	(2,130)	(1.7)	(2,385)

Total operating expenses	(67,376)	(45.4)	(72,914)	(48.3)	(80,570)	(50,761)	(49.8)	(56,218)	(45.8)	(62,942)

Operating income (loss)	(821)		2,528		2,793	(611)		1,606		1,798
Interest income	3	0.0	5	0.0	6	3	0.0	8	0.0	9
Interest expense	(243)	(0.2)	(234)	(0.2)	(259)	(271)	(0.3)	(301)	(0.2)	(337)
Government grants	100	0.1	245	0.2	271	189	(0.2)	161	(0.1)	180
Investment income						0	0.0	0	0.0	0
Foreign exchange gain/(loss)	646	0.4	3,723	2.5	4,114	1,252	1.2	700	0.6	784
Other income (expense), net	301	0.2	(165)	(0.1)	(182)	(158)	(0.2)	(80)	(0.1)	(90)

Income (loss) before income taxes	(14)	(0.0)	6,102	4.0	6,743	404	0.4	2,094	1.7	2,344
Income tax expense	(161)	(0.1)	(394)	(0.3)	(435)	(72)	(0.1)	(80)	(0.1)	(90)

Net income (loss)	(175)	(0.1)	5,708	3.8	6,307	332	0.3	2,014	1.6	2,255

Comprehensive income (loss)
Net income (loss)	(175)	(0.1)	5,708	3.8	6,307	332	0.3	2,014	1.6	2,255
Foreign currency translation adjustment	8	0.0	(1,955)	(1.3)	(2,160)	(361)	(0.4)	(111)	(0.1)	(124)

Total comprehensive income (loss)	(167)	(0.1)	3,753	2.5	4,147	(29)	(0.0)	1,903	1.6	2,131

____________

9        Translations from EUR into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.9050, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2023. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

10      Translations from EUR into US$ as of and for the nine months ended September, 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.8932, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2024. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2024, or at any other rate.

Comparison of the Nine Months Ended September 30, 2023 and 2024

Revenue

For the nine months ended September 30, 2024, our total revenue was €122.7 million (US$137.4 million), representing a 20.4% increase from €101.9 million for the same period in 2023. The revenue growth was mainly due to (i) the continued increase in sales of goods generated from our online business, the number of our online customers increased from approximately 2.1 million for the first nine months period in 2023 to 2.4 million for the same period in 2024; and (2) the increase in sales of goods generated from our offline business as a result of our market development and the bespoken sales of our Christmas lighting products in Spain. We generate the majority of our revenue from Spain and Italy, while achieved increases in revenue in Germany, France, Poland and the United Kingdom. For the nine months ended September 30, 2023, approximately 32.3% and 28.9% of our revenue was generated from Spain and Italy, and for the same period in 2024 approximately 33.5% and 27.4% from these two countries. In addition, lighting products, electrical products, household appliances and pet products, accounted for approximately 30.5%, 14.2%, 25.3% and 23.8%, respectively, of our total revenue in the nine months ended September 30, 2024, and 29.1%, 14.0%, 28.1% and 25.4%, respectively, for the same period in 2023.

Cost of Revenue

Our cost of revenue increased from €51.7 million for the nine months ended September 30, 2023 to €64.9 million (US$72.7 million) for the same period in 2024, generally in line with the increase in sales revenue. In addition, the shipping clearance fee increased during the first half year of 2024 due to the impact of the situation in Red Sea. In particular, the situation in the Red Sea led to longer delivery time as ships had to take detours, which in turn caused increase in shipping costs, shortage of cabin spaces and containers, and increase in shipping clearance fees. We tried to mitigate the cost increase by bulking our shipment in a more concentrated manner, negotiating package prices with ship owners, and locating cabin spaces offered at discounts due to other canceled bookings.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 15.3% from €50.2 million for the nine months ended September 30, 2023 to €57.8million (US$64.7million) for the same period in 2024, our gross profit margin decreased from 49.2% for the nine months ended September 30, 2023 to 47.1% for the same period in 2024. The increase of gross profit was primarily due to a 20.44% increase of our total revenue for the nine month ended September 30 from 2023 to 2024. The decrease of our gross profit margin was mainly because of the significant increase of the shipping clearance fee during the first half year of 2024.

Operating Cost and Expenses

Our total operating cost and expenses were €56.2 million (US$62.9 million) for the nine months ended September 30, 2024, representing an increase by 10.8% from €50.8 million for the same period in 2023.

Sales and marketing expenses.

Our sales and marketing expenses were €49.3million (US$55.2 million) for the nine months ended September 30, 2024, compared to €45.1million for the same period in 2023. The increase in sales and marketing expenses was largely in line with the growth of revenue for the sales of goods. We also devote greater efforts in our marketing and advertising in 2024.

General and administrative expenses.

Our general and administrative expenses were €4.8 million (US$5.3 million) for the nine months ended September 30, 2024, compared to €3.7 million for the same period in 2023. The increase in general and administrative expenses was mainly attributable to (i) the increase in the salaries of administrative staff members and (ii) the increase in the expense in association with our planned initial public offerings.

Research and development expenses

Our research and development expenses were €2.1 million (US$2.4 million) for the nine months ended September 30, 2024, compared to €2.0million for the same period in 2023. The increase in research and development expenses was mainly attributable to (i) investment in research and development in molds; and (ii) the increase in labor cost, including the increase of both the number of employees and the social insurance contribution base.

Other operating income

Our other operating income was €0.5 million (US$ 0.5 million) for the nine months ended September 30, 2024, representing a 51.9 % decrease from €1.0 million for the same period in 2023. The decrease in other operating income was primarily attributable to (i) the increase of interest expenses, from €0.27 million for the first nine months in 2023 to €0.30 million (US$0.34 million) for the same period in 2024; (ii) the decrease of government grants, from €0.19 million for the first nine months in 2023 to €0.16 million (US$0.18 million) for the same period in 2024; and (iii) the decrease of foreign exchange gain due to the depreciation of Euro in 2024, from €1.3 million for the first nine months in 2023 to €0.7 million (US$0.8 million) for the same period in 2024.

Income tax expense

We recorded income tax expense of €0.08 million (US$0.09 million) for the nine months ended September 30, 2024, representing a 11.1% increase from €0.07 million for the same period in 2023, primarily because of the increase in taxable income.

Significant components of the provision for income taxes are as follows:

	For the nine months ended September 30,
	2023	2024
	EUR	EUR
	(in thousands, except percentages)
Current income tax expenses	241	335
Deferred tax expenses/(benefit)	(169)	(255)
Total	72	80

Net (loss)/income

As a result of the foregoing, we recorded a net income of €0.3 million for the nine months ended September 30, 2023 and €2.0 million (US$2.3 million) for the same period in 2024, respectively.

Comparison of the Years Ended December 31, 2022 and 2023

Revenue

Our total revenue was €151.2 million (US$167.1 million) in 2023, representing a 1.8% increase from €148.5 million in 2022. The revenue growth was primarily due to increase in sales of goods generated from our online business, the number of our online customers increased from approximately 2.5 million in 2022 to 2.9 million in 2023. The sales volume of our offline business remained relatively stable during such periods, but we reduced our products sales price in 2023 because of shipping charges reduction which led to a decrease in revenue from our offline business. The number of our offline customers in Italy, Spain, Poland, and Netherlands decreased by 0.67% from 8,791 in 2022 to 8,732 in 2023, and the average revenue per user of our offline business generated from Italy, Spain, Poland, and Netherlands in 2023 was approximately €8,297 (US$9,168), representing a 5.7% decrease from approximately €8,799 in 2022. We generate the majority of our revenue from Spain and Italy, while achieved increases in revenue in Germany, France and the Netherlands. In 2022, approximately 32.9% and 31.1% of our revenue was generated from Spain and Italy, and in 2023 about 31.5% and 28.9% from these two countries. In addition, lighting products, electrical products, household appliances and pet products, accounted for approximately 29.2%, 14.1%, 28.6% and 24.1%, respectively, of our total revenue in 2023, and 29.0%, 14.9%, 29.5% and 23.2%, respectively, in 2022.

Cost of Revenue

Our cost of revenue decreased from €82.0million in 2022 to €75.8 million (US$83.7 million) in 2023. The 7.6% decrease was primarily attributable to shipping expenses returning to normal in 2023, after high shipping cost in 2022 due to COVID-19. Our average rate for sea freight per container decreased from €8,610 in 2022 to €1,612 (US$1,781) in 2023. The cost of revenue was otherwise largely in line with the growth of revenue generated from our online business during such periods, the cost of online business is relatively low, leading to an overall decrease of our cost of revenue.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 13.3% from €66.6 million in 2022 to €75.4 million (US$83.4 million) in 2023, our gross profit margin increased from 44.8% in 2022 to 49.9% in 2023. The increase of our gross profit and gross profit margin was mainly driven by (i) a 3.1% increase of the gross profit margin of our online business from 2022 to 2023; and (ii) a 4.48% increase of our online sales’ percentage in our total revenue from 2022 to 2023.

Operating Cost and Expenses

Our total operating cost and expenses were €72.9 million (US$80.6 million) in 2023, representing an increase by 8.2% from €67.4 million in 2022.

Sales and marketing expenses.

Our sales and marketing expenses were €65.0 million (US$71.9 million) in 2023, compared to €60.0 million in 2022. The increase in sales and marketing expenses was largely in line with the growth of revenue generated from our online business, while the expenses of commission of third-party e-commerce platforms for our online business increased from €31.1 million in 2022 to €38.4 million (US$42.4 million) in 2023.

General and administrative expenses.

Our general and administrative expenses were €5.2 million (US$5.7 million) in 2023, compared to €4.9 million in 2022. The increase in general and administrative expenses was mainly driven by (i) the increase in the salaries of Netherlands and Poland from approximately €3.2 million in 2022 to approximately €3.3 million (US$3.7 million) in 2023; and (ii) the increase in the legal and accounting expense mainly due to our litigation with respect to alleged intellectual property rights infringement in Italy, from approximately €344,000 in 2022 to approximately €458,000 (US$506,000) in 2023, please refer to the “Risk Factors — Risks Related to Our Business and Industry — Claims by third parties that we are infringing their intellectual property and other litigation may materially and adversely affect our business and prospects.” for further details; and (iii) the increase in our travel expense after COVID-19 from approximately €200,000 in 2022 to €266,000 (US$294,000) in 2023.

Research and development expenses

Our research and development expenses were €2.7 million (US$3.0 million) in 2023, compared to €2.5 million in 2022. The increase in research and development expenses was mainly driven by the increase in labor cost. The number of our research and development personnel increased from 85 in 2022 to 94 in 2023, and the annual labor cost per capita increased from €14,820 in 2022 to €15,624 in 2023.

Other operating income

Our other operating income was €3.6 million (US$4.0 million) in 2023, representing a 343.0% increase from €0.8 million in 2022. The increase in other operating income was primarily attributable to (i) the increase of government grants, from €0.1 million in 2022 to €0.2 million (US$0.3 million) in 2023; and (ii) the growth of foreign exchange gain due to the appreciation of Euro in 2023, from €0.7 million in 2022 increased to €3.7 million (US$4.1 million) in 2023.

Income tax expense

We recorded income tax expense of €0.39 million (US$0.44 million) in 2023, representing a 144.7% increase from €0.16 million in 2022, primarily because of the increase in taxable income.

Our effective income tax rate for the year 2023 was 25% in Span, 24% in Italy, 25% and 15% in PRC. Our effective income tax rate for Fuzhou Aigostar in PRC was 15%, lower than the PRC statutory rate of 25%, mainly due to that we are qualified as “High and New Technology Enterprises” which are entitled to a preferential rate of 15% subject to renewal every three years.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2022	2023
	EUR	EUR
	(in thousands, except percentages)
Current income tax expenses	536	441
Deferred tax expenses/(benefit)	(375)	(47)
Total	161	394

Net (loss)/income

As a result of the foregoing, we recorded a net loss of €0.18 million in 2022 and a net income of €5.7 million (US$6.3 million) in 2023, respectively.

Selected Balance Sheet Items

Inventories, net

Inventories are primary consumers lifestyle products including (i) lighting products; (ii) electrical products; (iii) household appliances; and (iv) pet products. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the first-in-first-out (FIFO) cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.

Inventories, net consisted of the following:

	As of December 31,		As of September 30, 2024
	2022	2023
	EUR	EUR	EUR
	(in thousands, except percentages)
Finished goods	51,266	53,849	68,924
Less: provision for impairment of inventories	(6,907)	(5,759)	(6,235)
Inventories, net	44,359	48,090	62,689

Our inventories were €48.1 million (US$53.1 million) in 2023, representing an 8.4% increase from €44.4 million in 2022. For the nine months ended September 30, 2024, our inventories were €62.7 million (US$70.2 million). The increase in inventories was primarily attributable to the increase of the inventories prepared for peak season sales and for our sales in 2024 as our sales budget grew for 2024.

Accounts receivable, net

Accounts receivable mainly consist of amounts due from the Group’s customers, which are recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluations of its customers and assesses allowance for doubtful accounts based on the expected credit loss model on a portfolio basis. When specific customers are identified as no longer sharing the same risk profile as the current pool, they are removed from the pool and evaluated separately. Accounts receivables are written off when there is no reasonable expectation of recovery.

Accounts receivable, net consisted of the following:

	As of December 31,		As of September 30, 2024
	2022	2023
	EUR	EUR	EUR
	(in thousands, except percentages)
Accounts receivable	18,593	21,391	33,180
Less: Allowance for doubtful accounts	(118)	(169)	(240)
Accounts receivable, net	18,475	21,222	32,940

Our accounts receivable was €21.2 million (US$23.5 million) in 2023, representing a 14.9% increase from €18.5 million in 2022. For the nine months ended September 30, 2024, our accounts receivable was €32.9 million (US$36.9 million). The increase in accounts receivable was primarily attributable to the increase of our sales in November and December of 2023 and the first nine month of 2024.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities and shareholder contribution.

We had cash and cash equivalents of €5.4 million and €8.0 million (US$8.8 million) as of December 31, 2022 and 2023, representing a 47.6% increase. Our cash and cash equivalents for the nine months ended September 30, 2024 was 3.6 million (US$4.1 million).

We believe that our current level of cash balances and cash flows from operations will be sufficient for our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue debt or equity securities or obtain additional credit facilities or other sources of funding.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,			For the nine months ended September 30,
	2022	2023		2023	2024
	EUR	EUR	USD[11]	EUR	EUR	USD[12]
	(in thousands, except percentages)
Net cash provided by (used in) operating activities	1,191	3,200	3,537	619	(5,922)	(6,631)
Net cash used in investing activities	(1,075)	(4,500)	(4,972)	(228)	(974)	(1,091)
Net cash provided by financing activities	2,264	4,011	4,431	(8)	2,759	3,089
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(42)	(139)	(154)	(432)	(129)	(144)
Net (decrease)/increase in cash, cash equivalents and restricted cash	2,338	2,572	2,842	(49)	(4,266)	(4,776)
Cash, cash equivalents and restricted cash, at beginning of year	3,069	5,407	5,975	5,407	7,979	8,933
Cash, cash equivalents and restricted cash, at end of year	5,407	7,979	8,817	5,358	3,713	4,157

____________

11      Translations from EUR into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.9050, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2023. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

12      Translations from EUR into US$ as of and for the nine months ended September, 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.8932, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2024. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2024, or at any other rate.

Operating activities

Net cash used in operating activities was €5.9 million (US$6.6 million) for the first nine months of 2024, which was primarily due to the payment for goods and other daily operating expenses.

Net cash generated from operating activities was 3.2 million (US$3.5 million) in 2023, which was primarily attributed to our net income of €5.7 million (US$6.3 million).

Net cash generated from operating activities was €1.2 million for 2022 was primarily attributed to the decrease of our operating assets.

Investing activities

Net cash used in investing activities was €1.0 million (US$1.1 million) for the first nine months of 2024, which was primarily attributed to (i) the payment of a deposit of €0.5 million the Share Sale Commitment Agreement. See “Our Corporate Structure”; and (ii) the purchase of fixed assets such as molds.

Net cash used in investing activities was €4.5 million (US$5.0 million) for the year ended December 31, 2023, which was primarily attributable to the purchase of a warehouse in Italy.

Net cash used in investing activities was €1.1 million for the year ended December 31, 2022, which was primarily attributable to the purchase of warehouse equipment in Spain.

Financing activities

Net cash generated from financing activities was €2.8 million (US$3.1 million) for the first nine months of 2024, which was primarily attributed to the increase in bank loans used for establishing our research and development centers and increasing our inventories.

Net cash generated from financing activities was €4.0 million (US$4.4 million) for the year ended December 31, 2023, which was primarily attributable to proceeds from bank loans.

Net cash generated from financing activities was €2.3 million for the year ended December 31, 2022, which was primarily attributable to proceeds from bank loans.

Capital Expenditures

We have not entered into any significant agreement or other commitments to guarantee the capital expenditures. We intend to fund our future capital expenditures with cash generated and to be generated from our operations and proceeds from this offering.

Contractual Obligations

We did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2024.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenue and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our combined and consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Our critical accounting policies and practices include the following: (i) Basis of presentation; (ii) principles of consolidation; (iii) use of estimates; (iv) foreign currency translation and transaction; (v) convenience translation; (vi) cash and cash equivalents, restricted cash; (vii) accounts receivable and allowance for doubtful accounts; (viii) credit loss; (ix) inventories, net; (x) property and equipment, net; (xi) impairment of long-lived assets other than goodwill; (xii) related party transactions; (xiii) fair value of financial instruments; (xiv) revenue recognition; (xv) cost of revenue; (xvi) sales and marketing expenses; (xvii) research and development expenses; (xviii) government grants; (xix) operating leases; (xx) income taxes; (xxi) earnings (losses) per share; (xxii) statutory reserves; (xxiii) concentration of credit risk; (xxiv) concentration of customers and suppliers; (xxv) Concentration of geographic area; (xxvi) segment reporting; (xxvii) commitments and contingencies; (xxviii) recently accounting pronouncements.. See Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements for the disclosure of these accounting policies.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements.

We have since hired certain mid-level financial staff with U.S. GAAP and/or SEC reporting experience. We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) continuing to hire additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) hiring an external consulting firm to assist in the design and implementation of effective monitoring and oversight controls to identify non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

While we are working to remediate these material weaknesses as quickly and efficiently as possible, at this time we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan. These remediation measures may be time consuming, costly and might place significant demands on our financial and operational resources. If we are unable to successfully remediate these material weaknesses, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our securities to decline.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. See “Risk Factors — Risks Related to This Offering — We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.”

Holding company structure

As a holding company with no material operations of our own, we conduct substantially all of our operations through our subsidiaries in the PRC (including mainland and Hong Kong), various countries in Europe, United Kingdom and United States (collectively, the “Operating Subsidiaries”). As a result, our ability to pay dividends depends significantly upon dividends paid by our Operating Subsidiaries. If our Operating Subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under relevant PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. In 2022, Fuzhou Aigostar, our primary operating company in China, paid dividends to its former shareholders in the amount of €0.5 million.

In 2023, Fuzhou Aigostar paid dividends to its former shareholders in the amount of €1.153 million. In the nine months ended September 30, 2024, Fuzhou Aigostar paid dividends to its former shareholders in the amount of €1.433 million. Please refer to the financial statements of Aigo Holding Limited including “Note — Dividend” on page 49 for further details. Apart from this special dividend distribution, we intend to retain all available funds and future earnings, if any, for operation and business development and do not anticipate declaring or paying any dividends in the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

Foreign currency risk

A majority of our revenue is denominated in Euros, while a portion of them are mainly denominated in RMB, U.S. dollars, Euros, British pound and Hong Kong dollars as we export and sell certain products to overseas. Our management considers that the business is not exposed to any significant foreign exchange risk and we have not used any derivative financial instruments to hedge exposure to such risk.

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash.

To the extent that we need to convert Euros into RMB for our operations, appreciation of RMB against the Euros would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into Euros or U.S. dollars for the purpose of making payments for dividends on our ordinary shares, servicing our outstanding debt, or for other business purposes, appreciation of the Euros or U.S. dollars against the RMB would reduce the Euros or U.S. dollar amounts available to us.

Inflation

Inflationary factors, such as increases in supply costs as well as personnel and overhead costs, could impact our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations as of December 31, 2023 and the first nine months ended September 30, 2024, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit margin and operating expenses as a percentage of sales revenue if the revenue do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by our bank loans. Historically, we have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years of 2022 and 2023 and the first nine months ended September 30, 2024. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates.

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements.

INDUSTRY OVERVIEW

The information presented in this section has been derived from an industry report and commissioned by us and prepared by China Insights Consultancy, or CIC, an independent research firm, to provide information regarding our industry and our market position in Global and Southern Europe markets. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of the Global and Southern Europe Consumer Product Industry

The consumer product industry covers all purchases made by individuals and households to meet their everyday needs. For purposes of this industry report, the consumer product industry consists of (i) the lighting industry; (ii) the electrical product industry; (iii) the household electric appliance industry; (iv) the pet product industry; and (v) other industries including automotive, food and beverage, clothing.

The market size of the consumer product industry rose from EUR62.0 trillion in 2018 to EUR80.5 trillion in 2023, with a temporary decline to EUR63.3 trillion in 2020 primarily attributable to the COVID-19 pandemic. It is expected to further increase to EUR111.6 trillion in 2028, registering a predicted CAGR of 5.5% between 2023 and 2028.

Southern Europe refers to the region and countries located in the southern part of the European continent including Italy, Spain, Portugal, Romania, Greece, Bulgaria, Croatia, Slovenia, Serbia, Bosnia and Herzegovina, Albania, Malta, North Macedonia, Montenegro, Andorra, and San Marino. For 2023, the market size of the consumer product industry of Southern Europe comprised approximately 4.6% of the global total. It increased to EUR3.9 trillion in 2023 and is expected to further increase to EUR5.2 trillion in 2028, registering a CAGR of 5.8% between 2023 and 2028.

The consumer product industry in Southern Europe revolves around understanding consumer behavior, market trends, and preferences to develop and deliver products that align with target consumers. This involves comprehensive market research, product development, branding, marketing, distribution, and sales strategies tailored to meet the demands of specific consumer segments. Key characteristics of the consumer product industry in Southern Europe include rapid product innovation, intense competition, and changing market dynamics driven by changing consumer preferences, technological advancements, and global and regional economic factors.

The global lighting industry has reached a relatively mature stage in terms of its core technologies and widespread adoption of lighting solutions. The market size of the global lighting industry increased from EUR87.1 billion in 2018 to EUR99.9 billion in 2023, in terms of retail value, registering a CAGR of 2.8% between 2018 and 2023, and is expected to further increase to EUR115.8 billion in 2028 with a CAGR of 3.0% between 2023 and 2028. The global electrical product industry has experienced a relatively rapid growth driven mainly by increased urbanization. The market size of the global electrical product industry increased from EUR310.6 billion in 2018 to EUR439.6 billion in 2023, in terms of retail value, registering a CAGR of 7.2% between 2018 and 2023, and is expected to further increase to EUR549.7 billion in 2028 with a CAGR of 4.6% between 2023 and 2028.

The global household electric appliance industry is characterized by steady growth driven by technological advancements, changing consumer lifestyles, and increasing urbanization. The market size of the household electric appliance industry increased from EUR178.1 billion in 2018 to EUR231.2 billion in 2023, in terms of retail value, registering a CAGR of 5.4% between 2018 and 2023, and is expected to increase to EUR291.4 billion in 2028 with a CAGR of 4.7% between 2023 and 2028. The global pet product industry is experiencing relatively robust growth fueled by rising pet ownership rates and a growing emphasis on pet health and wellness. The market size of the pet product industry increased from EUR110.1 billion in 2018 to EUR179.0 billion in 2023, in terms of retail value, registering a CAGR of 10.2% between 2018 and 2023, and is expected to increase to EUR237.7 billion in 2028 with a CAGR of 5.8% between 2023 and 2028.

Overview of the Lighting Industry in Southern Europe

The lighting industry in Southern Europe has undergone rapid evolution, spurred by technological advancements, regulatory shifts, and changing consumer preferences favoring energy-efficient, smart, and sustainable lighting solutions. LED technology has notably advanced, offering enhanced efficiency and cost-effectiveness compared to traditional incandescent bulbs. Furthermore, the COVID-19 pandemic has catalyzed heightened interest in home improvement projects, including lighting upgrades. Lastly, increased sustainability awareness has driven consumers towards eco-friendly lighting choices, reflecting a broader trend towards environmentally conscious purchasing habits.

The lighting industry encompasses the design, manufacturing, distribution, and installation of lighting products and systems used for various purposes, including illumination, decoration, and functionality. The end-users of lighting products can be primarily categorized into (i) residential use: specifically designed for use in homes, apartments, and other residential settings; and (ii) non-residential use: the application of lighting products in settings other than residential spaces including commercial, industrial, institutional, and outdoor spaces.

Market Size of the Lighting Industry in Southern Europe

The market size of the Southern Europe lighting industry increased from EUR4.5 billion in 2018 to EUR5.0 billion in 2023, in terms of retail value, registering a CAGR of 1.4% over the period. The onset of the COVID-19 pandemic in 2020 caused disruptions to the supply chain, resulting in contraction of the market size to EUR4.6 billion in 2020. Despite the setback in 2020, the industry demonstrated resilience, rebounding in subsequent years due to increased demand for smart light and gradual restoration of the global supply chain. In 2023, the Southern Europe lighting industry continue to face post-pandemic challenges mainly including (i) weaker demand from residential lighting products caused by short-term economic pressure; (ii) reduced demand of the indoor professional lighting and agricultural lighting products attributable to elevated interest rates and energy prices; and (iii) destocking in OEM channels occurred due to the accumulation of inventories resulting from weakened demand. Looking forward, with the economy gradually rebounding and rising demand from smart lighting solutions, alongside the normalization of stock levels, the market size of the Southern Europe lighting industry is projected to increase to EUR5.3 billion in 2028, registering a CAGR of 1.7% between 2023 and 2028.

The lighting industry in Italy is mature and stable. The market size of the lighting industry in Italy increased from EUR2.1 billion in 2018 to EUR2.2 billion in 2023, in terms of retail value, registering a CAGR of 0.4%, and is expected to increase with a CAGR of 0.7% between 2023 and 2028. The market size of the lighting industry in Spain increased from EUR1.4 billion in 2018 to EUR1.5 billion in 2023, in terms of retail value, registering a CAGR of 1.0%, and is expected to reach EUR1.7 billion in 2028 with a CAGR of 1.8%. The market size of the lighting industry in Portugal increased from EUR0.2 billion in 2018 to EUR0.3 billion in 2023, in terms of retail value, registering a CAGR of 2.3%, and is expected to continue increasing with a CAGR of 2.0% between 2023 and 2028.

Major sales channels of the lighting industry in Southern Europe include both offline and online channels. Offline channels, comprising community stores and high-end boutiques, shopping malls and supermarkets, distributors, direct sales, among others; serve as the predominant choice for customers in the region. Online channels, which encompass third-party e-commerce platforms, official websites, mobile application (APPs), among others, represent a smaller yet growing segment of sales.

Overview of the Electrical Product Industry in Southern Europe

Electrical products refer to various components, devices, and systems that are utilized within residential settings to facilitate electrical functions and enhance modern lifestyles. They encompass a wide range of products including (i) household electrical products: these items are commonly used in residential settings and include switches, removable sockets, plugs, adaptors, and low voltage electrical products; (ii) electrical accessories: these are supplementary components used in electrical installations to ensure safety, organization, and efficient operation, including conduits, trunkings, electrical tapes, cable pullers, spiral wrapping bands, and nylon cable ties; and (iii) other electrical products: This category encompasses a diverse array of electrical devices and equipment used for various purposes including cameras, ventilation fans, junction boxes, digital multimeters, terminal blocks, sensors, timing sockets, batteries, and doorbells.

Market Size of the Electrical Product Industry in Southern Europe

The electrical product industry in Southern Europe is closely tied to residential construction projects including both new residential construction and home renovation. The market size of the electrical product industry, in terms of retail value, increased from EUR16.2 billion in 2018 to EUR16.8 billion in 2019 and decreased to EUR15.3 billion in 2020. This decline was attributable to various factors including supply chain disruptions, project delays, labor shortages, and safety concerns arising from the COVID-19 pandemic’s impact on the construction industry. Afterwards, the industry gradually recovered, rebounding to EUR19.4 billion in 2021 and further increasing to EUR21.5 billion in 2023, registering a CAGR of 5.8% between 2018 and 2023. This resurgence was primarily fueled by increased demand for home renovations during and after the pandemic period. Looking ahead, the electrical product industry is expected to maintain its upward trajectory and reach a market size of EUR25.3 billion by 2028, registering a CAGR of 3.3% between 2023 and 2028.

In order to boost the economy after the COVID-19 pandemic, Law Decree No. 34 of May 19, 2020 introduced, together with other measures, a deduction from income taxes equal to 110% of certain building-related expenses incurred between July 1, 2020, and December 31, 2021 to be used in five yearly installments. However, in February 2023, the Italian government discontinued the tax credit scheme designed to enhance residential energy efficiency and further decided to partially extend the scheme to low-income households in December 2023. Due to the winding down of government funded support for works in the residential sector, the market size of the electrical product industry in Italy is expected to increase slowly from EUR10.9 billion in 2023 to EUR12.1 billion in 2028, registering a CAGR of 2.1%. The residential construction markets in Spain and Portugal are on a path of recovery and growth due to economy recovery, new home construction, among other factors. The market size of the electrical product industry in Spain is expected to increase from EUR6.8 billion in 2023 to EUR8.5 billion in 2028, in terms of retail value, registering a CAGR of 4.4% between 2023 and 2028. The market size of the electrical product industry in Portugal is expected to increase from EUR0.8 billion in 2023 to EUR1.0 billion in 2028, in terms of retail value, registering a CAGR of 4.6% between 2023 and 2028.

Market size of the electrical product industry, Southern Europe, in terms of retail value, 2018-2028E
EUR billion
CAGR 2018-2023 2023-2028E
Italy 8.9% 2.1%
Spain 1.4% 4.4%
Portugal 5.2% 4.6%
Others 6.7% 4.7%
Total 5.8% 3.3%
30
25
20
15
10
5
0
16.2
16.8
15.3
19.4
20.2
21.5
22.0
22.9
23.6
24.4
25.3
7.1
6.9
6.3
9.6
10.5
10.9
11.0
11.2
11.4
11.7
12.1
6.4
6.9
6.2
6.4
6.2
6.8
7.1
7.5
7.8
8.1
8.5
0.6
0.7
0.6
0.8
0.8
0.8
0.8
0.9
0.9
1.0
1.0
2.1
2.3
2.2
2.6
2.7
3.0
3.1
3.3
3.5
3.6
3.7
2018
2019
2020
2021
2022
2023
2024E
2025E
2026E
2027E
2028E
Source: China Insights Consultancy

The primary sales channels for electrical products in Southern Europe largely remain traditional, predominantly through offline channels. These encompass community stores and high-end boutiques, shopping malls and supermarkets, distributors, direct sales, and others, reflecting the region’s preference for in-person transactions and established purchasing habits.

Overview of the Household Electric Appliance Industry in Southern Europe

Household electric appliances are designed to facilitate daily life, enhance living quality, and meet various household needs in intricate detail. With diverse functionalities and usage scenarios, they can be categorized into kitchen appliances, personal care appliances and home appliances. Kitchen appliances mainly consist of food preparation devices like juicers and blenders, as well as small cooking appliances such as coffee machines and bread makers. Daily life appliances mainly include air treatment products, vacuum cleaners, irons, and heating equipment. Personal care equipment includes shavers, hairdressing devices.

Market Size of the Household Electric Appliance Industry in Southern Europe

Driven by strong consumer demand for IoT products in the household electric appliance industry, the market size of household electric appliances industry in Southern Europe, in terms of retail value, increased at a CAGR of 7.5% from EUR3.5 billion in 2018 to EUR5.0 billion in 2023, and is estimated to reach EUR7.1 billion in 2028 at a CAGR of 7.3% from 2023-2028.

The market size of the household electric appliance industry in Italy increased from EUR1.4 billion in 2018 to EUR1.9 billion in 2023, in terms of retail value, registering a CAGR of 6.3%, and is expected to increase with a CAGR of 6.2% between 2023 and 2028. The household electric appliance industry in Spain increased from EUR1.4 billion in 2018 to EUR2.0 billion in 2023, in terms of retail value, registering a CAGR of 7.4%, and is expected to reach EUR2.9 billion in 2028 with a CAGR of 7.2%. The market size of the household electric appliance industry in Portugal increased from EUR0.3 billion in 2018 to EUR0.4 billion in 2023, in terms of retail value, registering a CAGR of 8.9%, and is expected to continue increasing with a CAGR of 8.7% between 2023 and 2028.

Market size of the household electric appliance industry, Southern Europe, in terms of retail value, 2018-2028E

EUR billion
CAGR
2018-2023
2023-2028E
Italy 6.3% 6.2%
Spain 7.4% 7.2%
Portugal 8.9% 8.7%
Others 11.3% 9.9%
Total 7.5% 7.3%
10
5
0
2018: 3.5 (Italy 1.4, Spain 1.4, Portugal 0.3, Others 0.4)
2019: 3.6 (Italy 1.4, Spain 1.5, Portugal 0.3, Others 0.4)
2020: 3.9 (Italy 1.6, Spain 1.6, Portugal 0.3, Others 0.4)
2021: 4.3 (Italy 1.7, Spain 1.7, Portugal 0.4, Others 0.5)
2022: 4.5 (Italy 1.7, Spain 1.8, Portugal 0.4, Others 0.6)
2023: 5.0 (Italy 1.9, Spain 2.0, Portugal 0.4, Others 0.7)
2024E: 5.5 (Italy 2.0, Spain 2.2, Portugal 0.5, Others 0.8)
2025E: 5.8 (Italy 2.1, Spain 2.4, Portugal 0.5, Others 0.8)
2026E: 6.3 (Italy 2.3, Spain 2.5, Portugal 0.5, Others 0.9)
2027E: 6.7 (Italy 2.4, Spain 2.7, Portugal 0.6, Others 1.0)
2028E: 7.1 (Italy 2.5, Spain 2.9, Portugal 0.6, Others 1.1)

Source: China Insights Consultancy

Overview of the Pet Product Industry in Southern Europe

The pet product industry encompasses a broad array of physical goods tailored for pet maintenance and enrichment including (i) pet food, which is pet staple food, snacks and nutritional supplements; and (ii) pet accessories, such as toys, training aids, grooming tools, pet furniture, and travel accessories.

Market Size of the Pet Product Industry in Southern Europe

The pet product industry in Southern Europe has experienced relatively strong and resilient growth, increasing from EUR7.0 billion in 2018 to EUR9.6 billion in 2023, in terms of retail value, registering a CAGR of 6.4%. It is projected to further increase to EUR13.3 billion in 2028 with a CAGR of 6.6%. For 2023, Italy stands out as the leading market for pet products in Southern Europe, accounting for approximately 49% of the market. The market size of the pet product industry in Italy increased from EUR3.7 billion in 2018 to EUR4.7 billion in 2023, and is expected to increase to EUR6.0 billion in 2028, in terms of retail value, registering a CAGR of 5.0% between 2023 and 2028. The market size of the pet product industry in Spain and Portugal is projected to increase from EUR2.7 billion and EUR0.6 billion, respectively, in 2023 to EUR4.0 billion and EUR0.8 billion, respectively, in 2028, registering a CAGR of 8.5% and 5.6%, respectively, between 2023 and 2028.

Market size of the pet product industry, Southern Europe, in terms of retail value, 2018-2028E

EUR billion
CAGR
2018-2023
2023-2028E
Italy 4.9% 5.0%
Spain 7.7% 8.5%
Portugal 5.6% 5.6%
Others 9.8% 8.5%
Total 6.4% 6.6%
15
10
5
0
2018: 7.0 (Italy 3.7, Spain 1.8, Portugal 0.5, Others 1.0)
2019: 7.3 (Italy 3.8, Spain 1.9, Portugal 0.5, Others 1.1)
2020: 7.6 (Italy 3.9, Spain 2.0, Portugal 0.5, Others 1.2)
2021: 8.0 (Italy 4.0, Spain 2.2, Portugal 0.5, Others 1.3)
2022: 8.8 (Italy 4.3, Spain 2.4, Portugal 0.6, Others 1.5)
2023: 9.6 (Italy 4.7, Spain 2.7, Portugal 0.6, Others 1.6)
2024E: 9.9 (Italy 4.8, Spain 2.8, Portugal 0.6, Others 1.7)
2025E: 10.7 (Italy 5.1, Spain 3.0, Portugal 0.7, Others 1.9)
2026E: 11.4 (Italy 5.3, Spain 3.3, Portugal 0.7, Others 2.1)
2027E: 12.3 (Italy 5.6, Spain 3.6, Portugal 0.8, Others 2.3)
2028E: 13.3 (Italy 6.0, Spain 4.0, Portugal 0.8, Others 2.5)

Source: China Insights Consultancy

Internet of Things (IoT) Penetration

The IoT penetration trend has significantly impacted various industries, including the lighting industry, electrical product industry, household electric appliance industry, and pet product industry.

In the lighting industry, IoT penetration involves the integration of smart lighting solutions that enable remote control, automation, and energy management through connected devices such as smartphones or voice assistants. This trend allows users to adjust lighting settings, monitor energy usage, and even sync lighting with other smart devices for enhanced convenience and efficiency. IoT penetration rate, which refers to the proportion of the retail sales value of IoT products within the total retail sales value of the corresponding industry, of the lighting industry in Southern Europe increased from 2.1% in 2018 to 7.1% in 2023 and is expected to further increase to 13.7% in 2028.

Similarly, the electrical product industry is experiencing a shift towards IoT-enabled products like smart switches that offer advanced functionalities. These products can be integrated into broader smart home ecosystems, allowing users to control lighting, curtain, and other items seamlessly and intelligently, both at home and remotely. IoT penetration of the electrical product industry increased from 1.0% in 2018 to 2.6% in 2023 and is estimated to further increase to 4.2% in 2028.

In the household electric appliance industry, the IoT penetration involves smart appliances that offer remote monitoring, energy optimization, and personalized user experiences. IoT penetration of the household electric appliance industry in Southern Europe has demonstrated impressive growth in recent year, increasing from 5.6% in 2018 to 11.3% in 2023, and is estimated to further increase to 20.0% by 2028.

In the pet product industry, IoT penetration involves smart pet products, which utilize technologies, such as sensors and mobile applications, to provide pet owners with innovative solutions for pet care and management. The IoT penetration rate of the pet product industry has steadily increased, from 2.8% in 2018 to 4.1% in 2023, and is expected to reach 5.7% by 2028. This trend highlights the increasing integration of technology in pet products, enhancing interactivity among the products, pets, and their owners, and monitoring of pets.

IoT penetration rate of the lighting industry, Southern Europe, 2018-2028E

20%
15%
10%
5%
0%
2.1%
7.1%
13.7%
2018
2023
2028E

IoT penetration of the electrical product industry, Southern Europe, 2018-2028E

20%
15%
10%
5%
0%
1.0%
2.6%
4.2%
2018
2023
2028E

IoT penetration rate of the household electric industry, Southern Europe, 2018-2028E

20%
15%
10%
5%
0%
5.6%
11.3%
20.0%
2018
2023
2028E

IoT penetration of the pet product industry, Southern Europe, 2018-2028E

20%
15%
10%
5%
0%
2.8%
4.1%
5.7%
2018
2023
2028E

Source: China Insights Consultancy

Market Drivers

Generic Drivers for the Consumer Product Industry

Technological advancements:    Technological advancements have provided ample momentum for the development of intelligent products. Leveraging advanced technologies such as artificial intelligence and the Internet of Things, the performance of intelligent products has continuously improved, providing users with a more convenient and efficient usage experience, thus gaining the favor of a wide range of consumers. As consumers’ aspirations for intelligent lifestyles continue to deepen, the market demand for intelligent products is rapidly growing, which is expected to further promote the prosperous development of the consumer product market.

Growing emphasis on energy efficiency and environmental-friendly products:    Consumers and businesses are increasingly recognizing the substantial long-term benefits of investing in energy-efficient products. These solutions not only reduce electricity consumption and lower utility bills but also play a crucial role in reducing carbon emissions and environmental impact. Additionally, government regulations and initiatives aimed at promoting energy efficiency and mitigating greenhouse gas emissions are further bolstering the demand for green energy-saving products. Consequently, there is a growing willingness among consumers and businesses to pay a premium for energy-efficient products that align with their sustainability goals and contribute to a greener future.

Drivers for the Lighting Industry

EU’s banning of inefficient lighting technologies is driving customer transition to sustainable LED technologies:    The Restriction of Hazardous Substances Act (RoHS) of the European Union imposes restrictions on certain hazardous substances in electrical and electronic equipment, including mercury in lighting products. Furthermore, the Single Lighting Regulation (SLR) (Ecodesign Regulation), effective since September 2021, gradually phases out products that do not meet efficiency requirements. These regulations collectively result in a ban on the sale of inefficient lighting technologies, such as CFL-ni lamps, T5, and T8 linear fluorescent lamps. This is expected to drive increased adoption of higher-priced LED lighting products, consequently generating more demand for replacements in the future.

Drivers for the Electrical Product Industry

Increasing user penetration of household appliances:    The rising adoption and penetration of household appliances among consumers contribute to the demand for electrical products such as switches, removable sockets and plugs, among others. As more households integrate appliances into their daily lives for convenience and efficiency, there is a corresponding need for reliable and technologically advanced electrical products to power and control these devices effectively.

Growing construction and renovation activities:    Increasing construction and renovation activities in residential sectors stimulate demand for electrical products like wiring, switches, outlets, among others.

Drivers for the Household Electric Appliance Industry

Continuously increasing consumer demand on household electric appliance:    Consumers are increasingly emphasizing the pursuit of a quality lifestyle, and household electric appliances can provide a higher level of convenience and comfort for families, leading to a gradual increase in demand. Through personalized functional designs, household electric appliances provide consumers with a more convenient and efficient living experience. Therefore, as consumers’ aspirations for a high-quality life continue to deepen, the demand for small household appliances will gradually increase, becoming an important driving force for future market development.

Drivers for the Pet Product Industry

Increasing pet ownership:    Pet ownership in Southern Europe, particularly of cats and dogs, has markedly increased from 36.4 million in 2018 to 41.9 million in 2023. This upsurge, fueled by the enhanced status of pets as family members, is set to continue. The shift is significant for the market, given the higher spending for cats or dogs.

Increasing per-pet spending:    The average annual expenditure per pet in Southern Europe has also increased, reflecting higher-quality standards and greater consumer awareness of pet health and wellness.

Enhanced consumer spending power and willingness to pay:    Rising GDP and disposable income in Southern Europe are driving increased consumer spending on premium pet products. The trend is bolstered by Millennials and Gen Zers, who are becoming pet owners and tend to spend more on their pets.

Future Trends

Generic Future Trends for the Consumer Product Industry

Internet of Things (IoT) Integration:    The integration of Internet of Things (IoT) technology into consumer products, including smart lighting, electrical products, household electric appliances, and smart pet products, has emerged as a significant trend within the consumer product industry. By leveraging IoT connectivity, smart products seamlessly integrate with smart home devices, offering unprecedented levels of connectivity, intelligence, and control.

The enhancement of consumer brand awareness:    Brands have become an important factor in decision-making. Consumers are more willing to choose those brands with a good reputation and credibility as they often represent higher quality and service guarantees. With the continuous enhancement of consumer brand awareness, the consumer product industry will exhibit a healthier and more orderly development trend. Brands will become one of the core elements of competition for enterprises, while consumers will also pay more attention to the value and influence of brands.

Future Trends for the Lighting Industry

Multi-channel distribution:    Multi-channel distribution, encompassing both online and offline channels, is gaining increasing importance in Southern Europe due to consumers’ increasingly diverse preferences for shopping for lighting products. By leveraging multiple channels, companies in the lighting industry can enhance their reach, improve customer engagement, and adapt to the evolving retail landscape.

Future Trends for the Electrical Product Industry

Diversified design and features:    The development and introduction of electrical components that offer varied aesthetics, functionalities, and applications. With consumer preferences shifting towards personalized solutions, there is a rising demand for components that not only perform well but also complement different architectural styles and interior designs. This trend extends beyond appearance to include factors like user-friendly design, ease of installation, and compatibility with other systems. Embracing diverse design enables manufacturers to cater to a wide range of consumer needs, fostering innovation and market growth.

Future Trends for the Household Electric Appliance Industry

Household electric appliances become more segmented:    Driven by the constantly changing preferences and demands of consumers, the types of household electric appliances have become increasingly segmented to meet the personalized needs of different consumer groups. For example, for kitchen cooking, there are special household electric appliances for different food ingredients and cooking methods; for personal care, there are skincare and beauty household electric appliances for different skin types and needs. This trend in segmentation has made the household electric appliance market more diversified and provided consumers with more choices.

Future Trends for the Pet Product Industry

Product diversification and innovation:    The market has seen significant diversification in product offerings, including the expansion of specialized diets, organic products, and tech-driven solutions like GPS trackers and automated feeders. The trend is driven both by supply and demand. On the demand side are surging pet parent population and increasing willingness to pay. On the supply side, technological advancements and intense market competition push companies to innovate to meet evolving consumer needs and capture market share.

Competitive Landscape of the Consumer Product Industry in Southern Europe

The competitive landscape of the consumer product industry in Southern Europe is characterized by a mix of established multinational brands, emerging international brands, and regional brands. The competitive landscape varies among different categories. Multinational companies often dominate segments such as electronics, appliances, and personal care, leveraging their global presence, brand recognition, and extensive distribution networks to capture market share. Emerging international brands and regional brands also play a significant role, particularly in niche markets or specialized product categories. These players are more advantageous in catering to local preferences, offering customized solutions, providing personalized customer service, and establishing strong relationships with local retailers and distributors in targeted geographic areas.

Our Group is a well-established consumer products provider in Southern Europe, successfully penetrating diverse niche and emerging product categories and consequently achieving leading market position within them.

Based on retail volume on Amazon in each respective country for the 30 days preceding May 13, 2024, in Italy, the Company’s power strips and aquariums ranked first, while its floodlights, doorbells, electric kettles, electric steamers, pet blankets, and pet food storage containers ranked within the top five. In Spain, the Company’s light bulbs, LED bulbs, pet blankets, aquariums, pet food storage containers, and rigid pet carrier cases ranked first, while its outdoor lighting, electric kettles, electric steamers, training pads, and cat litter mats ranked within the top five. The table below provides detailed information about the Company’s market position within specific product categories:

Ranking of the Company’s products, Italy and Spain,
in terms of retail volume on Amazon for the 30 days preceding May 13, 2024

Consumer product segment	Product category	Country	Ranking
The lighting industry	Lighting – Light bulbs	Spain	1
	Lighting – LED light bulbs	Spain	1
	Lighting – Outdoor lighting	Spain	3
	Lighting – Floodlights	Italy	3

The electrical product industry	Electrical product – Power strips	Italy	1
	Electrical product – Doorbells	Italy	4

The household electric appliance industry	Household electric appliance – Electric kettles	Spain	2
		Italy	4
	Household electric appliance – Electric steamers	Spain	2
		Italy	3

The pet product industry	Pet product – Pet blankets	Spain	1
		Italy	2
	Pet product – Aquariums	Spain	1
		Italy	1
	Pet product – Pet food storage containers	Spain	1
		Italy	4
	Pet product – Training pads	Spain	2
	Pet product – Rigid pet carrier cases	Spain	1
	Pet product – Cat litter mats	Spain	2

Source: China Insights Consultancy

BUSINESS

OVERVIEW

We are a consumer products provider well established in Southern Europe with global operations that extend into geographic regions including Europe, Asia, North America, Latin America, and Africa. In 2023, we generated revenue from approximately 40 countries and regions in four continents.

We primarily offer consumers lifestyle products through our various sales channels, with a particular focus on four main product categories: (i) lighting products; (ii) electrical products; (iii) household appliances; and (iv) pet products. Since 2019, we have also been developing and offering IoT-related consumer products.

We have three proprietary brands, namely, AIGOSTAR®, nobleza® and Taylor Swoden®, each of which has its distinct product lines, marketing strategies and intended consumers. As of April 30, 2024, we had a 110-member R&D team that is dedicated to research and development of new products tailored to customer needs as well as the development of our IT system. We generate recurring revenue from certain core products as well as revenue from new products we offer to the market.

We sell our products through both offline and online channels. Our offline customers are mainly business entities, including local community stores and/or high-end boutiques, shopping malls, supermarkets and distributors, who purchase products from us, either by directly placing orders with us or through our proprietary apps designed specifically for offline customers to place orders efficiently, and on-sell them to end consumers. Our online customers are generally users who purchase products directly from us through third-party e-commerce platforms and our proprietary AigoSmart App. In 2023, we generated 50.8% and 48.3% of our aggregate revenue from offline and online channels, respectively. For the nine months ended September 30, 2024, we generated 56.1% and 43.7% of our aggregate revenue from offline and online channels, respectively.

We have established local sales teams in several European countries, many members of whom are local residents with in-depth local knowledge and business connections. Through such local sales teams, we form strategic relationships with many of our local community store customers. In the course of the last five years, we systematically cooperated with over 4,000 stores to renovate their overall store décor pursuant to our design instruction to improve their operational efficiency and consumer appeal and, in turn, many of such local stores have set up sales areas that exclusively showcase our branded products.

We procure our products from third-party, original equipment manufacturers, or OEMs, who manufacture our products based on our product designs and specifications, or original design manufacturers, or ODMs, who provide both design and manufacturing services to us. In 2023, around 90% of our ODM and OEM suppliers were located in the PRC. We operate nine local warehouses in the PRC, Europe and the United States, from which we fulfill online and offline product orders.

In a challenging global consumer market as countries gradually emerge from the COVID-19 pandemic, we were able to generate steady cash flow and recorded an increase in gross profit from 2022 to 2023. Our revenue in 2022 and 2023 was €148.5 million and €151.2 million (US$167.1 million), respectively, and our gross profit was €66.6 million and €75.4 million (US$83.4 million) in the corresponding years, representing a gross profit margin of 44.8% and 49.9%, respectively. For the nine months ended September 30, 2024, our revenue was €122.7 million (US$137.4 million), and our gross profit was €57.8 million (US$64.7 million), representing a gross profit margin of 47.1%. We recorded a net loss of €0.18 million in 2022, a net income of €5.7 million (US$6.3 million) in 2023, and a net income of €2.0 million (US$2.3 million) for the nine months ended September 30, 2024, respectively.

OUR STRENGTHS

Well-established consumer products provider in Southern Europe with global reach and growth potential

We are a well-established consumer products provider in Southern Europe, successfully penetrating selected market segments and emerging product categories and achieving leading position within such segments and categories, according to the industry report.

Our business is deeply rooted in Europe, from which we generate the majority of our revenue. We commenced our consumer product business in Spain in 2011 and have been steadily building our brand recognition and expanding our sales networks. In 2023, we had over 10,000 offline customers through our sales network across European countries

(including Spain, Italy, Netherlands and Poland), from which we generated over 50% of our total revenue in the same year through sales of over 10,000 stock keeping units, or SKUs. Approximately 70% of our revenue from European countries was generated from Spain and Italy in each of 2022 and 2023. We believe that over a decade of strategic development in Southern Europe has provided us with a significant first-mover advantage, thereby creating an entry barrier to potential competitors in existing markets, and that we have a proven and replicable growth strategy in emerging markets.

In recent years, we expanded our operations worldwide. We generate revenue from an increasing number of developed and emerging consumer markets across the continents, including Europe, North America, Latin America, and Africa. The expanded global reach of our business allows us to diversify our revenue sources and mitigate any potential operational risks in the global markets that are affected by increasing uncertainty in the global economy.

Proven product development capability that offers quality products tailored to evolving consumer demands

Since our inception, we have been focusing on supplying quality products under our proprietary AIGOSTAR® and nobleza® brands. We strive to differentiate our products and enhance our brand recognition by offering products designed to address pressing and nuanced consumer demands.

Efficient product design capability that enhances consumer loyalty

Each year, we are able to generate recurring revenue from certain core products as well as additional revenue from new products we successfully offered to the market.

We regularly adjust our product portfolio by removing obsolete products, upgrading selected existing products and adding new products based on our market research of consumer demands as well as prevailing industrial and market standards. The design cycle of our new products from proof-of-concept to commercial production is usually less than six months. As a result, in the last two years we were able to maintain a product portfolio that consisted of approximately 20% new products offered to the market in the respective year.

We have been strategically investing in our R&D capacity and building a highly efficient in-house product design team. As of June 11, 2024, we owned more than 750 product-related patents, including more than 550 design and utility patents in the Europe and about 100 design and utility patents in the PRC, 70% of which we developed independently. Our local sales team has in-depth knowledge of the evolving consumer demands and is in constant communication with our in-house product design team, which in turn is capable of quickly producing new product designs and meet applicable local industrial standards and market convention while specifically addressing such demands.

Our product design capability and efficiency enables us to be innovative and flexible in rolling out new products. Starting from 2022, we procured certain bespoke product orders prior to the manufacturing of such products. We were generally able to fulfill the orders with our regularly iterative products with year-round production such as light bulbs and electrical adapters within two to three months. For technically sophisticated new products, we were able to fulfill orders within eight months. For example, we designed a series of Christmas lighting products in 2022, for which we managed to secure pre-orders in Spain and Italy alone for an aggregate sales amount of over €5 million in our presale event from December 24, 2022 to March 26, 2023, substantially all of which were fulfilled in the fourth quarter of 2023. In 2023, we further expanded and diversified our Christmas lighting product offerings, including smart lighting products, and in our presale event from December 4, 2023 to March 20, 2024, we secured pre-orders for an aggregate sales amount of over €12 million. In addition, after extensive market research and analysis we believe solar-power lighting products is a niche/sub-market with significant growth potential. Our research on adaptation of solar power source to various lighting products help us develop diversified solar-power lighting products in a cost-effective manner. Pre-orders of our solar-power lighting products amounted to around €2.3 million in 2023, the majority of which were generated from newly-developed products.

Positive outlook for our IoT strategy that generates synergies between existing and new products

We have been making significant investment in the R&D of IoT products for over four years and we believe we are now well-positioned to start commercializing our investment. Our major product lines, namely, lighting products, electrical products, pet products and household appliances, are synergistic with each other and form a natural ecosystem under our integrated IoT product portfolio strategy. Lighting products are one of the first product lines that utilized IoT integration, and as of June 12, 2024 we had over 300 IoT-ready lighting products, which can be used in combination with our IoT-ready outdoor security cameras to increase effectiveness on home security. Consistent with our strategy to promote pet product line, we have recently designed a series of pet products that are integrable with our IoT interface, including smart pet feeders, watering machines, litterboxes and aquariums, which can also be used in combination with our IoT-ready indoor and outdoor security cameras to achieve fine-tuned feeding schedule.

Quality products under trusted brand names among industrial customers and individual consumers

Brand recognition and sales channel of our existing products enable us to quickly and effectively commercialize our new product offerings.

We having been making consistent investment in brand building in recent years, including approximately €0.45 million, €0.35 million and €0.10 million for advertising expenses in 2022 and 2023 and for the nine months ended September 30, 2024. We believe consumer value our brand and product quality as they make repeated purchase of our product.

Our brand names are also being increasingly recognized by market participants. In 2023, over 10,000 local stores which sell our lighting products also opted to pick up our pet products for sales. As of December 31, 2023, 98% of our offline customers sold more than one category of our products. In 2023, international franchises such as Costco and European franchises such as Tigota and Unifersa started to sell our branded products as well, which we believe is an indication of the increase of our brand recognition and the acknowledgement of our product quality.

Deep-penetrating and multi-layered sales network across multiple continents with balanced revenue generating capacity through both local stores and online channels

Well-balanced revenue generating capacity

Through over a decade of operation and strategic growth in Europe, we have established a deep-penetrating and multi-layered sales network in local stores, which we believe serves as a significant entry barrier to competitors. In addition, we are quickly ratcheting up our online presence which complements our local sale network. Offline and online sales can each target its respective core customers of different age groups or spending habits, while create synergy in terms of brand exposure and product experience. As a result, we possess well-balanced revenue-generating capacity which enables us to maintain healthy cash flow and achieve growth in the relatively challenging market conditions in recent years. In 2022, we generated 55.1% and 43.8% of our aggregate revenue from offline customers and online sales; in 2023, 50.8% and 48.3% from offline and online channels; for the nine months ended September 30, 2024, 56.1% and 43.7% from offline and online channels, respectively. Conversely, according to the industry report, multi-channel distribution, encompassing both online and offline channels, is gaining increasing importance in Southern Europe for lighting products; whereas in the household appliances industry, community store channel enjoys certain advantages due to people’s habit of consuming in offline stores in Southern Europe. As such, our balanced revenue sources are consistent with the spending habit of the local consumers and allows us to synchronize our growth pace with the overall market development.

Deep-penetrating and multi-layered sales network in local stores

Our sales team has procured over 10,000 local customers in Europe which carry and sell our branded products. These local stores include community convenient stores as well as larger-scale franchise stores. Independent local stores allow us to achieve deep penetration in communities and reach local consumers, many of whom still retain the habit of purchasing consumptive products at community stores. Conversely, collaboration with franchise stores elevates the exposure of our brand and enables us to quickly expand our consumer reach. We have collaborated with local stores covering all of the 20 administrative regions in Italy, and all of the 50 provinces in Spain.

Through our local sales team, we strive to form long-term strategic collaboration with local stores to promote and sell our branded products, by offering them integrated store management and advertisement solutions, which once adopted, can benefit not only the sales of our products but the stores’ sales in general. In the course of five years, we systematically cooperated with over 4,000 stores to renovate overall store décor pursuant to our design instruction to improve their operational efficiency and consumer appeal, in turn many of such local stores set up sales areas that are dedicated to showcase our branded products. These “store-within-store” often feature our standardized décor that displays our brands prominently, which we believe is easily recognizable and help enhance our brand exposure. In addition to demonstrate the wide variety of our product offerings, such store-within-store is particularly effective in showcasing our tailor-made or in-house designed new products, the unique features of which can be viewed and tested first-handed by consumers, which we believe further enhance chance of repeated purchases.

We established cooperation relationship with major franchises in Europe, including Costco and Unifersa, as they value our product quality. As of December 31, 2023, stores from 207 franchises carried our products for sale and three new franchise customers started to place orders with us in 2024.

Fast growing online sales channels

We leverage our extensive local presence and in-depth local knowledge to quickly grow our online sales. We operate online stores in over 20 major global e-commerce platforms. We are capable of fulfilling online orders made on third-party e-commerce platform from the seven, one and one local warehouses we operate in Europe (including United Kingdom), China and the United States, respectively, which offers us important advantages in logistics. For customers located in downtown areas, we can make next-day delivery directly from our warehouse, which can be both time- and cost-efficient compared with having to make delivery through the third-party platform’s own warehouses. Our local sales team designs targeted online advertisement placement in Europe and procures local KOLs for promotion activities.

As a result, we were able to quickly grow our online sales. The number of our online customers increased from approximately 2.5 million in 2022 to 2.9 million in 2023. In each of 2022 and 2023, we had over two million active online customers, who made at least over two million purchases of our products, with an ARPU of €27.98 and €27.15 in the same years.

Capability for expeditious response and strategic adjustment on a global scale

Our capability to operate on a global scale enables us to dynamically adjust to market demand and improve customer services. We have been making consistent investment in selected global markets to establish local operation teams, warehouses and logistics. Our local sales team can quickly respond to customer demand and design solutions based on the particular local jurisdiction rules and regulations as well as customer preferences.

Our customer service team is also critical to our success in terms of customer procurement and brand building. Our customer service team provides various services to our customers around the global market, including order process, refund and technical support. We train our customer service team to respond to varied customer needs. In addition, our customer service team closely collaborate with our local sales team to ensure prompt response to customers and endeavor to provide solution to their questions and concerns.

Proprietary IT system with high integration of supply chain management, warehousing, sales and logistics that empower our replicable business model

We were able to meet the myriad and complicated challenges posed by multi-continent operations partly because of the robust proprietary IT system we invested and developed over the years. Currently we source over 9,000 SKUs from suppliers in China, distribute such products through international shipping to nine warehouses we operate globally, and deliver product orders to local stores or online customers. Operations on this level of complexity requires an IT system that can handle the particular intricacies of the relevant logistic issues and inventory management requirements. For example, our IT system is capable of real-time connectivity and information sharing throughout our different subsidiaries in various continents we operate. Our big-data platform enables our management to monitor and analyze the complicated sets of operational data that is particular to multi-continent operations and help them make quick and appropriate business decisions. In addition, our IT system monitors inventory levels across our warehouses, and is capable of correlating product orders on real-time basis and making forecast of inventory fluctuation, which increases our operational efficiency and reduces cost. We also established an aggregation e-commerce platform to interface and manage our online stores on all third-party platforms, as well as collecting users’ behavior and purchase data.

Our IT system supports the value-added services we provide to both down-stream suppliers and certain up-stream local store customers. We offer our IT system to our distributors and local stores, which help them improve their price and inventory management and in turn their operational efficiency.

As a solid foundation and an important step towards our integrated IoT product portfolio strategy, we have developed a software platform, AigoSmart App, that serves the trinity functions of IoT command center, user community and IoT product online store. Users of our IoT products can purchase, control and share their feedbacks and experiences conveniently within this integrated app.

Visionary management team with extensive industry know-how and long-term commitment

Our abilities to establish our market entry barrier in Southern Europe and steadily increase our global footprint are attributable in a large part to our visionary management team, which designed and successfully implemented our growth strategies ever since we commenced our operation in Europe in 2011.

Our founder, Mr. Fufei Lin, possesses extensive business experience and industry know-how, which proved invaluable to our sustained growth over the years. In over a decade, Mr. Lin and the senior management team spearheaded the fulfilment of our business mantra, which is growth of brand name through product quality and innovation. In 2012 and 2015, Mr. Lin and the senior management team successfully executed their decision to enter into the lighting product business and the pet product business sectors, respectively, by leveraging our existing experience in product design and sales and marketing in Europe. Mr. Lin and the senior management team also made the critical decision in 2019 to develop IoT related products as our next growth strategy and quickly assembled a R&D team, with a significant portion consisted of experienced software and hardware engineers.

In addition, we have sales team in various European countries that consist of both PRC background staff and local residents with in-depth local knowledge and business connection, which we believe is a core competitive strength of our company. The head of our e-commerce department, Mr. Yindi Pang, has been living in Europe for over 20 years and served in our Company for almost 10 years, which is instrumental in leading the development of our e-commerce business from scratch.

Furthermore, as of April 30, 2024, we had a R&D team of 110 employees, which accounted for about 16% of our total employees. The majority of our R&D team had bachelor’s degrees in the PRC. In addition, a significant portion of our R&D team members have over 10 years of working experience, which proved invaluable to our R&D undertakings and commercialization.

OUR STRATEGIES

Enhanced focus and investment in IoT product offerings

An integrated portfolio of IoT-ready products is a key strategy of ours going forward. We believe we have already made a successful initial entry into the IoT market and our goal for the next phase of business development is to expand our market shares by quickly and efficiently expanding and diversifying our offerings of IoT-ready products to our existing and new customers. Our products eligible for the intelligent upgrade plan include smart lighting products (including home lighting and outdoor lighting), smart kitchen appliances and cleaning appliances, smart security devices such as cameras and doorbells, and smart pet products such as pet feeders. We plan to invest about 20 million RMB (excluding HR expenses) to the IoT upgrading of such products, including fees for equipment and molds, and fees on research and development. We aim to complete the intelligent upgrading of these products within the next two to three years.

Our R&D on IoT will have the dual focus of adding IoT capacity to selected existing products and developing new IoT products that complement our current product offerings. We plan to achieve such goals through proprietary R&D efforts as well as cooperation with industrial peers and research institutions.

In addition to product renovation, we plan to continue to develop and enhance our related hardware capacity and software user experience, including our APP that interfaces and controls our IoT products. We also seek to develop our own IoT platform, and have conducted preliminary technical research in cooperation with three professional research firms. We plan to complete the development and implementation of our proprietary IoT platform within two to three years.

Continue to optimize and expand our sales network

We plan to further leverage the synergy between our online and offline sales network to expand our customer reach in the various geographic markets we operate. We also plan to further tailor our marketing and branding activities for each major market we operate.

In our offline operations, we are committed to further deepen our local penetration in the community store markets by forming strategic relationship with such stores. At the same time, we plan to seek opportunities to increase sales to and cooperation with European franchises.

Conversely, we plan to increase our collaborations with local KOLs to continue to enhance our brand exposure and online sales revenue. We plan to provide broader access to our websites, including offering other languages on our websites.

Commitment to product renovation and offerings based on local customer needs

We plan to further deepen our understanding of different lifestyle and consumer preferences in the various geographic markets we operate. Our R&D efforts will be based on our understandings of current and anticipated consumer needs to achieve organic and consumer-oriented growth of our product portfolio. By leveraging the local knowledge of our local sales teams and the technology know-how of our R&D team, we plan to continue to research and develop more market-specific product offerings. As such, we plan to further improve our internal control and management to promote collaboration among our local sales teams, customer service team and R&D team.

Further prudent expansion into global markets

As an immediate operational goal, we aim to deepen our footprint in the selected geographic markets we recently entered into, including but not limited to Africa and North America. We seek to replicate our successful experience in our operational expansion in Europe by building and relying on local sales teams to procure industrial customers and enhance brand recognition.

We believe we can leverage our success in European markets in our expansion in developed markets such as the North America. Conversely, we believe we could achieve first-mover advantage in certain local markets where IoT is yet to develop into a widely-accepted consumer habit. Our experience in forming strategic relationship with local community stores could help educate local consumers on IoT life-style and give them first-time exposure of IoT products we offer.

OUR BUSINESS

We primarily offer consumers lifestyle products through our various sales channels, with a particular focus on four main product categories: (i) lighting products; (ii) electrical products; (iii) household appliances; and (iv) pet products. We have three proprietary brands, namely, AIGOSTAR®, nobleza® and Taylor Swoden®.

IoT products are one of our strategic focuses. As of June 12, 2024, we had over 400 IoT-integrated products.

Our Products

The table below sets forth the revenue contribution by each of our key product lines as well as our IoT-integrated products:

	For the years ended in December 31,				For the nine months ended September 30,
Product Categories	2022 (in thousands, except percentages)		2023 (in thousands, except percentages)		2024 (in thousands, except percentages)
	EUR	%	EUR	%	EUR	%
Lighting Products	43,005	29.0%	44,178	29.2%	37,436	30.5%
Electrical Products	22,106	14.9%	21,343	14.1%	17,432	14.2%
Household Appliances	43,845	29.5%	43,182	28.6%	31,097	25.3%
Pet Products	34,485	23.2%	36,477	24.1%	29,159	23.8%
IoT Products	3,449	2.3%	4,740	3.1%	2,940	2.4%
Rental Income and Others	1,617	1.1%	1,274	0.8%	4,659	3.8%
Total	148,507	100.0%	151,194	100.0%	122,722	100%

Lighting Products

We offer a wide variety of lighting products, including:

•        basic lighting, such as lamp beads, LED strip lights, light tubes and bulbs;

•        home lighting, such as strip light, ceiling fan with lights, LED furniture cabinet lights, kitchen lights, indoor wall lights, night lights, pendant lights, table lamps and ceiling lights;

•        commercial lighting, such as LED light bars, ring lights, batten/track/down/panel/high bay/tri-proof lights and LED party lights;

•        outdoor lighting, such as submersible lights, solar lights, solar light strips and LED flood lights; and

•        tools lighting, such as head lamps, camping lights and torches.

Electrical products

•        household products, such as switches, removable sockets & plugs, adaptors, low voltage electrical products,

•        electrical accessories, such as conduits and trunkings, electrical tapes, cable pullers, spiral wrapping bands and nylon cable ties; and

•        other electrical products, such as cameras, ventilation fans, junction boxes, digital multimeters, terminal blocks, sensors, timing sockets, batteries and doorbells.

Household Appliances

Our household appliances include:

•        personal-care appliances, such as hair trimmer series and hair dryers;

•        home appliances, such as air humidifiers, aroma diffusers, portable air conditioners, electric fans and heaters; and

•        kitchen appliances, such as water dispensers, kitchen utensils & gadgets, coffee makers, waffle makers, electric kettles, toasters and air fryers.

Pet Products

Our pet products include food, toys, cleaning supplies, houses, furniture, outdoor equipment, health supplies, training supplies and accessories. We offer pet products for a wide variety of pets, including dogs, cats, aquarium animals, small animals (such as rabbits, hamsters), birds, and horses.

Within the four categories of products, we have established a product portfolio of diversified types and levels to effectively serve the varying demands of consumers. One of the key factors to strengthen our competitiveness is our capability to effectively upgrade existing products and add new products based on our market research of consumer demands. In 2022 and 2023 we were able to maintain a product portfolio that consisted of approximately 20% new products offered to the market in the respective year. At the same time, through our research and development capabilities, we are able to manufacture our IoT products to scale.

IoT Development

Since 2019, we have been implementing transitions from the utilization of intelligent technologies in specific product categories (such as lighting, electrical products, and household appliances) to creating an eco-system where all smart products are interconnected. From 2019 to 2023, our IoT development has evolved through three product generations, starting with single Wi-Fi products, to Wi-Fi + Bluetooth, and finally Bluetooth MESH. We have been a pioneer in utilizing Bluetooth MESH technology for mass production, with hundreds of SKUs already incorporating this advanced technology. In 2022 and 2023, our total revenue generated from IoT products were approximately €3.45 million and €4.74 million, accounting for 2.3% and 3.1% of our total revenue of the same years, respectively. For the nine months ended September 30, 2024, our revenue generated from IoT products was approximately €2.94 million, representing 2.4% of our total revenue of the same period.

Our IoT development is also driven by particular consumer needs in everyday scenarios. A typical example is our smart pet feeder with a built-in camera. To meet the remote feeding and monitoring needs of pet owners, we provide this intelligent pet feeder with functions such as remote scheduled feeding, adjustment of the monitoring angle of the camera, visible-sight during the night, food shortage reminder, privacy mode (timing switch-off camera) and other practical functions. Our wall sconce with integrated IoT technology also features a built-in camera, which can send automatic alerts to our IoT app for both lighting and security purposes. Our products eligible for the intelligent upgrade plan include smart lighting products (including home lighting and outdoor lighting), smart kitchen appliances and cleaning appliances, smart security devices such as cameras and doorbells, and smart pet products such as pet feeders. We plan to invest about 20 million RMB to the IoT upgrading of such products, including fees for equipment and molds, and fees on research and development. We aim to complete the intelligent upgrading of these products within the next two to three years.

We currently use a third-party open public cloud platform for our IoT integration. This platform is scalable and accessible to developers and businesses for the integration of their IoT devices and applications, and is considered one of the most widely-used public cloud services in China. We have entered into a Cooperation Framework Agreement with this third-party service provider. Our agreement provides that the third-party cloud platform provides IoT device connecting services for us, as well as necessary support and guidance for purpose of using such services. Please see “Risk Factors — Risks Related to Our Business and Industry — Our business in IoT-integrated products utilizes cloud services provided by third party, and is still in the development phase. If we are unable to maintain our relationship with cloud service provider or manage our expansion of IoT products successfully, our business, financial condition and results of operations may be materially and adversely affected.” We are also actively seeking to develop our own IoT platform, and have conducted preliminary technical research in cooperation with three professional research firms. We aim to complete the development and implementation of our proprietary IoT platform within two to three years.

Our Brands

AIGOSTAR

AIGOSTAR has dedicated its efforts to developing lighting products, electrical products and household appliances. In 2014, we introduced AIGOSTAR brand featuring lighting products (especially LED home lighting and commercial lighting) and electrical products, marking our entry into the traditional department store supplies industry. Since 2014, we successively registered the trademark in 14 countries. In 2015, we entered into the household appliance market with the AIGOSTAR brand. In 2019, we worked towards upgrading our AIGOSTAR products and transitioning them into intelligent solutions.

As of December 31, 2023, we provided our customers with more than 7,000 SKUs under the AIGOSTAR brand.

nobleza

Our second largest core proprietary brand is nobleza. Established in Europe in 2015, this brand specializes in pet products. As a pet brand for global O2O-integrated service, nobleza’s sales network covers 18 countries across several continents, including Spain, Italy, Poland, the Netherlands, Portugal, Germany, France, Denmark, Sweden, the United States, and the United Kingdom. Revenue generated from pet products with the nobleza brand increased by 5.8% in 2023 compared to 2022. In 2022 and 2023, nobleza accounted for approximately 23% and 24% of our total revenue, respectively. In 2023, online channels accounted for 45.5% of this brand’s revenue, while the majority of its offline sales were concentrated mainly in the Southern, Northern and Eastern European markets, with cooperation with more than 10,000 community stores customers and supermarkets. As of April 30, 2023, nobleza provided our customers with more than 3,000 SKUs.

Taylor Swoden

Tailor Swoden® exclusively caters to our online e-commerce platform sales, with products offering focusing on household appliances. These products are not available through any other channels.

OUR MANUFACTURERS

We procure our products from third-party original design manufacturers (ODMs), or original equipment manufacturers (OEMs). In 2022 and 2023, approximately 90% of our products were produced by Chinese manufacturers, while approximately 10% of our products were produced by manufacturers in India, Spain, and Italy. Our agreements with manufacturers and suppliers generally include description of products, quantum, price per unit, total amount, payment terms, specification of standard, packaging requirements, and port of destination. Typically, our agreements with suppliers provide for us to pay within a certain period after the products are loaded.

Our Relationship with OEM/ODM Suppliers

OEM/ODM Approaches

We source a wide range of products from different ODM and OEM suppliers.

Under the OEM approach, the products are wholly or partially researched, developed and designed by us, and then manufactured by our OEM suppliers using our brands. We generally adopt the OEM approach for our core strategic products, products with strong competitive edges, most of our IoT products and products that have customized functions, such as our air fryer, smart cat litter box and IoT-integrated household appliances. Our R&D team will develop the products with tailor-made designs to meet particular customers’ special needs. Depending on our R&D process and from time to time with the suppliers’ participation, the normal development period of a product is from seven to 11 months for OEM products and generally no more than six months for ODM products. On the other hand, we typically outsource normal or technically less challenging products, such as lightbulbs and electric wires, to our ODM manufacturers, who provide both design and manufacturing services.

The development mode of ODM or OEM is guided by our annual development plan and determined according to the particularities of specific products. For information about our research and development strategy, see “Business — Research and Development.”

Advantages of Our OEM/ODM Approaches

We utilize asset-light strategies in our OEM/ODM production supply chain. Our businesses can operate without the burden of owning and maintaining large assets like factories and production equipment, which improves the flexibility of our operation and our focus on sales business. These approaches allow us to dedicate more funds and effort towards product research, development, design, sales channel expansion, and enhancing our competitive edge in these crucial areas of our operation.

More than 90% of our purchases are sourced from China and, based on our product scale, we make effort to obtain relatively favorable prices from Chinese suppliers than suppliers in the target markets, thereby enabling us to continue to benefit from our overall cost advantage.

PRICING

In general, we aim to set our products at competitive prices. Our strengths in pricing benefit from our diversified and cost-effective suppliers within China. Through partnerships with multiple Chinese OEM/ODM companies, we endeavor to leverage our high purchase volume to secure these products at competitive prices. In addition, our sales department will perform monthly price evaluations on our products that have already been sold internationally. Depending on market shifts and fluctuations in raw material prices, we may negotiate with our suppliers for price reduction.

Our Customers and Sales Channels

During the past several years, we expanded our overseas business and sold our products to various countries and regions around the world, including Spain, Italy, the Netherlands, Poland, Germany, the United Kingdom, France, the United States, Greece, Cyprus, Romania, Denmark, Sweden, Norway, Latvia, Slovakia, Ghana, Mexico, Guatemala Ville, Serbia, Ukraine, Croatia, Paraguay, Saudi Arabia, Mauritius, Cape Verde, and Belgium. The majority of our sales were generated from Southern Europe. For example, in 2022, about 32.9% and 31.1% of our revenue was generated from Spain and Italy, and in 2023 over 31.5% and 28.9% of our revenue from these two countries. For the nine months ended September 30, 2024, about 33.5% and 27.4 of our revenue was generated from these two countries.

Our sales channels in Europe, North America, South America and Africa are illustrated below:

Finland
Sweden
Denmark
Netherlands
U.K.
Belgium
Germany
Poland
Ukraine
Hungary
France
Romania
Serbia
Italy
Portugal
Spain
Greece
Ghana
U.S.A
Mexico
Guatemala
Chile
Paraguay

Through years of accumulation and in-depth layout of our comprehensive sales network, in 2023 we reached more than 10,000 active offline customers, including community stores, large chain supermarkets, distributors, professional procurements, as well as our online channels including online e-commerce platforms and our proprietary AigoSmart App, forming a multi-layered market network that provides comprehensive coverage of our intended customers. The integration and synergy of online and offline sales channels helps driving our sales and expanding our brand influence in these markets.

In 2022, we generated 55.1% and 43.8% of our aggregate revenue from offline customers and online sales, respectively. In 2023, 50.8% and 48.3% from offline and online channels; and for the nine months ended September 30, 2024, 56.1% and 43.7% from offline and online channels, respectively. The table below sets forth the revenue contribution of each type of customers from different sales channels:

	For the years ended in December 31,				For the nine months ended September 30,
Customer Categories	2022 (in thousands, except percentages)		2023 (in thousands, except percentages)		2024 (in thousands, except percentages)
	EUR	%	EUR	%	EUR	%
Offline Customers*	81,779	55.1%	76,859	50.8%	68,835	56.1%
Online Customers**	65,111	43.8%	73,059	48.3%	53,620	43.7%
Rental Income and Others	1,617	1.1%	1,276	0.9%	267	0.2%
Total Income	148,507	100.0%	151,194	100.0%	122,722	100.0%

____________

*        Including community stores, shopping malls, supermarkets, distributors, and construction project partners, and including orders placed by offline customers via proprietary apps designed specifically for offline order placement.

**      Including customers placing orders via third-party E-commerce platforms and our proprietary AigoSmart APP.

Offline Channels

Community Stores

We generate the majority of our offline sales revenue from community store customers. In 2022, 2023 and nine months ended September 30, 2024, we had 9,662, 9,878 and 10,832 community store customers, respectively. Our community store customers are mainly located in Southern European countries, among which approximately 7,500 community store customers were located in Spain and Italy in each of 2022 and 2023. In the nine months ended September 30, 2024, community stores in these two countries increased to over 10,000.

The revenue from community stores in Spain and Italy accounted for approximately 51% and 60% of the total revenue of the respective countries in 2023. Revenue generated from community stores in Spain and Italy, in turn, represented over 95% of our total revenue from community store customers in 2023.

Shopping at local community stores is a popular way for residents to buy everyday items and is closely tied to local life, culture, and spending habits. Our local community store customers can cater to such consumption needs of local residents within the community. Our local store customers can be well acquainted with the lifestyle, culture and behaviors of local end consumers, enabling them to easily identify consumer needs and recommend appropriate products. Community stores’ access to local population and word-of-mouth recommendation allow us to achieve deep penetration at the community level. By receiving end consumers’ feedback at community stores, we can gain better and prompt understanding of their needs and adjust our product portfolio by replacing obsolete products, upgrading selected existing products and adding new products.

Shopping Malls & Supermarkets

Our products are also available at various supermarkets, ranging from large comprehensive ones to specialized building-materials supermarkets. We also assist certain supermarkets in setting up displays and layouts of our branded products. In 2023, we had more than 800 shopping mall and supermarket customers worldwide, with a concentration in European countries. For the nine months ended September 30, 2024, the number of our shopping mall and supermarket customers increased to approximately 1,500.

In Poland, the supermarkets with whom we cooperate are mainly integrated supermarkets (including well-known global supermarket chains such as Carrefour and Dino, as well as local supermarket chains). In Italy and Spain, the supermarkets with whom we cooperate are mainly specialized supermarkets and stores, including specialized supermarkets for construction materials, household appliance stores, and stores for specific categories (for example, pet products only). Collaboration with shopping malls and supermarkets (particularly some large franchise stores) elevates the exposure of our brand and enable us to quickly expand our local consumer reach.

We plan to continue expanding our sales channel of shopping malls and supermarkets. On August 28, 2024, our founder, Mr. Fufei Lin, acting on behalf of Aigoleo Limited, entered into the Share Sale Commitment Agreement Conditional on Favorable Due Diligence with Shengli Chen Pen and Francisco Javier Zorrilla Lozano (the “Sellers”), the shareholders of Arteconfort Hoteles S.L. (“Arteconfort”), pursuant to which Aigoleo Limited agreed to purchase and the Sellers agreed to sell, 100% equity interest of Arteconfort to Aigoleo Limited, subject to the satisfactory of due diligence conditions and results as stipulated therein. Arteconfort is a company engaged in the sale of household appliances and lighting products, and has been operating in Europe for nine years. It has established strong distributional channels in large-scale supermarkets. Arteconfort is seeking to bolster its product research and development capabilities. We believe the acquisition of Arteconfort would potentially enhance our product distribution efficiency and customer reach in Europe, and be beneficial to both parties.

Distributors

In 2023, we had 310 distributor customers and for the nine months ended September 30, 2024 we had more than 450 distributor customers, which were mainly located in Central and Eastern Europe, South America, and Africa. From 2021 to 2023, we expanded our distributor business in countries and regions other than Europe, accelerating the globalization of our two core brands, AIGOSTAR and nobleza.

Our IT system supports the value-added services we provide to up-stream distributor customers. We offer our distributors access to our IT system, which helps them improve their inventory management and operational efficiency. For instance, we set up the warehousing system and cashier system of our distributor customers in Mexico. As part of our services, we plan to devise other systems to help with their internal management and sales processes. Our customer interaction and information management platforms can enable distributor customers to conveniently handle the orders placed by their own customers.

We continue cultivating and supporting distributor customers. Our distributor customers can receive personalized service, including assistance with product selection, preparation, logistics, and after-sales support. In the event of any after-sales issues, our product center and R&D center are readily available to offer assistance. Our team in the IT department can also provide technical support to customers who encounter problems. Our sales team can assist customers to determine the sales volume, formulate a reasonable corresponding purchasing plan and arrange production based on such plan. We also share our information of inventory of physical products with our customers periodically.

Construction Project Partners

Our construction project partners primarily consist of construction team and engineering company. The main products purchased by these customers are usually lighting products and electrical products. In 2023, we had approximately 50 construction project partner customers, which were mainly located in Poland and the Netherlands. In the nine months ended September 30, 2024, we had more than 200 construction project partner customers, which are mainly located in Poland, the Netherlands and Italy.

Online Channels

Third-party E-commerce Platforms

Third-party e-commerce platforms are our main customer source in online sales channels. We cooperate with and have entered into agreements with third-party e-commerce platforms including Amazon, Worten, Cdiscount, Allegro, among others. These online third-party platforms provide us with additional channels for the sale of our products and market intelligence to optimize our product offerings.

In Europe, Amazon.com is our most significant online sales channel, approximately 85% of the aggregate revenue from all of our online sales channels was generated from sales on Amazon.com. In the nine months ended September 30, 2024, our online stores at Amazon.com sold products to customers from 15 countries including but not limited to Spain, Italy, France, Germany, Poland and the United States, marking an increase from 2023 when we had online customers from 12 countries.

We have entered into Amazon Services Business Solutions Agreement (“Amazon Agreement”), the key terms of which include:

•        General Terms, including the enrollment process, service fee payment, term and termination clauses; specifically, the term and termination clause provides that the Amazon Agreement may be terminated at any time by us or Amazon, and that Amazon may terminate the Amazon Agreement if it determines that we have materially breached the agreement, or our account has been or may be used for deceptive or fraudulent or illegal activity, or our use of Amazon services could harm Amazon’s interests;

•        Selling on Amazon Service Terms, which set forth the terms to sell products on Amazon, and provide for the process of product listing and order processing, returns and refunds, remittance of sale proceeds;

•        Fulfillment by Amazon Service Terms, which provide for the terms of the fulfillment services provided by Amazon;

•        Amazon Advertising Service Terms, which govern the use of Amazon’s advertising services, and

•        Transaction Processing Service Terms, which govern the payment processing arrangement with Amazon.

Our primary focus for launching products on the e-commerce platforms is on high-specialty items, such as smart lighting, high unit price and individualized products, like small household appliances.

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Self-owned Online Platforms

AigoSmart APP

We currently operate one sales app, namely, “AigoSmart App.” AigoSmart App is our own online mall and sells products of our proprietary brands only. Products currently being sold on AigoSmart App include lighting products, electrical products, household appliances and pet products (including smart products), with more than 100 available products and SKUs.

In addition to product sales, we have also incorporated intelligent product terminal control and community features into AigoSmart App. In addition to shopping, the AigoSmart APP provides a space for customers to interact with other users and share their shopping experience, in order to foster a closer relationship between users and the platform.

Pages of our AigoSmart App

Proprietary Website

We currently operate three sales websites (https://www.aigostarstore.com/, www.noblezashop.com, http://www.taylorswoden.com, hereinafter referred to as “Store Websites”). Our Store Websites sell products of our self-owned brands only. Our Store Websites aims to reach our target end-consumers directly. Products currently being sold on the Store Websites include lighting products, electrical products, household appliances and pet products (including smart products).

Sales and Marketing

We focus our marketing activities on building our brand reputation, increasing market awareness, and acquiring customers. Our marketing team consisted of staff from our product center, marketing department and sales department. Our marketing initiatives are primarily geared towards Southern Europe, but we also have a reach in northern and eastern European countries as well as certain south American and African countries. Our main marketing initiatives include:

Unique Branding Strategy Program

The core strategy of our branding initiatives is to form long-term cooperative relationships with our offline customers by helping them innovate their store management and operation model. In 2019, we launched Project Falcon, offering our customers an integrated sales solution that included store renovation and decoration, advertisement, and setting up sales areas that were dedicated to showcase our branded products. We systematically procure our customers to renovate or set up sales areas that are dedicated to showcase our branded products. These “store-within-a-store” often feature our standardized décor and enhance our brand exposure, and are also effective in showcasing our tailor-made or in-house designed new products, the unique features of which can be viewed and tested by consumers first-hand. We are able to form a team to specifically cater to the local stores’ unique needs and offer prompt and efficient solutions. We also offer an online solution to our customers through which they can preview the overall 3D presentation of product displays in the stores, helping them design and organize their product displays.

As our long-term branding strategy, we launched “Project Falcon” to sell products in local community stores and other local channels which used to be distributed only through large-sale franchise stores. As of December 31, 2023, we have helped over 4,000 local stores in Europe for their renovation. We believe that Project Falcon’s impact will further strengthen our offline sales in the future.

Branding and Endorsement

We employ comprehensive strategies for our branding and endorsement, primarily consisting of offline and online approaches.

•        Offline Branding and Endorsement.    Other than Project Falcon, we also employ traditional advertising measures such as billboards at mass transportation hubs, offering sponsorships for select events (such as European football club games), and inviting celebrities for endorsements.

•        Online Branding and Endorsement.    Since our inception we have been emphasizing the value of online resources, especially social media, for brand promotion. We collaborated with KOLs for brand endorsements. Our self-operated platforms — such as our websites, AigoSmart App, WeChat official accounts and video accounts — also serve our online marketing campaigns. We also encourage supporters of our brands to form TELEGRAM and WhatsApp groups to learn about our upcoming products, and make recommendations for improvements. In addition, we maintain various official social media accounts to actively engage our supporters and users. As of December 31, 2023, our AIGOSTAR and nobleza brands had a total of approximately 3.88 million followers on our TikTok, Pinterest, Facebook, Instagram, LinkedIn, YouTube, and other popular social media accounts.

Marketing Events

We develop our marketing strategy tailored to our various product categories. For pet products, we participate in pet-themed profitable or charitable activities. For example, in 2023, we participated in Pet Marathon in Spain to increase the exposure and awareness of our pet brand Nobleza. For IoT-integrated household products, we host and invite existing and potential clients to product launching events. Our other marketing strategies include: participating in trade exhibitions, initiating marketing events such as raffle, gift sponsorship, and pre-sale events.

In addition, we take part in marketing events organized by third-party platforms. For example, we partner with third-party discount websites, such as deal.com, to promote our sales and discounts. We also employ Google’s Search Engine Optimization and Search Engine Marketing.

From 2024, we plan to invest about €4 million per year in our global branding and marketing initiatives.

Order Fulfillment

We currently own or rent warehouses in China, Spain, Italy, the Netherlands, Poland, France, the United Kingdom, Germany and the United States. The following table shows the size and growth of our warehouses in each country:

	As of December 31,		As of September 30, 2024
Location	2022	2023
	Area (m2)	Area (m2)	Area (m2)
China	3,578	3,578	3,578
Spain	30,189	30,189	30,189
Italy	18,300	18,300	22,210
Netherlands	7,000	7,000	7,000
Poland	5,965	5,965	5,965
Germany	3,300	3,300	3,300
United States	1,654	1,255	1,255
United Kingdom	1,394	1,394	1,394
France	900	900	900
Total	72,280	71,881	72,213

We own certain warehouses in Italy and the remaining warehouses we currently operate are leased facilities.

We have set up a dispatching mechanism between overseas warehouses to timely fulfill customer orders. Our supply chain center will monitor and analyze the sales volume and inventory level of each warehouse. This information enables us to make real-time inventory allocation across various warehouses to ensure each warehouse has the optimal amount of inventory.

We offer a wide range of delivery options to our customers. We work with global couriers for international deliveries as well as local couriers for deliveries in domestic countries where our orders are dispatched from local warehouses. For products ordered on Amazon, we also utilize FBA (fulfillment by Amazon), FBM (fulfillment by merchant) and SFP (seller fulfilled prime) delivery models provided by Amazon.

Quality Assurance

We are committed to maintaining satisfactory quality in our products. The quality assurance for our products typically ranges from one to three years, depending on the type of product. For example, most of our lighting, electrical products and household appliances come with a three-year quality assurance period.

We hold our suppliers accountable in case of product issues. We make batch claims to our suppliers if there is a 3% or higher defect rate in any product batch. In the case of sporadic customer complaints, we usually require our suppliers to provide replacements or deduct the corresponding amount from our payment to them.

Customer Service

We strive for the utmost satisfaction for our customers through our comprehensive quality assurance and return channels both online and offline. For our offline channels, except for seasonal products such as pet food, we generally provide a four-month return policy, granting local stores and distributors the privilege to return products and receive refund without having to provide any specific justification, as long as the wrappings remain intact. We believe a four-month period is reasonable for local stores and distributors to collect end consumer requests and make their own claims in an efficient way. For our online customers, we generally comply with third-party platforms’ return policies.

IT Solutions

Our proprietary IT system plays a crucial part in our efficient management of our global supplying, warehousing and distributing matrix. Since 2018, we have built a modularized and scalable technology infrastructure, allowing us to efficiently manage the complex intricacies of our operation, and adapt to various business scenarios such as distributing, retailing, franchising, and warehousing management.

The following describes the primary functionality of our various modules:

•        BI big data platform, which extracts valuable operational data, displays data in visually comprehensible graphics, and thus enables us to efficiently analyze operational results;

•        warehouse management system, or WMS, which monitors inventory levels across our warehouses, correlates product orders on real-time basis, and makes forecast of inventory fluctuation;

•        supplier relationship management system, or SRM system, which helps with evaluation and management of our suppliers;

•        ERP system, which serves as our unified management platform for our core operations, integrating with our WMS, SRM and other systems; and

•        OA system, which is capable of real-time connectivity and information sharing throughout our different offices and departments.

We have also established an aggregation e-commerce platform for interface with third-party platforms, providing features such as product listing, order management, and product profit tracking. As of the date of this Prospectus, we have successfully integrated our platform with over 20 e-commerce platforms throughout Europe and the United States. Our IT solutions also include our proprietary websites and APPs. See “Business — Our Customers and Sales Channels — Online Channels — Self-owned Online Platforms.”

Our IT systems enable us to provide value-added systematic solutions to our downstream suppliers and upstream local stores and distributors. For example, for distributors and local stores who were generally faced with the problem of mismatch between product turnover period and shelf life, the warehousing management function and the near-to-expiry monitoring function of our IT system helped to effectively manage inventory; for large-scale franchise stores, the “multi-addresses” management function of our IT system solved the complex payment problems caused by various subsidiary chain-stores.

As of April 30, 2024, we had 63 technology personnel covering software development, IT services and technology testing.

Data Privacy and Security

We believe data security is important to our business operation. We collect certain consumers’ personal data from third-party platforms using APIs and our proprietary websites and APPs. Users must acknowledge the terms and conditions of the User Agreement and Privacy Policy before registering an account with our websites or APPS, pursuant to which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations.

We use cloud servers with our data center located in Frankfurt, Germany to store our order data, including consumers’ personal data. None of our customer data is transmitted between our group subsidiaries. To ensure data security and avoid data leakage, we limit access to our servers on a “need-to-know” basis by establishing stringent internal protocols under which access to sensitive information (such as personal information of our customers and employees ) is granted only to a limited number of employees with strictly defined and layered access authority. We have also adopted a data encryption system intended to ensure secure storage and transmission of data, and to prevent any unauthorized access to use of our data.

Research and Development

We incurred €2.48 million and €2.70 million in research and development expenses in 2022 and 2023, accounting for approximately 1.67% and 1.79% of revenue of the same years, respectively. In the nine months ended September 30, 2024, we incurred €2.13 million in research and development expenses, representing approximately 1.74% of our revenue of the same period.

Market-driven Approach

We employ a market-driven approach to product development. Our annual product development process begins with market research in each key market, with our marketing staff visiting our major customers, collecting customer feedbacks, and observing and identifying new consuming habits, color preferences, market response to our exhibition initiatives. Based on our market research, we create a category-specific product development plan for each of our product lines, breaking down into development strategy, specific product design and requirements, projected quantities, and profit forecasts.

In accordance with our development plan, we conduct supplier evaluation and sample testing to verify potential suppliers’ capability to produce the required products or modules to our standards. Our sales team and marketing team also contribute their valuable market insights to such evaluation and testing. Mass production will only commence once the suppliers and samples have passed our tests. Therefore, the creation and implementation of our annual R&D plan is the result of collaborative efforts of our R&D department, product center, and sales and marketing department.

We believe that our R&D process not only ensures that our products will be responsive to market demands, it also establishes a quality control standard as an integral part of the process. The quality control measures within our R&D procedure, including supplier assessment and prototype review, ensure that the products provided by suppliers meet our specifications and standards. We also inspect products upon their arrival at our warehouses and before they are delivered to our customers.

Our R&D Team

We have built a highly efficient in-house product design team dispersed across both product center department and research center department. As of April 30, 2024, we had a workforce of 110 employees at our R&D team, which is composed of our research center, product center, and IT center. Our strong R&D talent pool includes a large number of specialists covering various disciplines including lighting, electrics and software engineering.

Competition

The market for our products is intensely competitive. Our current potential competitors include both online retailers, as well as companies that primarily develop their sales through offline channels. Our competitors also vary by product category, as we operate across a diverse and growing range of product categories. Given the breadth of our product categories, we compete with several established, well-known brands and regionally-recognized brands such as EXTRASTAR on electrical products and lighting products, and Trixie on pet-related products. We may also in the future face competition from new entrants, consolidations of existing competitors or companies created through spin-offs of our larger competitors. For information in relation to the competitive challenges that we face, see “Risk Factors — Risks Related to Our Business and Industry — We participate in intensely competitive markets and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.”

We believe that our primary competitive advantages are our extensive global sales network, direct sourcing from cost competitive and flexible suppliers, outstanding R&D capability and adaptation to the swift-changing customer preferences and market needs. We may also consider to acquire certain competitors, especially competitors in northwestern Europe where we have yet to establish a strong presence, to further boost our performance.

Intellectual Property

We utilize a combination of trademarks, patents, trade secrets and confidentiality agreements with our employees to protect our proprietary intellectual property. We do not rely on third-party licenses of intellectual property for use in our business.

As of June 11, 2024, we had 187 trademarks registered in 14 countries and territories, including in China and the European Union, including “aigostar,” “nobleza” and related trademarks. We had over 190 registered domain names across 43 countries and jurisdictions, including aigostar.com and noblezapet.com. In addition, we had more than 750 patents registered in various countries and jurisdictions, including China and the European Union.

We have established a unique position of “IP Specialist” in our company who is in charge of registering and maintaining our intellectual properties globally, and our IT system has incorporated specific IP registration procedures. We also have adopted internal policies and guidelines to better protect our intellectual property rights.

In addition to the protection of our intellectual property, we are also focused on ensuring that our product offerings do not infringe the intellectual property of others. For example, the IP rights of our ODM products stay with our suppliers; and thus we conduct preliminary search in various countries’ official websites to verify that these products do not infringe other parties’ rights, and our contracts with suppliers provide that any infringement on third-party rights shall be defended by our suppliers and we are entitled to full indemnification in case we incur losses as a result of such third-party claims.

Despite our best efforts, however, we cannot be certain that third parties will not infringe or misappropriate our intellectual property rights and that products sold by us do not inadvertently infringe or misappropriate the intellectual property rights of others. For information in relation to the challenges we face protecting our intellectual property, see “Risk Factors — Risks Related to Our Business and Industry — We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.” For information in relation to the challenges we face in relation to preventing our infringement of the intellectual property rights of others, see “Risk Factors — Risks Related to Our Business and Industry — Claims by third parties that we are infringing their intellectual property and other litigation may materially and adversely affect our business and prospects.”

Employees

As of April 30, 2024, we had 673 employees globally. Our employees come from various countries in the world, serving our subsidiaries across nine countries, including Spain, the Netherlands, Poland, Germany, Italy, the United Kingdom, the United States, France, and the PRC (including mainland and Hong Kong). The following table sets forth the number of our employees by function as of April 30, 2024:

Function	Number of Employees
Research and Development	110
Fulfillment	65
Sales and Marketing	162
General Administration	52
Sales in countries other than the PRC	284
Total	673

We believe that we offer our employees competitive compensation packages and, as a result, we have generally been able to attract and retain qualified personnel and maintain a stable management team.

We generally enter into standard employment contracts with our employees, which contain standard non-compete provisions. Furthermore, we have entered into confidentiality agreements with our R&D staff and many of our key employees that aim to protect our intellectual property rights.

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amounts of contributions we made to the employee benefit plans in each of 2022 and 2023 were over €500,000. See “Risks Factors — Risks Related to Our Legal and Regulatory Environment — We may be subject to civil complaints and regulatory actions under certain laws and regulations relating to labor, social insurance and housing provident fund” on page 39.

We believe that we have a good working relationship with our employees and we have not experienced any significant labor disputes.

Properties and Facilities

Currently, we own use rights with respect to one parcel of land in Fuzhou and the ownership with respect to the four-story industrial plants thereon of approximately 1,745.17 square meters for the term ending on June 28, 2057.

We own or lease warehouses in China, Spain, Italy, the Netherlands, Poland, France, the United Kingdom, Germany, and the United States. For information about our warehouses, see “Business — Order Fulfillment.”

Insurance

We took various commercial insurance policies to safeguard against risks and unexpected events. We took cargo transportation insurance, key-man insurance, major warehousing assets insurance, as well as product liability insurance for our Spanish subsidiary AIGOTECH ONSYNK SL. We provide social security insurance for our employees as required by PRC laws.

Legal and Administrative Proceedings

In 2023, two Italian local companies sued before the Court of Milan against our Italian and PRC subsidiaries, Italia Market S.r.l. and Fuzhou Aigostar, and our related party, Aigostar S.r.l., for alleged infringement of their intellectual property rights by three series of our Italian-style wall switches, namely, “AB Matix,” “AB Living Lighting,” and “AV Plana,” even though we had registered trademarks for such products. The civil proceedings are pending court ruling as of the date of this prospectus.

In addition, the local Public Prosecutor’s Office of Italy has filed charges against Mr. Shurong Chen, acting in his capacity as the legal representative of our Italian subsidiary, Italia Market S.r.l. for “introduction into the state and trade of products with false signs” and “receiving illegal goods,” which are criminal proceeding under applicable local laws, in connection with the same product series.

According to the Italian legal counsel engaged in these proceedings, Moneta Bianchini Dieni Studio Legale Associato, if found guilty, Mr. Shurong Chen could be imprisoned from 1 to 4 years and fined of €3,500 to €35,000 for “introduction into the state and trade of products with false signs” and imprisoned from 2 to 8 years and fined of €516 to €10,329 for “receiving illegal goods.” As further advised by the Italian legal counsel engaged in these proceedings, there will be no criminal liability for Italia Market S.r.l., Fuzhou Aigostar or Aigostar S.r.l. since the notice of conclusion of the preliminary investigations does not include the above mentioned companies among those accused. Based on the relevant facts of the proceeding, the Italian legal counsel engaged in these proceedings plans to challenge the charges based on both the absence of material elements for the offenses and the absence of willful misconduct.

The verdicts for these suits are still pending, and about 1.5 million light switch products are under temporary injunction by the court pending the outcome of the legal proceeding by relevant court. We have filed a defense brief pending the commencement of the trial for criminal proceeding.

Based on information available to us as of the date of this prospectus, we do not expect such legal proceedings to have material adverse effect on our commercial operation if resolved unfavorably to us. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. For the relevant risks, see “Risk Factors — Risks Related to Our Business and Industry — Claims by third parties that we are infringing their intellectual property and other litigation may materially and adversely affect our business and prospects” on page 18.

REGULATION

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC, Spain and Italy.

Regulatory Overview of Italy

Regulations on Foreign Investment

In Italy, the foreign direct investment rules are set forth in Law Decree No. 21 of March 2012, as amended and implemented. The rules grant the Italian government special power, also known as “Golden Power,” to impose conditions on, or veto certain foreign investments in strategic sectors when such investments may jeopardize the national security or public interests. These sectors include defense and national security, broadband electronic telecommunication networks based on 5G technology, energy, transport, financial, credit and insurance, communications, and healthcare. Italy has also taken measures to improve the environment for foreign investors and increase capital from abroad. As foreign invested companies incorporated in Italy, the Italian subsidiaries shall comply with the provisions.

We are advised by our Italian legal counsel, Studio Legale Romeo, that as of the date of this prospectus, to the best of our Italian legal counsel’s knowledge, our Italian subsidiaries are in compliance with these regulations in all material respects, and the business of the Italian subsidiaries does not fall into the above foreign investment restricted sectors.

Regulations on Land and Real Properties

According to the Civil Code, real estate in Italy can be transferred by contract concluded exclusively in writing, by public deed or private writing. Pursuant to Article 2699 of the Civil Code, the public deed must be entered into by a notary or other authorized public official. Article 2643 of the Civil Code provides that any act modifying the rights in rem on immovable property shall be made public through transcription in public registers. For any action conducted relating to the real estate and immovable property in Italy shall comply with the provisions.

We are advised by our Italian legal counsel that as of the date of this prospectus, to the best of our Italian legal counsel’s knowledge, our Italian subsidiaries are in compliance with these regulations in all material respects.

Regulations on Intellectual Properties

Since the entry into force of the Treaty on the Functioning of the European Union, or the TFEU, in 2009, the EU has explicit competence in the field of intellectual property rights, understood as competences expressed clearly and accurately and unequivocally. In the EU, trademarks are protected by Regulation (EU) 2017/1001 on the European Union Trademark, which codified and replaced all previous CE regulations on EU trademarks. Council Regulation (CE) No. 6/2002, as amended, established a Community system for the protection of designs. Council Decision 2006/954/EC and Council Regulation (CE) No. 1891/2006 linked the Union design registration system to the WIPO International Industrial Design Registration System.

Typically, national judges must strive to interpret national law in compliance with their national Constitutions. In addition, they are under the obligation to interpret domestic laws in such manner so as not to breach EU and ECHR law obligations. This duty results from the principle of primacy of EU law over national law, and from the obligation of the High Contracting Parties to ensure that the Convention is implemented within the domestic legal order. According to the doctrine of consistent interpretation, a national judge has to choose among the different possible interpretations of a domestic norm one that does not lead to a conflict with EU norms or the ECHR.

In Italy, the main legislation governing IP includes the Industrial Property Code, Copyright Law, and related EU directives. According to the Industrial Property Code, trademarks and patents in Italy are registered with the Italian Patent and Trademark Office (the UIBM), which oversees the registration and maintenance of trademarks and patents. Trademarks are initially registered for a period of 10 years, which can be renewed for subsequent ten-year periods. Italy is a member of the European Union Intellectual Property Office (the EUIPO), allowing trademark owners to register their trademarks through the EU trademark system, providing protection in all EU member states. Patents in Italy are initially granted for 20 years from the filing date of the application. Patent holders must pay renewal fees to maintain their patents in force for successive years. In the absence of a renewal upon expiration, the registered trademarks and patents shall be revoked.

If a third party infringes on the Italian subsidiaries’ intellectual property rights, or the Italian subsidiaries are subject to claims that the Italian subsidiaries are infringing the intellectual property of others, it may lead to claims, charges, or judicial proceedings.

Except the legal proceedings with respect to our three Italian-style wall switch product series — AB Living Lighting, AB Matix and AV Plana, we are advised by our Italian legal counsel that as of the date of this prospectus, to the best of our Italian legal counsel’s knowledge, our Italian subsidiaries are in compliance with these regulations in all material respects.

Regulations on Employment

There are various employment-related legal sources in Italy. The main legislative source is the Italian Constitution, which defines Italy as “a democratic Republic based on work.” The Italian Constitution provides for the protection of work in all its forms and applications, remuneration proportionate to quantity and quality of work and working time, women having the same rights and for equal work, the same pay as workers, social assistance and maintenance for disabled persons, freedom of trade union organization, the right to strike, and freedom of private economic initiative or enterprise. In addition, workers’ rights are also protected by Law No. 300/70, which is entitled “Rules on the protection of the freedom and dignity of workers, trade union freedom and trade union activity in the workplace and rules on placement.” As employers in Italy, the Italian subsidiaries are required to comply with labor protection regulations. Violations of the Italian Constitution and Law No. 300/70 may result in monetary penalties that may reach tens of thousands of euros and also criminal penalties that, for example, in the area of occupational safety may reach imprisonment of up to ten years in the case of disasters and death of workers.

Law No. 604/66 regulates issues related to individual dismissal. According to Law No. 604/66, dismissal without just cause is prohibited. Employers bear the burden of proof that dismissal is for good and justified reason.

We are advised by our Italian legal counsel that as of the date of this prospectus, to the best of our Italian legal counsel’s knowledge, the Italian subsidiaries are in compliance with these regulations in all material respects.

Regulations on Taxation

Corporate Income Tax

According to D.Lgs. 12 December 2003, n. 344, Italian companies are subject to corporate income tax, or the IRES. The IRES is calculated by applying a single tax rate (currently fixed at 24%) to income produced by companies. The payment is made through a down payment and balance mechanism.

Value-added Tax

According to DPR 633/72, Italian companies are subject to value-added tax, which is levied on the added value of goods sold or services provided. In Italy, the standard VAT rate is 22%. The VAT is paid on a monthly or quarterly basis.

Regulations on Product Liability and Consumer Protection

In Italy, Legislative Decree no. 206/2005 and subsequent amendments (the Consumer Code) regulate issues with respect to product liability and consumer protection. According to the Consumer Code, generally the manufacturer takes the responsibility for damage caused by defective products. The party that commercially distributes the product shall be also liable if it fails to inform the injured person of the identity and domicile of the manufacturer. For commercially selling the products in Italy, the Italian subsidiaries are required to adhere to the provisions.

In addition, warranty for defects of sold things is regulated by the Civil Code, which provides for the type of damage that is recoverable from a defective or unsafe product and the consumer status requirement of the person seeking compensation. There are also other legislations regulating the contractual liability and liability arising from general tort law for damage caused by defective products.

We are advised by our Italian legal counsel that as of the date of this prospectus, to the best of our Italian legal counsel’s knowledge, the Italian subsidiaries are in compliance with these regulations in all material respects.

Regulations on Import and Export

The Union Customs Code, or the CDU (in force since May 1, 2016), regulates all aspects of customs operations that take place in the European Union. In addition, in Italy, the Single Text of the Customs Law which pre-dates the CDU and regulates the sanctions also remains in force. Italy also requires certain precautions for international trade with products imported into and exported out of Italy, including the correct classification of products, the exact application of rules on preferential or non-preferential origin, the presence of certificates of origin, the completion of the DAU, and the regular CE certification of products placed on the European market.

For conducting the international trade business with products imported into and exported out of Italy, the Italian subsidiaries shall comply with the provisions, including completing the certain precaution procedures.

We are advised by our Italian legal counsel that as of the date of this prospectus, to the best of our Italian legal counsel’s knowledge, the Italian subsidiaries are in compliance with these regulations in all material respects.

Regulations on Shipping of Goods

The Civil Code of Italy regulations the shipping of goods in Italy. According to the Civil Code, the relevant parties may agree on the terms and conditions of the shipping based on the freedom of contract.

We are advised by our Italian legal counsel that as of the date of this prospectus, to the best of our Italian legal counsel’s knowledge, the Italian subsidiaries comply with the contractual agreements in all material respects.

Regulatory Overview of Spain

Regulations on Foreign Investment

According to the Spanish Act 19/2003 and most recently amended on July 4, 2023 by the Royal Decree 571/2023, foreign direct investments made by residents of countries outside of the EU or the European Free Trade Association (EFTA) are subject to administrative authorization before an investment can be made. Investments made by residents in EU or EFTA countries whose ultimate beneficial ownership corresponds to residents of non-EU and non-EFTA countries are also subject to prior authorization. Where the investment is made in certain strategic sectors, such as critical infrastructure, critical technology, essential supplies, media and sectors with sensitive personal information data, prior authorization also applies. According to the Spanish Act 19/2003, the Council of Ministers ultimately makes the decision on whether to grant the authorization.

As foreign invested companies incorporated in Spain, the Spanish subsidiaries shall comply with the provisions.

We are advised by our Spanish legal counsel, FAST AND RELIABLE ASESORES, S.L that as of the date of this prospectus, our Spanish subsidiaries have obtained all required authorizations and comply with these regulations.

Regulations on Intellectual Properties

In Spain, intellectual property rights are mainly regulated by the Intellectual Property Act enacted by Royal Legislative Decree 1/1996. Spain follows the “first-to-file” system, which means that the first person to apply for registration will obtain the relevant rights. According to Law 17/2001, trademark registration is valid for 10 years and can be renewed indefinitely for further ten-year periods. According to Law 24/2015, patents are granted for a period of 20 years from the date on which the application is filed, as long as an annual maintenance fee is duly paid. In the absence of a renewal upon expiration, the registered trademarks and patents shall be revoked. The Intellectual Property Registry is the administrative body which protects the intellectual property rights in Spain. Violation of these rules may have civil, commercial and other serious consequences.

Regulations on Employment

In Spain, employment contracts are generally regulated by Legislative Royal Decree 2/2015, of October 23, approving the Workers’ Statute. According to the Workers’ Statute, employment contracts in Spain shall include essential terms such as job duties, salary, working hours and duration. An employment contract may be terminated for a number of reasons such as mutual agreement, expiration of the contractual term, death or retirement of the employee, and so on.

The employer is the person responsible for compliance with the obligations of affiliation, registration, deregistration and contribution of workers, in accordance with the General Law on Social Security (LGSS), regulated by Royal Legislative Decree 8/2015. Failure to comply with these obligations triggers the employer’s liability. The economic sanctions can range from fines of EUR 70 in the case of minor sanctions, up to EUR225,018 in the case of serious sanctions.

Likewise, the worker has the right to effective protection against occupational risks, and the employer is responsible, in accordance with article 14.1 of the Law on the Prevention of Occupational Risks, for protection, which is specified in a general obligation of safety. Failure to comply with occupational health and safety obligations may give rise to liabilities of different nature (administrative, criminal and civil), in addition to liabilities linked to Social Security benefits.

Being employers in Spain, the Spanish subsidiaries are required to adhere to the provisions, any actions or omissions of the Spanish subsidiaries that are contrary to the legal and regulatory standards and normative clauses of collective agreements on labor relations, both individual and collective, placement, employment, vocational training, would be deemed as labor infringements. Infringements and sanctions in the social order are regulated by Royal Legislative Decree 5/2000, of 4 August, which approves the revised text of the Law on Infringements and Sanctions in the Social Order.

Regulations on Taxation

Corporate Income Tax

According to the Corporate Income Regulations, Spanish companies are subject to corporate income tax. The standard corporate income tax rate in Spain is 25%.

Value-added Tax

According to Spanish Law 37/1992, Spanish companies are subject to value-added tax, which is levied on the added value of goods sold or services provided. In Spain, the standard VAT rate is 21%.

Regulations on Product Liability and Consumer Protection

In Spain, Royal Legislative Decree 1/2007, approving the consolidated text of the General Law on the Protection of Consumers and Users and other complementary regulations, is the primary legislation regulating product liability. According to this Decree, generally the manufacturer or importer takes the responsibility for damage caused by defective products, provided that the product is intended for and is indeed used for private use or consumption. The party that commercially distributes the product shall also be liable if the manufacturer or importer cannot be identified.

Protection against risks that may affect health or safety is one of the basic rights of consumers. Therefore, goods or services placed on the market must be safe, that is, under normal or reasonably foreseeable conditions of use, they must not present any risk to the health or safety of people, or only minimal risks compatible with the use of the product and considered acceptable.

According to Royal Decree 1801/2003, both producers and distributors have the duty to place on the market and market only safe products. Understanding as a producer, the manufacturer if he is established in the European Union, or the one who stamps his name, brand or any other distinctive mark, the manufacturer’s representative or other professionals in the marketing chain to the extent that their activities may affect the safety characteristics of the product.

Producers and distributors have a number of duties regarding the products they sell, including keeping themselves informed about the safety requirements of their products and taking appropriate action and informing the authorities, other economic operators and consumers when appropriate. Producers must withdraw unsafe products from the market or make the necessary corrections to avoid the risks, and even recover said products from consumers.

For selling the products in Spain, the Spanish subsidiaries shall comply with the provisions. Any failure to comply with the requirements, obligations or prohibitions established in ROYAL LEGISLATIVE DECREE 1/2007, of 16 November, approving the revised text of the General Law for the Defence of Consumers and Users or in provisions that develop it, will be considered a violation of consumer regulations and sanctioned in the terms provided for in the applicable regional legislation.

Regulations on Import and Export

The Union Customs Code, or the CDU (in force since May 1, 2016), regulates all aspects of customs operations that take place in the European Union. The main authority which regulates customs procedures in Spain is the Tax Authority.

The possible consequences of sanctions that non-compliance with customs regulations may entail, especially in relation to the assignment of a customs destination after the deadline, as established in article 45 of the Union Customs Code, and in this matter, Law 58/2003, of December 17, General Tax Law, is applicable.

Although it is true that traditionally customs has not been sanctioning behaviors that are classified as an infraction in the aforementioned regulations, this is not an obstacle for it to do so and consequently sanction, in accordance with the law, what it previously left unpunished.

The Spanish subsidiaries shall comply with the provisions, including the requirement for submitting declarations and documents related to customs formalities on time and other conditions required by the competent authorities. The sanction for not submitting declarations and documents related to customs formalities on time, when they do not determine the birth of a customs debt, will consist of a proportional pecuniary fine of 1 per 1,000 of the value of the goods to which the declarations and documents refer, with a minimum of €100 and a maximum of €6,000.

Failure to comply with the conditions established in the authorizations that may be granted by a customs authority or with the conditions to which the goods are subject by application of the customs regulations constitutes a tax offence. The offence provided for in this section will be minor. The penalty will consist of a fixed monetary fine of €200 (€150 with a 25% reduction for compliance with the penalty and payment on time).

Regulatory Overview of China

Regulations on Foreign Investment in China

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC (the “Foreign Investment Law”), and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law (the “Implementing Rules”) to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law, and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises, or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors; (ii) foreign investors obtaining shares, equity interests, property portions, or other similar rights and interests of enterprises within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment. “Pre-entry national treatment” refers to the treatment provided to foreign investors and their investments at the market entry stage being no less favorable than that provided to PRC domestic investors and their investments, and “negative list” refers to the special administrative measures for the entry of foreign investment into specific fields or industries (as amended from time to time). Foreign investments in sectors not on the negative list will receive national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on equity ratio and senior management personnel, among others.

The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Management Measures for the Entry of Foreign Investment (Negative List) (2021 version) (the “2021 Negative List”), as jointly promulgated on December 27, 2021 by the National Development and Reform Commission (the “NDRC”), and the Ministry of Commerce (the “MOFCOM”), effective on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version) (the “2022 Encouraged Catalogue”), as jointly promulgated by the NDRC and the MOFCOM on October 26, 2022, effective on January 1, 2023. Industries not listed in the 2021 Negative List are generally deemed “permitted” for foreign investment, unless specifically restricted by other PRC laws. It is the opinion of our PRC legal counsel, that our PRC subsidiaries’ business is not on the 2021 Negative List and, therefore, we are not subject to any restriction or limitation on foreign ownership, as of the date of this prospectus.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors, unless it is stipulated otherwise by the laws and administrative regulations. The competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps, and deadlines, among others.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system is established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system. The administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. Also, foreign investors or foreign investment enterprises will have legal liabilities imposed for failing to report investment information in accordance with the requirements. We and our PRC subsidiaries shall report investment information through the enterprise registration system and the national enterprise credit information publicity system in accordance with the requirements.

Company Law

The establishment, operation, and management of corporate entities in the PRC are governed by the Company Law of the PRC (the “Company Law”), which was promulgated by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) in December 1993 and last amended in October 2018. On December 29, 2023, the Standing Committee of the 14th National People’s Congress adopted the newly revised Company Law, which will come into force on July 1, 2024. The Company Law generally governs two types of companies: limited liability companies and joint stock limited companies. Our PRC subsidiaries are limited liability companies legally incorporated in the PRC in accordance with the Company Law on company establishment. Unless otherwise stipulated in the related laws on foreign investment, our PRC subsidiaries are also required to comply with the provisions of the PRC Company Law.

Regulations on Intellectual Property Rights

Patent

Patents in the PRC are principally protected under PRC Patent Law, which was initially promulgated by the SCNPC in 1984, most recently amended in 2020, and became effective on June 1, 2021. Under the Patent Law and the Implementation Rules of the Patent Law, there are three types of patents in the PRC: invention patent, utility model patent, and design patent. The protection period is twenty (20) years for invention patents, and ten (10) years for utility model patents and fifteen (15) years for design patents, commencing from their respective application dates.

Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by the patent administrative authority and, if it is considered as a crime, shall be held criminally liable in accordance with the applicable laws.

Copyright

Copyrights in the PRC, including software copyrights, is principally protected under the PRC Copyright Law, which took effect on June 1, 1991, was last amended on November 11, 2020 and became effective on June 1, 2021. Under the PRC Copyright Law, the term of protection for software copyrights is 50 years. Copyright owners enjoy certain legal rights, including the right of publication, right of authorship, right of reproduction, and others. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC.

The National Copyright Administration of the PRC administers software copyright registration, and the CPCC is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants who meet the requirements of both the Software Copyright Registration Measures (Effective in 2002) and the Computer Software Protection Regulations (Revised in 2013).

Trademark

Registered trademarks are protected under the PRC Trademark Law, which was promulgated by the SCNPC in August 1982, and was last amended in April 2019, as well as the Implementation Regulation of the PRC Trademark Law which was adopted by the State Council on August 3, 2002 and amended on April 29, 2014. Trademarks are registered with the Trademark office of the State Intellectual Property Office (the “SIPO”).

According to PRC Trademark Law, the period of validity for a registered trademark is ten (10) years, commencing on the date of registration, which is renewable. The registrant shall go through the formalities for trademark renewal within 12 months prior to the expiration if continued use of the trademark is intended. According to the provisions of the Trademark Law, when the registrant fails to do so, a grace period of six (6) months may be granted. The validity period for a renewed trademark is ten (10) years, commencing on the day immediately following the date of expiration of the last valid period of the trademark. In the absence of a renewal upon expiration, the registered trademark shall be revoked.

Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the Ministry of Industry and Information Technology (“MIIT”) on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Name Measures regulate the registration of domain names, such as China’s top-level domain name “.CN.” Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

We regard our patents, copyright, trademarks, domain names, trade secrets, proprietary technologies and similar intellectual property critical to our business and we currently rely on a mix of trademark law, patent law, and confidentiality agreements with our employees, suppliers and others to protect our proprietary intellectual property. If a third party infringes on our patent and other intellectual property rights, or we are subject to claims that we are infringing the patents and other intellectual property of others, it may lead to claims, charges, or judicial proceedings. Any such claims, charges or judicial procedures, with or without merit, could be time-consuming and expensive and may require us to incur substantial costs, including the diversion of the resources of management and technical personnel. An adverse outcome in any such legal disputes could be detrimental, potentially necessitating redesigns or licensing agreements, thereby adversely affecting business operations, financial conditions and results of operations.

Regulations on Cross-border Trading

The PRC Foreign Trade Law, which was promulgated in 1994, lastly amended and took effect on December 30, 2022, governs international trade in services and the import and export of goods and technologies. Under the PRC Foreign Trade Law, goods and technologies are categorized as (i) permitted, which may be freely imported and exported, (ii) restricted, which require advance approval or (iii) prohibited, which may not be imported or exported at all. Currently, all merchandise we export is categorized as permitted. Furthermore, an “import and export trader,” or any company or individual engaging in the import or export of goods or technologies, must register with the administrative department of foreign trade under the State Council or any of its authorized bodies in order to be qualified as a foreign trade business operator. According to current foreign trade laws, the Ministry of Commerce and its competent local branches are the authorized bodies to conduct qualification filings and registrations for foreign trade business operators.

Pursuant to the PRC Customs Law promulgated by the SCNPC, on January 22, 1987, which came into effect on July 1, 1987 and last amended on April 29, 2021, and the Administrative Provisions of the Record-filing of Customs Declaration Agent promulgated by the General Administration of Customs of the PRC on November 19, 2021, which came into effect on January 1, 2022, importers and exporters shall make true declarations of their goods and technologies to customs. Unless otherwise provided for, the declaration of import or export goods and the payment of duties may be made by the consignees or consignors themselves, or by entrusted customs brokers that have been registered with the customs and such declaration shall be made by filing with the customs. We work with third-party couriers to ship the merchandise purchased by our global customers and go through customs declaration, clearance and inspection procedures for the export of these merchandise.

Regulations on Product Liability

Pursuant to the Product Quality Law of the PRC promulgated on February 22, 1993 and latest amended on December 29, 2018, the market supervision and administration department under the State Council is in charge of the national supervision of product quality, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. We are a consumer products provider and procure our products from third-party suppliers. If the products we sell were non-compliant products, as a seller, we may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated and, in severe cases, our business license may be revoked.

Regulations on Cybersecurity, Data Security and Personal Information Protection

Cybersecurity Law

On June 1, 2017, the Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, was promulgated by the SCNPC. The Cybersecurity Law requires that a network operator, which includes, among others, internet services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law stipulates that network operators shall: (i) keep all user information collected strictly confidential and set up a comprehensive user information protection system; (ii) abide by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protect users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cybersecurity Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, civil liabilities, in severe cases, criminal liabilities.

Data Security Law

On June 10, 2021, the SCNPC promulgated the Data Security Law of the People’s Republic of China, which became effective on September 1, 2021. It is formulated so as to regulate the handling of data, ensure data security, promote the development and exploitation of data, protect the legitimate rights and interests of citizens and organizations, and preserve state sovereignty, security, and development interests. The law stipulates that the carrying out of data handling activities shall obey laws and regulations, respect social mores and ethics, comply with commercial ethics and professional ethics, be honest and trustworthy, perform obligations to protect data security, and undertake social responsibility; it must not endanger national security, the public interest, or individuals’ and organizations’ lawful rights and interests.

Cybersecurity Review Measures

On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures (2021) which became effective from February 15, 2022. According to the Cybersecurity Review Measures, an internet platform operator who possesses personal information of more than 1 million users shall apply for cybersecurity review before listing of the internet platform operator’s securities in a foreign country, and the relevant governmental authorities may initiate cybersecurity review if such governmental authorities consider relevant network products or services and data processing affect or may affect national security.

Personal Data Protection Law

The Personal Data Protection Law of China was released by the SCNPC on August 20, 2021, which become effective on November 1, 2021. It stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transfer offshore, and clarifies the individual’s rights and the processor’s obligations in the processing of personal information.

Regulations on Cross-border Data Protection

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Data Provision Abroad, or the Security Assessment Measures, which took effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a critical information infrastructure operator and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on March 22, 2024, the CAC promulgated the Guide to Applications for Security Assessment of Outbound Data Transfers (Second Edition),, which provides that any of the following circumstances is deemed as the act of outbound data transfers: (i) a data handler transfers abroad the data collected and generated from its operation within the territory of China; (ii) the data collected and generated by the data handler is stored within China for inquiry, retrieval, download and export by overseas agencies, organizations or individuals; and (iii) other data handling activities such as handling of the personal information of domestic natural persons abroad under the circumstances specified in Paragraph 2 of Article 3 of the Personal Information Protection Law.

On March 22, 2024, CAC published the Provisions on Promoting and Regulating Cross-border Data Flows, which took effective on the same date. The Provisions on Promoting and Regulating Cross-border Data Flows provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for declaring security assessment for data to be provided abroad, concluding a standard contract for provision of personal information abroad or passing the authentication for personal information protection.

We are not subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures, since we are not a critical information infrastructure operator or online platform operator with personal information of more than one million users.

Regulations on Labor Protection

Pursuant to the PRC Labor Law, which was promulgated in 1994 and most recently amended in 2018, and the PRC Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended in 2019, employers are required to establish a social insurance system and other employee benefits including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, which can be collectively referred to as “Employee Benefits.” Employers shall open the social insurance and housing provident fund accounts and make adequate contributions of Employee Benefits for their employees. The PRC Social Insurance Law provides that an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late payment fine at a daily rate of 0.05% per day of the outstanding amount. If the employer continually fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue. Pursuant to the Regulations on the Administration of Housing Funds, in the event that the payment and deposit of the housing fund is not made in full or at all in time by an employer, the housing provident fund management center may order it to make the payment and deposit within a prescribed period, and where the payment and deposit has not been made within the prescribed period, an application may be made to the PRC courts for compulsory enforcement.

In addition, under the PRC Social Insurance Law and the Regulations on the Administration of Housing Funds, Chinese employers shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Employers that do not open the social insurance account may be ordered by the social security administrative authorities to make correction within a stipulated period; where correction is not made within the stipulated period, employers may be subject to a fine ranging from one to three times the amount of the social security premiums payable, and the direct liable administrative staff of such employers may be subject to a fine ranging from RMB500 to RMB3,000. Employers that do not register the housing fund may be ordered by the housing fund management center to complete the housing fund payment registration within a prescribed time limit. Failing to do so may cause such employers to be subjected to a fine from RMB10,000 to RMB50,000.

Regulations on Foreign Exchange

General administration of foreign exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996, and last amended on August 5, 2008, and various regulations issued by the State Administration of Foreign Exchange (“SAFE”) and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside of the PRC for capital account items, such as direct equity investments, loans, and repatriation of investment, require the prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Proceeds from foreign exchange transactions under the current accounts may be either retained or sold to a financial institution engaged in settlement of foreign exchange and sale of foreign currency pursuant to relevant SAFE rules and regulations. For proceeds from foreign exchange transactions under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement of foreign exchange and sale of foreign currency. Our suppliers are mostly located in China, payments to suppliers for transactions that take place within the PRC must be made in Renminbi. We sell in multiple countries, proceeds may be either retained or sold to a financial institution engaged in settlement of foreign exchange and sale of foreign currency pursuant to relevant SAFE rules and regulations.

The SAFE Circular 59

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (the “SAFE Circular 59”), promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was last amended on December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign currency into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for foreign investors to acquire the equity interests of Chinese companies and further improved the administration of foreign exchange settlement for foreign-invested enterprises.

The SAFE Circular 19

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise (the “SAFE Circular 19”), which was promulgated by the SAFE on March 30, 2015 and was last amended on March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign currency-denominated capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign currency-denominated capitals on a discretionary basis. A foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business. Where an ordinary foreign-invested enterprise, such as our PRC subsidiaries, makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first complete domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The SAFE Circular 13

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (the “SAFE Circular 13”), effective from June 1, 2015 and amended on December 30, 2019, which cancels the administrative approvals for foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

The SAFE Circular 16

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (the “SAFE Circular 16”), which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises (including Chinese-funded enterprises and foreign-invested enterprises, excluding financial institutions) registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for the conversion of foreign currency income under capital account items (including but not limited to foreign currency capital, foreign debts, funds repatriated by overseas listing and others), based on actual business needs, which applies to enterprises registered in the PRC, such as our PRC subsidiaries.

The SAFE Circular 28

The Notice of the SAFE on Further Promoting the Convenience of Cross-border Trade and Investment (the “SAFE Circular 28”), which was promulgated by the SAFE and became effective on October 23, 2019, provides that non-investment-purpose foreign-invested enterprises may use capital contributions to make equity investment in the PRC in accordance with laws on the premise that the investment is not in violation of the applicable Negative List and the projects invested are true and in compliance with relevant laws and regulations.

The SAFE Circular 8

The Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (the “SAFE Circular 8”), which was issued by the SAFE and became effective on April 10, 2020, provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income in the capital account, such as capital funds, foreign debt proceeds, and proceeds from overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”), issued by the SAFE and effective on July 4, 2014,

PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014, as an attachment to the SAFE Circular 37. The SAFE Circular 13 has amended the SAFE Circular 37 by requiring the PRC residents or entities to register with qualified banks instead of the SAFE or its local branch in connection with their establishment of an SPV.

Failure to comply with these registration requirements as set forth in the SAFE Circular 37 and the SAFE Circular 13, and misrepresentation on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of our PRC subsidiaries, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC. As of the date of this prospectus, all of our shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by the SAFE Circular 37.

Regulations on Mergers & Acquisitions

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission (the “CSRC”) promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and were revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

The M&A Rules further requires that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and amended on September 18, 2018 and January 22, 2024, are triggered. Moreover, the Anti-Monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and amended on June 24, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the anti-monopoly law enforcement agency of the State Council before they can be completed.

According to our PRC legal counsel, Dacheng, the CSRC approval is not required under the M&A Rules in the context of this offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings under the prospectus are subject to the M&A Rules; and (ii) we established our PRC subsidiary, Fuzhou Aigo Juxing Investment Co. Ltd.(WFOE), by means of direct investment rather than by merger with or acquisition of PRC domestic companies.

Regulations on Dividend Distribution

According to the PRC Company Law, the Foreign Investment Law and Implementation Regulations of Foreign Investment Law, the PRC subsidiary, as a foreign invested enterprise, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the Law of the People’s Republic of China on Enterprise Income Tax, which became effective in January 2008, and was last amended on December 29, 2018, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the Law of the People’s Republic of China on Enterprise Income Tax issued by the State Council, if the non-resident enterprises have not set up institutions or establishments in the PRC or have set up institutions or establishments but the income obtained by the said enterprises has no actual connection with the set-up institutions or establishments. However, a lower tax rate may be applied if there is a tax treaty concluded between the government of the PRC and a foreign government, such as withholding tax rate of 5% on dividends payments if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements pursuant to the Arrangement between the Mainland of China and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and other applicable PRC laws. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”), issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (the “Announcement”), which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This Announcement further provides that an applicant who intends to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement of the State Administration of Taxation on Promulgation of the Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties, which became effective on November 1, 2015 and repealed by Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits on January 1, 2020.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiaries. Current PRC regulations permit WFOE to pay dividends to Aigo Holding only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Cash dividends, if any, on our Ordinary Shares would be paid in U.S. dollars. Aigo Holding may be considered a non-resident enterprise for tax purposes, so that any dividends WFOE pays to Aigo Holding may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax, which was most recently amended on December 29, 2018 (the “EIT Law”). Under the EIT Law, both resident enterprises and non-resident enterprises are subject to taxation in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC. We are an exempted company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption. Accordingly, we believe that Aigo Holding, as a non-resident enterprise, is subject to PRC withholding tax at a rate of 10%.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which was last amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance (the “MOF”) on December 25, 1993 and last amended on October 28, 2011. The Provisional Regulations of the PRC on Value-added Tax and the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) are collectively referred to as the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC are the taxpayers of VAT. Pursuant to the Announcement on Policies for Deepening the VAT Reform promulgated by the MOF, SAT, General Administration of Customs on March 20, 2019 and took effect on April 1, 2019, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. Announcement of the State Taxation Administration on Tax Collection and Administration Matters Relating to VAT Relief and Other Policies for Small-scale VAT Taxpayers was promulgated by the SAT on January 9, 2023 and become effective on January 1, 2023, if a small-scale taxpayer’s total monthly sales amount does not exceed RMB100,000 (or if the taxpayer pays tax quarterly, the quarterly sales amount does not exceed RMB 300,000), the VAT will be exempted.

Our PRC subsidiaries are VAT general taxpayers which are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Therefore, they are subject to VAT, at a rate from 6% to 13% on our products and services, less any deductible VAT they have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC laws.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “SAT Circular 7”), which was most recently amended on December 29, 2017. Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonably commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonably commercial purpose” of the transaction arrangement, factors to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure, and others. According to the SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues Relating to Withholding at Source of Income Tax of Non-PRC Resident Enterprise (the “SAT Circular 37,” amended on June 15, 2018) which further elaborates the relevant implementing rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises.

Regulations on CSRC Approval and Filing Required for Overseas Listings

Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies

On February 17, 2023, the CSRC announced the Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines which came into effect on March 31, 2023. The Trial Measures redefine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, and (ii) companies (a) 50% or more of whose operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies; and (b) the main parts of whose business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly PRC citizens or domiciled in the PRC. Where a PRC domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity as the responsible domestic entity, which shall file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. According to the Trial Measures, if an issuer fails to fulfill the filings, or offer and list securities on an overseas market in violation of these measures, the CSRC will order rectification, issue warnings, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Persons directly in charge and other individuals directly responsible will be warned and fined between RMB500,000 and RMB5,000,000. Controlling shareholders and actual controllers of the domestic company who organize or instruct these violations will be fined between RMB1,000,000 and RMB10,000,000.

Pursuant to the Trial Measures, as we seek to indirectly offer and list securities in an overseas market, we are required to designate a major domestic operating entity as the responsible domestic entity and shall file with the CSRC within three working days following the submission of an initial public offering or listing application and complete the filing before the completion of our overseas offering and listing. On July 2, 2024, we submitted our filing materials and applied for registration to the CSRC in accordance with the requirements of the Trial Measures. As of the date of this prospectus, our filing materials are still under review by the CSRC. During this process, the CSRC may make several rounds of inquiries, and we shall respond and supplement additional materials if necessary. We will not complete this offering until we have received confirmation from the CSRC that we have completed our filing with the CSRC.

Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies

On February 24, 2023, the CSRC, the MOF, State Secrecy Administration and State Archives Bureau jointly revised the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements, and procedures relating to provision of documents, materials, and accounting archives for securities companies, securities service providers, overseas regulators, and other entities and individuals in connection with any overseas offering and listing. Domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and work secret of government agencies or harm national security and public interest. A domestic company shall first obtain approval from competent authorities with examination and approval authority for approval according to law, and file the same with the secrecy administration at the same level for the record, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or work secrets of government agencies. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the PRC. Where such documents need to be transferred or transmitted to jurisdictions outside of the PRC, relevant approval procedures stipulated by regulations shall be followed. We believe that this offering does not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the provision of accounting archives.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 4th fl., Unit 26, Jinshan Industrial Park, No. 618 Jinshan Avenue, Cangshan District, Fuzhou, Fujian, PRC. The business address of Mr. Yindi Pang is that of our principal offices in Spain at Avenida Ronda 1, 1st Floor, Office 3, 28981 Parla, Madrid, Spain.

Directors and Executive Officers	Age	Position
Fufei Lin	45	Founder, Chairman of the Board of Directors and Chief Executive Officer
Ying Lan	44	Director
Yindi Pang	38	Director
Xudong Shen	55	Independent Director
Jiayang Zhong	47	Director and Chief Financial Officer

Mr. Fufei Lin founded our company and currently serves as our chairman of the Board of Directors and our Chief Executive Officer. Mr. Lin has over 20 years of experience in the consumer products industry and possesses a deep understanding and know-how of the areas of lighting products, pet products, electrical appliances and their IoT integration. Since 2011, Mr. Lin had founded our subsidiaries across the European Union, the United Kingdom, the United States, and our subsidiaries in mainland China and Hong Kong. Prior to establishing our subsidiaries, Mr. Lin served as the Chief Executive Officer at Fujian Sanqi Electronics Co., Ltd.

Ms. Ying Lan has served as our director since May 23, 2024. Ms. Lan served as our Chief Executive Assistant from March 2013 to present. From 2002 to 2013, Ms. Lan worked at China Telecom, Fuzhou branch, where she was mainly in charge of content planning for marketing.

Mr. Yindi Pang has served as our director since May 23, 2024. Mr. Pang served as the head of our e-commerce department from 2015 to present. From January to December 2014, Mr. Pang worked in Aigotech Onsynk SL, one of our principal Spanish operating company, primarily attending to printer-related consumer products. Prior to that, from March to October 2013, Mr. Pang worked as a translator and medical device purchasing agent at Consulting Para La Sanidad Privada, a medical device company. Mr. Pang has lived in Spain for more than 20 years. He is fluent in Chinese, Spanish, English, and Catalan. Mr. Pang received his master’s degree in Mathematical Sciences from Complutense University of Madrid. He also studied International Trade and Marketing Management at Instituto de la Formacion Integral.

Mr. Xudong Shen has served as our independent director since May 23, 2024. Mr. Shen has over 20 years of experience in accounting. Mr. Shen worked in Xiamen Yinxing Accounting Firm as a project manager from May 2001 to September 2006. From September 2006 to May 2014, Mr. Shen worked in Tianjian Zhengxin Accounting Firm as a senior manager. From May 2014 to October 2020, Mr. Shen worked at Dahua Accounting Firm as a senior manager. Since October 2020, Mr. Shen has served as an external financial advisor at Starshine Holdings Group Limited (previously known as Deyun Holding Limited), a company listed on Hong Kong Exchanges. Mr. Shen is a certified public accountant and certified tax professional in China.

Mr. Jiayang Zhong has served as our Chief Financial Officer since July 2019. Mr. Zhong is a Certified Public Accountant in China and has over 20 years of experience in financial and accounting. Prior to joining us, from July 2009 to July 2019, Mr. Zhong served as the Chief Financial Officer in Fujian United Power Equipment Co., Ltd, a small generator manufacturer. From September 2007 to June 2009, Mr. Zhong served as senior director of finance department in Yonghui Supermarket, a company listed on Shanghai Stock Exchange, overseeing key financial aspects, including preparation of finance statements, compliance with applicable accounting standards for IPO purpose, as well as tax matters. Mr. Zhong received his bachelor’s degree in economics from Anhui Finance & Trade College in June 2000.

Board of Directors

Our board of directors will consist of seven directors, within 90 days upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

The directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. Subject to the rules of Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his interest at a meeting of our directors if his interest in such contract or transaction or proposed contract or transaction is material. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Our board of directors has established an audit committee and a compensation committee.

Audit Committee.    Our audit committee will consist of Xudong Shen,            and            , and will be chaired by Xudong Shen. Xudong Shen,            and            satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Xudong Shen qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm; and

•        reporting regularly to the board of directors.

Compensation Committee.    Our compensation committee will consist of Fufei Lin, Ying Lan and Yindi Pang, and will be chaired by Fufei Lin. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•        reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

•        approving and overseeing the total compensation package for our executives other than the three most senior executives;

•        reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

•        periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Fufei Lin, Ying Lan and Jiayang Zhong, and will be chaired by Fufei Lin. As a foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

•        reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•        selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance Practices

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to Nasdaq corporate governance listing standards. However, Rule 5615(a)(3) of the Listing Rules of the Nasdaq Stock Market (the “Nasdaq Rules”) permits foreign private issuers like us to follow certain home country corporate governance practices in lieu of certain provisions of the Rule 5600 Series of the Nasdaq Rules. A foreign private issuer that elects to follow a home country practice instead of such provisions, must disclose in its annual reports each requirement that it does not follow and describe the home country practice followed by it.

Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

•        Executive Sessions.    IM5605-2 of Nasdaq Rules requires independent directors of a Nasdaq listed company must meet regularly in executive session (without members of management present), and such executive sessions should occur at least twice a year. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, whose practices do not require independent directors to meet regularly in executive sessions separate from the full board of directors.

•        Nomination of Directors.    Rule 5605(e)(2) of Nasdaq Rules requires director nominations of a Nasdaq listed company to be made or recommended solely by independent directors and the director nominations process to be addressed by a formal written charter or board resolution. We follow Cayman Islands practice which does not require us to have a formal written charter or board resolution addressing the director nominations process.

•        Composition of Board.    Rule 5605(b)(1) of the Nasdaq Rules requires a Nasdaq listed company to have a majority of the board be independent. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, whose practices do not require a majority independent board.

•        Composition of Committees.    Rule 5605(d)(2) of the Nasdaq Rules requires a Nasdaq listed company to have a compensation committee composed solely of independent directors to determine or recommend the compensation of the executive officers of the company. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, whose practices do not require that any of the members of a company’s compensation committee be independent directors.

Duties of Directors

Under the common law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs.

The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        issuing authorized but unissued shares;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers and remuneration;

•        exercising the borrowing powers of our company and mortgaging the property of our company;

•        approving the transfer of shares in our company, including the registration of such shares in our register of members; and

•        exercise any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Officers

Pursuant to our post-offering memorandum and articles of association and the Companies Act, we may from time to time in general meeting by the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting elect any person to be a director either to fill a casual vacancy or as an additional director. The Board may, from time to time and at any time to appoint any person as a director either to fill a casual vacancy or as an additional director but so that the number of directors so appointed shall not exceed the maximum number determined from time to time by shareholders in general meeting. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Any director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the Board. A director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors (including himself) then in office, or by the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting elect another person in his stead, notwithstanding anything in our post-offering articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under such agreement).

Employment Agreements

We have entered into labor contracts with our executive officers through Fuzhou Aigostar Optoelectronic Technology Co., Ltd. Under these agreements, each of our executive officers is employed for a continuous term, or a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. The executive officer may resign at any time with an advance written notice.

Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of approximately RMB2.3 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by the PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•        each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•        each of our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this prospectus, by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 15,874,700. The total number of ordinary shares outstanding after completion of this offering will be            . The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Ordinary shares beneficially owned prior to this offering**		Ordinary shares beneficially owned after this offering**
	Number	Percent	Number	Percent
Directors and Executive Officers*
Fufei Lin(1)	13,121,000	82.65%
Ying Lan	—	—
Yindi Pang	—	—
Jiayang Zhong	—	—
Xudong Shen	—	—
Directors and executive officers as a group	13,121,000	82.65%
Principal Shareholders
Aigo Fortune One Limited(2)	11,979,100	75.46%
Aigo Fortune Two Limited(3)	1,611,200	10.15%
Aigo Fortune Three Limited(4)	1,142,400	7.20%
Aigo Fortune Four Limited(5)	1,142,000	7.19%

____________

Notes:

*        Except as otherwise indicated below, the business address of our directors and executive officers is that of our principal executive offices at 4th fl., Unit 26, Jinshan Industrial Park, No. 618 Jinshan Avenue, Cangshan District, Fuzhou, Fujian, PRC. The business address of Mr. Fufei Lin and Mr. Yindi Pang is that of our principal offices in Spain at Avenida Ronda 1, 1st Floor, Office 3, 28981 Parla, Madrid, Spain.

**      Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)      Represents (i) 11,979,000 ordinary shares held by Aigo Fortune One Limited, a limited company incorporated in British Virgin Islands wholly owned by Mr. Fufei Lin; and (ii) 1,142,000 ordinary shares held by Aigo Fortune Four Limited, a company incorporated in British Virgin Islands with limited liability. The equity interest of Aigo Fortune Four Limited is wholly owned by Mr. Fufei Lin.

(2)      Represents 11,979,100 ordinary shares held by Aigo Fortune One Limited, a business company incorporated in British Virgin Islands with limited liability wholly owned by Mr. Fufei Lin. The registered office of Aigo Fortune One Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(3)      Represents 1,611,200 ordinary shares held by Aigo Fortune Two Limited, a limited company incorporated in British Virgin Islands. All equity interests of Aigo Fortune Two Limited are held by 64 employees of our company, who are entitled to economic interests of the ordinary shares of our Company held by Aigo Fortune Two Limited in proportion to their respective equity interest in Aigo Fortune Two Limited. Mr. Shurong Chen, in his capacity as the sole director of Aigo Fortune Two Limited, has the ability to direct the management of Aigo Fortune Two Limited, including the power to direct the decisions of Aigo Fortune Two Limited regarding the voting and disposition of securities beneficially owned by Aigo Fortune Two Limited. Therefore, Mr. Shurong Chen may be deemed to have beneficial ownership of the ordinary shares of our Company held by Aigo Fortune Two Limited. Our director, Ying Lan, Yindi Pang and Jiayang Zhong each held less than 10% of equity interest in Aigo Fortune Two Limited. The registered office of Aigo Fortune Two Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(4)      Represents 1,142,400 ordinary shares held by Aigo Fortune Three Limited, a company incorporated in British Virgin Islands with limited liability. 52.52% equity interests of Aigo Fortune Three Limited are held by Mr. Xin Zhou, and 47.48% equity interests of Aigo Fortune Three Limited are held by Mr. Yongsheng Guo. Mr. Xin Zhou, in his capacity as the majority shareholder of Aigo Fortune Three Limited, may be deemed to have beneficial ownership of the ordinary shares of our Company held by Aigo Fortune Three Limited. The registered office of Aigo Fortune Three Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(5)      Represents 1,142,000 ordinary shares held by Aigo Fortune Four Limited, a company incorporated in British Virgin Islands with limited liability. The shares of Aigo Fortune Four Limited are 100% owned by Mr. Fufei Lin. The registered office of Aigo Fortune Four Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

As of the date of this prospectus, none of our ordinary shares is held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Material Transaction with Certain Related Parties

In the fiscal year ended December 31, 2021, 2022 and 2023 and for the nine months ended September 30, 2024, we entered into certain related party transactions as set forth below.

Transactions with Aigostar S.R.L.    For the fiscal years ended December 31, 2021, 2022 and 2023, we sold products to Aigostar S.R.L., a company of which 100% equity interest is owned by Mr. Lin Jinen, who is the brother-in-law of Mr. Fufei Lin, our founder, chairman of our board of directors and chief executive officer, for an aggregate amount of EUR1,795,000, EUR3,176,000 and EUR500,000, respectively. We also purchased goods from Aigostar S.R.L. for an aggregate amount of EUR9,054,000, EUR2,876,000 and EUR509,000, of the same years, respectively.

Transactions with Tradelink B.V.    For the fiscal years ended December 31, 2022 and 2023, and for the nine months ended September 30, 2024, we sold products to Tradelink B.V., a company ultimately controlled by Mr. Fufei Lin, for an aggregate amount of EUR94,000, EUR214,000 and EUR126,000, respectively.

Transactions with Samsparty, SL.    For the fiscal years ended December 31, 2021, 2022 and 2023, we sold products to Samsparty, SL., a company of which 98.13% equity interest is owned by Ms. Qinmei Guo, who is the spouse of our founder, Mr. Fufei Lin, for an aggregate amount of EUR3,811,000, EUR468,000 and EUR965,000, respectively. We also purchased goods from Samsparty, SL. for an aggregate amount of EUR9,181,000, EUR3,492,000 and EUR3,189,000, of the same years, respectively.

Transactions with Top Supplies S.R.L.    For the fiscal years ended December 31, 2021 and 2022, we sold products to Top Supplies S.R.L., a company of which 100% equity interest is owned by Ms. Ying Lan, our director, for an aggregate amount of EUR514,000 and EUR759,000, respectively. We also purchased goods from Top Supplies S.R.L. for an aggregate amount of EUR2,452,000 and EUR567,000, of the same years.

Transactions with Super Ink B.V.    For the fiscal years ended December 31, 2021 and 2022, we sold products to Super Ink B.V., a company of which 100% equity interest is owned by Mr. Shuiwen Guo, who is the brother-in-law of Mr. Fufei Lin, for an aggregate amount of EUR107,000 and EUR126,000, respectively. For the fiscal year ended December 31, 2021, we also purchased goods from Super Ink B.V. for an aggregate amount of EUR172,000.

Transactions with Digital Italia SRL.    For the fiscal years ended December 31, 2022 and 2023, and for the nine months ended September 30, 2024, we sold goods to Digital Italia SRL, a subsidiary of Fuzhou Uslink Trading Co. Ltd., a company in which 44% equity interest is owned by our founder, Mr. Fufei Lin, for an aggregate amount of EUR1,000, EUR7,000 and EUR183,000, respectively.

Transactions with Sunrise Holding Empresarial SL.    For the fiscal year ended December 31, 2021, we purchased goods from Sunrise Holding Empresarial SL, a company controlled by Ms. Qinmei Guo, who is the spouse of our founder, for an aggregate amount of EUR36,000. For the fiscal years ended December 31, 2022 and 2023, we sold goods to Sunrise Holding Empresarial SL for an aggregate amount of EUR6,000 and EUR1,000, respectively.

Transactions with Top Trading B.V.    For the fiscal years ended December 31, 2021 and 2022, we sold goods to Top Trading B.V., a company controlled by Ms. Qinmei Guo who is the spouse of our founder, for an aggregate amount of EUR10,000 and EUR4,000, respectively. For the fiscal year ended December 31, 2021, we also purchased good from Top Trading B.V. for an aggregate amount of EUR13,000.

Transactions with Unico Star SL.    For the fiscal years ended December 31, 2021, 2022 and 2023, we sold goods to Unico Star SL, a company in which 44% equity interest is owned by our founder, for an aggregate amount of EUR140,000, EUR68,000 and EUR(12,000), respectively.

Transactions with Fuzhou Uslink Trading Co. Ltd.    For the fiscal years ended December 31, 2021, 2022 and 2023, and for the nine months ended September 30, 2024, we sold goods to Fuzhou Uslink Trading Co. Ltd., a company in which 44% equity interest is owned by our founder, for an aggregate amount of EUR2,000, EUR2,000, EUR2,000 and EUR1,000, respectively.

Transactions with Eurotrading International SP. Z O.O.    For the fiscal year ended December 31, 2021, we sold goods to Eurotrading International SP. Z O.O., a company controlled by key management of us, for an aggregate amount of EUR66,000. We also purchased goods from Eurotrading International SP. Z O.O. for an aggregate amount of EUR231,000 of the same year.

Amount Due From Related Parties

For the fiscal year ended December 31, 2021, 2022 and 2023, and for the nine months ended September 30, 2024, the balance of amount due from related parties is set forth below.

Aigostar S.R.L.    We paid the supplier on behalf of Aigostar S.R.L.. As of December 31, 2021 and 2022, the amount due from Aigostar S.R.L. was EUR266,877 and EUR1,634,000, respectively. As of September 30, 2024, the amount due from Aigostar S.R.L. was EUR1,000.

Aigotech Onsynk Limited.    We paid the supplier on behalf of Aigotech Onsynk Limited, a company controlled by our founder, Mr. Fufei Lin. As of December 31, 2021, the amount due from Aigotech Onsynk Limited was EUR1,412,680.

Eurotrading International SP. Z O.O.    We made loans (due on demand with no interest) to and paid the supplier on behalf of Eurotrading International SP. Z O.O., a company controlled by key management of us. As of December 31, 2021 and 2022, the amount due from Eurotrading International SP. Z O.O was EUR2,642 and EUR6,000, respectively. As of December 31, 2024, Eurotrading International SP. Z O.O. has settled the amount due.

Samsparty, SL.    We paid the supplier on behalf of Samsparty, SL, and made advances to Samsparty, SL. As of December 31, 2021, 2022 and 2023, the amount due from Samsparty, SL was EUR125,619, EUR58,000, and EUR14,000, respectively. As of September 30, 2024, the amount due from Samsparty, SL was EUR38,000.

Super Ink B.V.    We paid the supplier on behalf of Super Ink B.V. As of December 31, 2021, the amount due from Super Ink B.V. was EUR286,432.

Top Supplies S.R.L.    We paid the supplier on behalf of Top Supplies S.R.L. As of December 31, 2021 and 2022, the amount due from Top Supplies S.R.L. was EUR1,494,506 and EUR1,415,000, respectively. As of September 30, 2024, the amount due from Top Supplies S.R.L. was EUR3,000.

Top Trading B.V.    We paid the supplier on behalf of Top Trading B.V. As of December 31, 2021, the amount due from Top Trading B.V. was EUR36,621.

Jiang Liu.    We made employee loan to Mr. Jiang Liu, who is a key management of us. As of December 31, 2022 and 2023, the amount due from Jiang Liu was EUR6,000 and EUR26,000, respectively. As of September 30, 2024, the amount due from Jiang Liu was EUR55,000. The amount is due on demand with no interest. Jiang Liu undertakes to settle the outstanding amount of such loan shortly and in any event no later than the effectiveness date of this registration statement.

Vanke SP. Z O.O.    We made loans to Vanke SP Z O.O., a company controlled by our founder Mr. Fufei Lin. As of December 31, 2023, the amount due from Vanke SP. Z O.O. was EUR1,000. As of September 30, 2024, the amount due from Vanke SP. Z O.O. was EUR6,000. The amount is for work capital purpose and due on demand with no interest.

Qinmei Guo.    We made loans to Ms. Qinmei Guo, who is the spouse of our founder. As of December 31, 2023, the amount due from Ms. Qinmei Guo was EUR16,000. As of September 30, 2024, Ms. Qinmei Guo has settled the amount due.

Muxiu Guan.    We loan to Ms. Muxiu Guan, who is the mother-in-law of our founder. As of December 31, 2021, the amount due from Ms. Muxiu Guan was EUR30,161.

Fufei Lin.    In 2024, we made certain loans to our founder, Mr. Fufei Lin. As of September 30, 2024, the amount due from Mr. Fufei Lin was EUR669,000, due on demand with no interest. Mr. Fufei Lin undertakes to settle the outstanding amount of such loan on or prior to the effectiveness date of this registration statement.

Amount Due To Related Parties

For the fiscal year ended December 31, 2021, 2022 and 2023, and for the nine months ended September 30, 2024, the balance of amount due to related parties is set forth below.

Aigostar S.R.L.    Aigostar S.R.L., a company controlled by the brother-in-law of our founder Mr. Fufei Lin, paid the supplier on behalf of us. As of December 31, 2021 and 2022, the amount due to Aigostar S.R.L. was EUR1,325,318 and EUR1,262,000 respectively. As of September 30, 2024, the amount due to Aigostar S.R.L. was EUR7,286,000.

Aigotech Onsynk Limited.    Aigotech Onsynk Limited, a company controlled by our founder, Mr. Fufei Lin, made loan to us for working capital purpose. Such loan is due on demand with no interest. As of December 31, 2022 and 2023, the amount due to Aigotech Onsynk Limited was EUR827,000 and EUR822,000, respectively. As of September 30, 2024, we have settled such amount due to Aigotech Onsynk Limited.

Eurotrading International SP. Z O.O.    Eurotrading International SP. Z O.O., a company controlled by the key management of us, paid the supplier on behalf of us. As of December 31, 2021, the amount due to Eurotrading International SP. Z O.O. was EUR369,230.

Samsparty, SL.    Samsparty, SL, a company of which 98.13% equity interest is owned by Ms. Qinmei Guo who is the spouse of our founder, paid the supplier on behalf of us. As of December 31, 2021, 2022 and 2023, the amount due to Samsparty, SL was EUR3,431,232, EUR3,332,000 and EUR966,000, respectively. As of September 30, 2024, we have settled such amount due to Samsparty, SL.

Team Office Quality S.L.    Team Office Quality S.L., a company controlled by the key management of us, paid the supplier on behalf of us. As of December 31, 2021, the amount due to Team Office Quality S.L. was EUR183,132.

Top Supplies S.R.L.    Top Supplies S.R.L. a company of which 100% equity interest is owned by our director, Ms. Ying Lan, paid the supplier on behalf of us. As of December 31, 2021 and 2022, the amount due to Top Supplies S.R.L. was EUR782,224 and EUR870,000, respectively. As of December 31, 2023, we have settled the amount due to Top Supplies S.R.L.

Top Tradings B.V.    Top Tradings B.V., a company controlled by Ms. Qinmei Guo who is the spouse of our founder, paid the supplier on behalf of us. As of December 31, 2021, the amount due to Top Tradings B.V. was EUR2,207.

Loans by Vanke SP. Z O.O.    Vanke SP. Z O.O., a company controlled by our founder, Mr. Fufei Lin, made loan to us for working capital purpose. Such loan is due on demand with no interest. As of December 31, 2022, the amount due to Vanke SP. Z O.O. was EUR12,000. As of December 31, 2023, we have settled the amount due to Vanke SP. Z O O.

Advances by Fuzhou Uslink Trading Co. Ltd.    Fuzhou Uslink Trading Co. Ltd., a company in which 44% equity interest is owned by our founder, Mr. Fufei Lin, made advances to us. As of December 31, 2022 and 2023, the amount due to Fuzhou Uslink Trading Co. Ltd. was EUR5,000 and EUR2,000, respectively. As of September 30, 2024, we have settled the amount due to Fuzhou Uslink Trading Co. Ltd.

Shuiwen Guo.    Mr. Shuiwen Guo, who is the brother of Ms. Qinmei Guo, paid deposit on behalf of us and also made advance to us for capital injection. As of December 31, 2021, 2022 and 2023, the amount due to Mr. Shuiwen Guo was EUR10,035, EUR76,000 and EUR125,000, respectively. As of September 30, 2024, we settled the amount due to Mr. Shuiwen Guo.

Yindi Pang.    Mr. Yindi Pang, who is our director, made payment on behalf of us. As of December 31, 2021 and 2022, the amount due to Mr. Yindi Pang was EUR1,000 and EUR3,000 respectively. As of December 31, 2023, we settled the amount due to Mr. Yindi Pang and the amount due to Mr. Yindi Pang was nil and nil as of December 31, 2023 and September 20, 2024, respectively.

Aigou No.2(Pingtan) Investment Partnership (Limited Partnership).    Aigou No. 2(Pingtan) Investment Partnership (Limited Partnership) was a former shareholder of our PRC operating company, Fuzhou Aigostar. The amount due to Aigou No. 2(Pingtan) Investment Partnership (Limited Partnership) related to the advance from investor for capital injection, and loans made to us due on demand with no interest. As of December 31,

2021, 2022 and 2023, the amount due to Aigou No. 2(Pingtan) Investment Partnership (Limited Partnership) was EUR2,875,836, EUR2,624,000 and EUR2,453,000, respectively. As of September 30, 2024, we settled the amount due to Aigou No. 2 (Pingtan) Investment Partnership (Limited Partnership).

Aigou No.1(Pingtan) Investment Partnership (Limited Partnership).    Aigou No. 1(Pingtan) Investment Partnership (Limited Partnership) was a former shareholder of our PRC operating company, Fuzhou Aigostar. The amount due to Aigou No. 1(Pingtan) Investment Partnership (Limited Partnership) related to the advance from investor for capital injection, and loans made to us due on demand with no interest. As of December 31, 2021, 2022 and 2023, the amount due to Aigou No. 1(Pingtan) Investment Partnership (Limited Partnership) was EUR2,131,550, EUR1,842,000 and EUR1,713,000, respectively. As of September 30, 2024, we settled the amount due to Aigou No. 1 (Pingtan) Investment Partnership (Limited Partnership).

Xin Zhou.    Mr. Xin Zhou was a former shareholder of our PRC operating company, Fuzhou Aigostar, and currently an indirect shareholder of our Company. The amount due to Mr. Xin Zhou related to the advance from investor for capital injection. As of December 31, 2021, 2022 and 2023, the amount due to Mr. Xin Zhou was EUR1,669,980, EUR1,602,000, EUR1,501,000, respectively. As of September 30, 2024, we settled the amount due to Mr. Xin Zhou.

Qinmei Guo.    Ms. Qinmei Guo is the spouse of our founder, Mr. Fufei Lin. The amount due to Ms. Qinmei Guo related to the advance from investor for capital injection. As of December 31, 2021, 2022, the amount due to Ms. Qinmei Guo was EUR20,070, EUR20,000, respectively. As of December 31, 2023, we settled the amount due to Ms. Qinmei Guo and the amount due to Ms. Qinmei Guo was nil and nil as of December 31, 2023 and September 30, 2024, respectively.

Fufei Lin.    In 2022 and 2023, our primary PRC operating company, Fuzhou Aigostar, paid cash dividends to its former shareholders in the amount of €500,000 and €1,153,000, respectively. In February and July 2024, Fuzhou Aigostar paid dividends to Mr. Fufei Lin in the amount of approximately RMB4.28 million and RMB7.36 million, respectively. As of December 31, 2021, 2022 and 2023, the amount due to our founder, Mr. Fufei Lin, was EUR3,595,262, EUR3,032,000 and EUR1,951,000 respectively. As of September 30, 2024, the amount due to Mr. Fufei Lin was EUR450,000, which related to loan made from Mr. Fufei Lin with no interest.

Shurong Chen.    Mr. Shurong Chen is on our key management team and also an indirect shareholder of us. The amount due to Mr. Shurong Chen related to the advance for capital injection. As of December 31, 2021, the amount due to Mr. Shurong Chen was EUR10,035.

Muxiu Guan.    Ms. Muxiu Guan, who is the mother-in-law of our founder, made loans to us. As of December 31, 2021, the amount due to Ms. Muxiu Guan was EUR30,161.

Fuzhou Aigo Juyou Investment Co. Ltd.    Fuzhou Aigo Juyou Investment Co. Ltd. was a former shareholder of our PRC subsidiary Fuzhou Aigostar. As of September 30, 2024, the amount due to Fuzhou Aigo Juyou Investment Co. Ltd. was EUR6,791,000, which related to dividend declared and payable to Fuzhou Aigo Juyou Investment Co. Ltd.

Employment Agreements

See “Management — Employment Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company limited by shares and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below.

As of the date hereof, our authorized share capital is US$50,000 divided into 50,000,000 ordinary shares with a par value of US$0.001 each. As of the date of this prospectus, there are 15,874,700 ordinary shares issued and outstanding.

Immediately prior to the completion of this offering, we will conditionally adopt an amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association, and which will become effective immediately upon completion of this offering and replace the current memorandum and articles of association in its entirety. Following the completion of this offering, ordinary shares will be issued and outstanding, assuming the underwriters do not exercise their option to purchase additional ordinary shares. The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Our Post-offering Memorandum and Articles of Association

Our shareholders plan to adopt an amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

General.    All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares to bearer.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to our post-offering memorandum and articles of association.

Voting Rights.    Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Shares.    Subject to the restrictions of our post-offering amended and restated memorandum and articles of association and the Companies Act, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Global Market or such other form as approved by our directors in their absolute discretion.

Our directors may, in their absolute discretion, decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and (e) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged with our company, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required by the rules of the Nasdaq Global Market, be suspended and the register closed at such times and for such periods as our directors may, in their absolute discretion, from time to time determine, provided always that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in calendar any year.

Liquidation.    If our company shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Subject to the terms of the allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares, and each shareholder shall (subject to receiving at least fourteen (14) clear days’ notice specifying the time or times of payment) pay to us at the time or times so specified the amount called on such ordinary shares. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    Subject to our post-offering amended and restated memorandum and articles of association, the Companies Act and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of shares, any power of our Company to purchase or otherwise acquire all or any of its own shares be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit. Subject to the Companies Act, our post-offering amended and restated memorandum and articles of association, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares.    Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the sanction of a special resolution (affirmative vote of two-thirds) passed at a separate general meeting of the holders of the Shares of that class.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (except as set out our post-offering amended and restated memorandum and articles of association and the register of mortgages and charges). See “Where You Can Find Additional Information.”

Changes in Capital.    Subject to the Companies Act, our shareholders may by ordinary resolution:

•        increase our share capital by new shares of such amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

•        consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•        sub-divide our shares, or any of them into shares of an amount smaller than that fixed by our memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•        cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Subject to the Companies Act, our post-offering amended and restated memorandum and articles of association, and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        does not have to hold an annual general meeting;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Register of Members.    Under the Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our members with the addition of, in the case of a company having a capital divided into shares, a statement of the shares held by each member, and the statement shall (i) distinguish each share by its number (so long as the share has a number); (ii) confirm the amount paid, or agreed to be considered as paid on the shares of each member; (iii) confirm the number and category of shares held by each member; and (iv) confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to the depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of United Kingdom. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director needs not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association. Our amended and restated articles of association allow one or more of our shareholders who together hold not less than 10% of the rights to vote to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provides that we may (but shall not be obliged to) in each calendar year to hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notice calling it.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, a director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by an ordinary resolution (except with regard to the removal of the chairman, who may be removed from office by a special resolution), notwithstanding anything in our articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under such agreement).

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, whenever the capital of our company is divided into different class, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the sanction of a Special Resolution passed at a separate general meeting of the holders of the Shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution.

Rights of Non-Resident or Foreign Shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association that require our company to disclose ownership above any particular ownership threshold.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

On February 28, 2024, initially one ordinary share was issued to Vistra (Cayman) Limited, and then transferred to Aigo Fortune One Limited, and 49,999 ordinary shares were issued to Aigo Fortune One limited. At that time Aigo Fortune One Limited held 50,000 ordinary shares which comprised of 100% of the shareholding of the Company.

On May 8, 2024, the Company issued: (i) 11,929,100 ordinary shares to Aigo Fortune One Limited, thus making Aigo Fortune One Limited holding an aggregate of 11,979,100 shares of the Company, (ii) 1,611,200 ordinary shares to Aigo Fortune Two Limited, (iii) 1,142,400 ordinary shares to Aigo Fortune Three Limited, and (iv) 1,142,000 ordinary shares to Aigo Fortune Four Limited, respectively, at par value of US$0.001 per share.

As of the date of this prospectus, 15,874,700 ordinary shares were issued and outstanding, as shown in below table:

Shareholder	Current Holding	Percentage of Ownership
Aigo Fortune One Limited	11,979,100 ordinary shares	75.5%
Aigo Fortune Two Limited	1,611,200 ordinary shares	10.1%
Aigo Fortune Three Limited	1,142,400 ordinary shares	7.2%
Aigo Fortune Four Limited	1,142,000 ordinary shares	7.2%
Total Shareholding	15,874,700 ordinary shares	100.0%

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have            ordinary shares outstanding, assuming the underwriters do not exercise their option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares and we cannot assure you that a regular trading market will develop even if our ordinary shares are approved for listing on the Nasdaq Global Market.

Lock-Up Agreements

We have agreed not to, for a period of six months from the date of this prospectus, subject to certain customary exceptions, (i) offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise transfer or dispose of, directly or indirectly, except in this offering, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of the Company or any securities convertible into or exercisable or exchangeable for the shares of the Company, without the prior written consent of the underwriters.

Furthermore, each of our directors, executive officers, and            % or more shareholders of our ordinary shares has also entered into a similar lock-up agreement in favor of the underwriters for a period of six months from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ordinary shares. However, one or more existing shareholders may dispose of significant numbers of our ordinary shares in the future. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of our ordinary shares from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ordinary shares.

RULE 144

All of our ordinary shares outstanding prior to this offering upon the completion of this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person (or persons whose shares are aggregated) who has beneficially owned our restricted shares for at least six months, is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three months period a number of restricted shares that does not exceed the greater of the following:

•        1 % of our then total issued and outstanding ordinary shares, in the form of ordinary shares or otherwise, which will equal            ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ordinary shares (or approximately            ordinary shares if the underwriters in full their option to purchase additional ordinary shares); or

•        the average weekly trading volume of our ordinary shares on Nasdaq or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited transactions. They are also subject to other manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than six months but not more than one year may sell the restricted shares without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than one year may freely sell the restricted shares without registration under the Securities Act. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

RULE 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 (lastly revised in 2018) to provide more guidance on the implementation of SAT Circular 82. On January 29, 2014, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Determination of Resident Enterprises on the Basis of Their Actual Management Bodies that provides more guidance on the implementation of Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC tax resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and therefore may be subject to PRC enterprise income tax at 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in our ordinary shares.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, we may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. Federal income tax considerations relevant to the acquisition, ownership, and disposition of our ordinary shares by U.S. Holders (as defined below) that will hold our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”). This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock; investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; investors that have a functional currency other than the U.S. dollar), or holders that acquire ordinary shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. Federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the ordinary shares.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC or other tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our ordinary shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the comprehensive United States-PRC income tax treaty, or the “Treaty,” (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our ordinary shares.

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ordinary shares, as described under “Taxation — People’s Republic of China Taxation.” If we are deemed to be a PRC tax resident enterprise, you may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the ordinary shares may be subject to tax in the PRC, as described under “Taxation — People’s Republic of China Taxation.” If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our ordinary shares, if you are eligible for the benefits of the Treaty, you generally may be able to treat such gain as foreign-source income. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as an active asset. We will be treated as owning our proportionate share of the assets and income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ending December 31, 2024. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ending December 31, 2024 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•        amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•        amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are classified as a PFIC for any taxable year during which you hold our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that our ordinary shares will be listed on the Nasdaq Global Market, which is a qualified exchange for these purposes. If our ordinary shares are regularly traded, and the ordinary shares qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the ordinary shares held. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our ordinary shares, if such ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to the ordinary shares and proceeds from the sale, exchange or redemption of the ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our ordinary shares, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

PROSPECTIVE INVESTORS IN THE ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM OWNING OR DISPOSING THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL, NON-US JURISDICTION, OR ANY INCOME TAX TREATY, AND ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITING

We expect to enter into an underwriting agreement with Long Bridge Securities LLC, the Representative, with respect to the ordinary shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it (such additionally retained brokers or dealers together with the Representative, the “underwriters”). Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of ordinary shares as indicated below.

Underwriter	Number of Ordinary Shares
Long Bridge Securities LLC
Total

The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ordinary shares offered by this prospectus if any such ordinary shares are taken.

However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ option to purchase additional ordinary shares described below.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to ________________ days following the effective date of the registration statement of which this prospectus forms a part, permits the underwriters to purchase a maximum of ________________ additional ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised in whole or in part, each underwriter will become obligated, subject to certain conditions, to purchase about the additional ordinary shares underlying the portion of the option that is exercised. If any additional ordinary shares are purchased, the underwriter will offer these ordinary shares [on the same terms as those on which the other ordinary shares are being offered].

Underwriting Discounts and Expenses

The underwriting discounts are equal to (i) 7% of the gross proceeds of the offering raised from the investors that are introduced by the underwriters and (ii) ________________ of the gross proceeds of the offering raised from the investors that are introduced by the Company.

The following table shows the per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional ________________ ordinary shares.

	Per Share (US$)	Total Without Exercise of Over-allotment Option (US$)	Total With Full Exercise of Over-allotment Option (US$)
Initial public offering price(1)	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      Initial public offering price per share is assumed as US$________________ per share.

We have agreed to directly pay for all reasonable, necessary and accountable out-of-pocket expenses relating to the offering, including, but not limited to: (i) all filing fees and communication expenses associated with the review of this offering by FINRA; (ii) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdiction designated by the underwriters;

(iii) the underwriters’ use of Ipreo’s book-building, prospectus tacking and compliance software for this offering; (iv) “road show” expenses for this offering; and (v) the costs associated with receiving commemorative mementos and lucite tombstones.

The Representative undertakes the work of filing with the China Securities Regulatory Commission (“CSRC”) on behalf of the Company if so required. We have agreed to pay to the Representative an engagement fee in an amount of US$70,000.

Notwithstanding the foregoing, the compensation received by the underwriters in connection with this offering shall not violate FINRA Rule 5110 after accounting for all fees and expenses paid to the Representative.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, will be approximately US$________________.

The address of Long Bridge Securities LLC is 1013 Centre Road, Suite 403S, Wilmington, DE 19805, County of New Castle, Delaware, the United States of America.

Right of First Refusal

We have agreed, provided that this offering is completed, that until ________________ months after the closing date of this offering, the Representative shall have an irrevocable right of first refusal to act as the sole investment banker, sole book-runner, and/or sole placement agent at its sole discretion, for each and every future U.S. public equity and debt offering, including all public equity linked financings, during such ________________-month period, of our Company, or any successor to or any current or future subsidiary of our Company, provided, however, that such right shall be subject to FINRA Rule 5110(g).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, for a period of six months from the date of this prospectus, subject to certain customary exceptions, (i) offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise transfer or dispose of, directly or indirectly, except in this offering, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of the Company or any securities convertible into or exercisable or exchangeable for the shares of the Company, without the prior written consent of the underwriters.

Furthermore, each of our directors, executive officers, and ________________% or more shareholders) of our ordinary shares has also entered into a similar lock-up agreement in favor of the underwriters for a period of six months from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares.

Nasdaq Listing

We have applied to list our ordinary shares on the Nasdaq Global Market under the symbol “AIGO.”

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of the ordinary shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the ordinary shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under option to purchase additional ordinary shares. The underwriters can close out a covered short sale by exercising the option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the option to purchase additional ordinary shares. The underwriters may also sell ordinary shares in excess of the option to purchase additional ordinary shares, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because such underwriter repurchases those ordinary shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, any of the underwriters who is a qualified market maker on Nasdaq may engage in passive market making transactions in our ordinary shares on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the ordinary shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares, where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia.    This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the ordinary shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ordinary shares under this prospectus may only be made to persons:

to whom it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ordinary shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada.    The ordinary shares may not be offered, sold, or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands.    This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. The underwriters have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares to any member of the public in the Cayman Islands.

European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ordinary shares to the public in that Relevant Member State at any time,

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•        in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ordinary shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.    The ordinary shares may not be offered or sold by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

United Kingdom.    An offer of the ordinary shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ordinary shares must be complied with in, from or otherwise involving the United Kingdom.

Israel.    This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ordinary shares by us. With the exception of the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$
Nasdaq Global Market listing fee
Financial Industry Regulatory Authority Inc. filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	US$

We will bear these expenses and the underwriting discounts and commissions incurred in connection with the offer and sale of the ordinary shares by us.

LEGAL MATTERS

We are being represented by Han Kun Law Offices LLP with respect to certain legal matters as to United States federal securities law. The underwriters are represented by MagStone Law, LLP with respect to certain legal matters as to United States federal securities Law. The validity of our ordinary shares and certain legal matters relating to the offering as to Cayman Islands law will be passed upon for us by Appleby. Certain legal matters as to PRC law will be passed upon for us by Beijing Dacheng Law Offices, LLP (Fuzhou). Han Kun Law Offices LLP may rely upon Appleby with respect to matters governed by Cayman Islands law and Beijing Dacheng Law Offices, LLP (Fuzhou) with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Aigo Holding Limited, as of December 31, 2022 and 2023, and for the fiscal years ended December 31, 2022 and 2023, included in this prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Wei, Wei & CO., LLP., an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The registered business address of Wei, Wei & CO., LLP. is 133-10 39th Avenue, Flushing, NY 11354.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the Ordinary shares, to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statements on Form F-1 and their exhibits and schedules for further information with respect to us and our Ordinary shares.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

AIGO HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Aigo Holding Limited.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Aigo Holding Limited. and subsidiaries (the “Company”) as of December 31, 2023 and 2022 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audit also comprehended the translation of Euro amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York
June 27, 2024

We have served as the Company’s auditors since 2024.

AIGO HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of EUR and US$, except for number of shares and per share data)

	As of December 31,
	2022	2023
	EUR	EUR	USD
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5,407	7,977	8,815
Restricted cash	—	2	2
Accounts receivable, net (net of allowance for doubtful accounts of EUR118 and EUR169 (USD187) as of December 31, 2022 and 2023, respectively)	18,475	21,222	23,450
Accounts receivable – related parties, net	12,429	833	920
Advance to suppliers	1,556	764	844
Inventories, net	44,359	48,090	53,139
Prepayments and other current assets, net	4,015	5,509	6,087
Amount due from related parties	3,119	57	63
Total current assets	89,360	84,454	93,320

NON-CURRENT ASSETS:
Property and equipment, net	2,211	5,454	6,027
Land	—	859	949
Operating lease right-of-use assets	8,637	6,710	7,415
Deferred tax assets	1,197	1,245	1,376
Long-term receivable – related parties	—	125	138
Other non-current assets	140	84	93
Total non-current assets	12,185	14,477	15,998
Total assets	101,545	98,931	109,318

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	4,893	5,095	5,630
Accounts payable	21,344	31,021	34,278
Accounts payable – related parties	17,279	6,962	7,693
Advance from customers	897	836	924
Accrued expenses and other liabilities	12,383	10,337	11,422
Amount due to related parties	15,507	9,533	10,534
Income tax payables	497	336	371
Operating lease liabilities – current	2,689	2,797	3,091
Total current liabilities	75,489	66,917	73,943

NON-CURRENT LIABILITIES:
Long-term borrowings	117	1,547	1,709
Operating lease liabilities – non-current	6,245	4,168	4,606
Other long-term liabilities	7	18	20
Total non-current liabilities	6,369	5,733	6,335
Total liabilities	81,858	72,650	80,278

Commitments and contingencies (Note 13)
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.001 par value; 50,000,000 shares authorized, 15,874,700 and 15,874,700 issued and outstanding as of December 31, 2022 and 2023, respectively*)	14	14	16
Subscription receivable	(14)	(14)	(16)
Additional paid-in-capital	4,663	7,877	8,704
Statutory reserve	799	1,197	1,323
Retained earnings	15,021	19,958	22,053
Accumulated other comprehensive loss	(796)	(2,751)	(3,040)
Total shareholders’ equity	19,687	26,281	29,040
Total liabilities and shareholders’ equity	101,545	98,931	109,318

____________

*        Retroactively adjusted to reflect issuance of ordinary shares in connection with the reorganization in 2024.

The accompanying notes are an integral part of these consolidated financial statements.

AIGO HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in thousands of EUR and US$, except for number of shares and per share data)

	For the years ended December 31,
	2022	2023
	EUR	EUR	USD
Operating revenues:
Net revenues	148,507	151,194	165,216
Net revenues – related parties	4,705	1,677	1,853
Total operating revenues	148,507	151,194	167,069
Cost of revenues (including cost of revenue from related parties of EUR5,685 and EUR1,617, respectively)	(81,952)	(75,752)	(83,706)
Gross profit	66,555	75,442	83,363

Operating expenses:
Sales and marketing	(60,044)	(65,027)	(71,855)
General and administrative	(4,850)	(5,188)	(5,733)
Research and development	(2,482)	(2,699)	(2,982)
Total operating expenses	(67,376)	(72,914)	(80,570)
Operating income (loss)	(821)	2,528	2,793

Interest income	3	5	6
Interest expense	(243)	(234)	(259)
Government grants	100	245	271
Foreign exchange gain/(loss)	646	3,723	4,114
Other income (expense), net	301	(165)	(182)

Income (loss) before income taxes	(14)	6,102	6,743
Income tax expense	(161)	(394)	(435)
Net income (loss)	(175)	5,708	6,307

Comprehensive income (loss)
Net income (loss)	(175)	5,708	6,307
Foreign currency translation adjustment	8	(1,955)	(2,160)
Total comprehensive income (loss)	(167)	3,753	4,147

Weighted average shares outstanding used in calculating basic and diluted earnings (losses) per share*:
Ordinary shares – basic and diluted	15,874,700	15,874,700	15,874,700

Earnings (losses) per share*
Ordinary shares – basic and diluted	(0.01)	0.36	0.40

____________

*        Retroactively adjusted to reflect issuance of ordinary shares in connection with the reorganization in 2024.

The accompanying notes are an integral part of these consolidated financial statements.

AIGO HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of EUR and US$, except for number of shares and per share data)

	Ordinary shares*		Subscription receivable	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income/ (loss)	Retained earnings	Total shareholders’ Equity
	Share*	Amount
Balance, December 31, 2021 (EUR)	15,874,700	14	(14)	4,453	474	(804)	15,521	19,644
Net loss	—	—	—	—	—	—	(175)	(175)
Foreign currency translation adjustment	—	—	—	—	—	8	—	8
Appropriation to statutory reserves	—	—	—	—	325	—	(325)
Contributions from then shareholders	—	—	—	210	—	—	—	210
Balance, December 31, 2022 (EUR)	15,874,700	14	(14)	4,663	799	(796)	15,021	19,687

Net income	—	—	—	—	—	—	5,708	5,708
Foreign currency translation adjustment	—	—	—	—	—	(1,955)	—	(1,955)
Appropriation to statutory reserves	—	—	—	—	398	—	(398)	—
Contributions from then shareholders	—	—	—	3,214	—	—	—	3,214
Dividend declared to former shareholders	—	—	—	—	—	—	(373)	(373)
Balance, December 31, 2023 (EUR)	15,874,700	14	(14)	7,877	1,197	(2,751)	19,958	26,281
Balance, December 31, 2023 (US$)	15,874,700	16	(16)	8,704	1,323	(3,040)	22,053	29,040

____________

*        Retroactively adjusted to reflect issuance of ordinary shares in connection with the reorganization in 2024.

The accompanying notes are an integral part of these consolidated financial statements.

AIGO HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of EUR and US$, except for number of shares and per share data)

	For the years ended December 31,
	2022	2023
	EUR	EUR	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(175)	5,708	6,307
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	407	340	376
Allowance of doubtful account	(370)	76	84
Allowance of inventories	1,972	(1,148)	(1,269)
Amortization of right-of-use assets	2,050	2,780	3,072
Deferred income tax	(377)	(48)	(53)
Changes in operating assets and liabilities:
Accounts receivable	334	(2,823)	(3,119)
Accounts receivable – related parties	6,658	11,596	12,814
Advance to suppliers	527	792	875
Inventories	397	(2,583)	(2,854)
Prepayments and other current assets, net	229	(1,438)	(1,589)
Amount due from related parties	537	2,937	3,245
Accounts payables	(3,806)	9,677	10,693
Accounts payable – related parties	(6,418)	(10,317)	(11,400)
Advance from customers	(320)	(61)	(67)
Accrued expenses and other payables	1,690	(4,112)	(4,544)
Amount due to related parties	(430)	(5,193)	(5,738)
Income tax payable	39	(161)	(178)
Operating lease liabilities	(1,753)	(2,822)	(3,118)
Net cash provided by operating activities	1,191	3,200	3,537

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, equipment, software and other non-current assets	(1,125)	(3,647)	(4,030)
Proceeds on disposal of property, equipment, software and other non-current assets	50	6	7
Purchase of land use rights		(859)	(949)
Net cash used in investing activities	(1,075)	(4,500)	(4,972)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	5,359	5,222	5,770
Repayments of short-term borrowings	(2,771)	(4,700)	(5,194)
Proceeds from long-term borrowings	9	1,517	1,676
Repayments of long-term borrowings	(43)	(89)	(98)
Contribution from former shareholders	210	3,214	3,551
Dividend paid to former shareholders	(500)	(1,153)	(1,274)
Net cash provided by financing activities	2,264	4,011	4,431

AIGO HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands of EUR and US$, except for number of shares and per share data)

	For the years ended December 31,
	2022	2023
	EUR	EUR	USD
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(42)	(139)	(154)
Net increase in cash, cash equivalents and restricted cash	2,338	2,572	2,842
Cash, cash equivalents and restricted cash, at beginning of year	3,069	5,407	5,975
Cash, cash equivalents and restricted cash, at end of year	5,407	7,979	8,817

Supplemental disclosure of cash flow information
Cash paid for income taxes	1,249	794	877
Interest paid	242	234	259

Non-cash investing and financing activities:
Initial recognition of right-of-use asset and lease liabilities	10,697	1,110	1,227

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	5,407	7,977	8,815
Restricted cash	—	2	2
Total cash, cash equivalents and restricted cash	5,407	7,979	8,817

The accompanying notes are an integral part of these consolidated financial statements.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

1.      Organization and principal activities

(a)    Principal activities

Aigo Holding Limited (the “Company” or “Aigo”) was incorporated under the law of the Cayman Islands as an exempted company with limited liability on February 28, 2024. The Company is a holding company and conducts its businesses primarily through its subsidiaries (collectively, the “Group”). The Group is principally engaged in selling consumers lifestyle products through various sales channels, with a particular focus on four main product categories: (i) lighting products; (ii) electrical products; (iii) household appliances; and (iv) pet products.

(b)    History of the Group

In anticipation of an initial public offering (“IPO”) of its equity securities, the Group undertook the following steps to effect a reorganization (the “Reorganization”):

•        Formation of Aigo Holding Limited and Fuzhou Aigo Juxing Investment Co. Ltd, a wholly owned foreign enterprise (“WFOE”);

•        Transfer of remaining 100% equity interests of Fuzhou Aigostar Optoelectronic Technology Co., Ltd (“FZ AGZ”) to WFOE, as a result, FZ AGZ is ultimately 100% controlled by Aigo.

Immediately before and after the Reorganization, Aigo together with its subsidiaries are effectively controlled by the same controlling shareholders; therefore, the Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

As of December 31, 2023, the Group’s major subsidiaries are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Major subsidiaries:
Aigostar Spain Limited	May 22, 2012	Hong Kong	100%	Investment holding
Aigoleo Limited	April 24, 2012	Hong Kong	100%	Investment holding
Sanmu Express Limited	May 22, 2012	Hong Kong	100%	Sales of products
Fuzhou Aigo Juxing Investment Co. Ltd (“WFOE”)	June 11, 2024	People’s Republic of China (“PRC”)	100%	Investment holding
Aigostar Bv	April 18, 2014	Netherlands	100%	Sales of products
Aigostar Sp. Z O.O	August 24, 2015	Poland	100%	Sales of products
Imerial Nobleza Sl	October 20, 2020	Spain	100%	Sales of products
Alpha Aigostar Sl	October 20, 2023	Spain	100%	Sales of products
Aigotech Onsynk Sl	February 8, 2011	Spain	100%	Sales of products
Primetech Madrid Sl	Aril 15,2021	Spain	100%	Sales of products
Fuzhou Aigostar Optoelectronic Technology Co., Ltd	July 7, 2016	PRC	100%	Sales of products

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operating results.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes.

Accounting policies subject to estimates include credit loss for receivables, impairment provision for inventories, useful lives of property and equipment, impairment of long-lived assets, the incremental borrowing rate used in calculating operating lease liabilities and valuation allowance for deferred tax assets. The Group bases its estimates on past experience and on various other assumptions that are believed to be reasonable and the results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimate.

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the Euro (“EUR”), which is the reporting currency of the Group. The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification “ASC”830, Foreign Currency Matters. Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive income.

The financial statements of the Group’s entities of which the functional currency is not EUR are translated from their respective functional currency into EUR. Assets and liabilities denominated in foreign currencies are translated into EUR at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into EUR at the appropriate historical rates. Income and expense items are translated into EUR using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ equity.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income, cash flows, and changes in shareholders’ equity from EUR into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.9050, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2023. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash in banks and on hand and short-term, highly liquid investments that are readily convertible into known amounts of cash which are subject to an insignificant risk of changes in value and are within three months of maturity at acquisition.

Restricted cash

Restricted cash mainly represents the bank deposit restricted in relation to the legal proceedings. As of December 31, 2022 and 2023, the Group had restricted cash balance of nil and EUR 2, respectively.

Accounts receivable and allowance for doubtful accounts

Accounts receivable mainly consist of amounts due from the Group’s customers, which are recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluations of its customers and assesses allowance for doubtful accounts based on the expected credit loss model on a portfolio basis. When specific customers are identified as no longer sharing the same risk profile as the current pool, they are removed from the pool and evaluated separately. Accounts receivables are written off when there is no reasonable expectation of recovery.

Credit loss

The Group adopted ASC 326, Credit Losses (“ASC 326”) on January 1, 2022, using the modified retrospective transition method, which replaced previously issued guidance regarding the topic. The Group estimates allowance for credit losses in accordance with ASC 326. The allowance for credit losses represents the Group’s estimate of probable credit losses mainly related to accounts receivable, contract assets and other receivables.

The Group has identified the relevant risk characteristics of its debtors and the related receivables and other receivables which include the type of the receivables the Group has, nature of the debts or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the debtor’s historical payment history, its current creditworthiness and current economic trends, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. For each reporting period, the management reviews the credit loss rate to reflect its latest assessment.

Inventories, net

Inventories are primary consumers lifestyle products including (i) lighting products; (ii) electrical products; (iii) household appliances; and (iv) pet products. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the first-in-first-out (“FIFO”) cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The estimated useful lives are as follows:

Items	Useful lives	Residual rate
Buildings	20 years	0%
Warehouse equipment	5 years	0%
Motor vehicles	3 – 5 years	0%
Other equipment	3 – 5 years	0%
Leasehold improvements	Over the shorter of the lease term or expected useful lives	—

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are removed from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Property and equipment also include construction in progress, which is direct costs that are primarily related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use. Construction in progress is transferred to specific property and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

Freehold land is measured at cost and is not depreciated.

The following table summarizes the Group’s long-lived asset from different geographic area:

	December 31, 2022	December 31, 2023
	EUR	EUR
Property and equipment:
China	1,067	905
Europe	1,144	4,549
	2,211	5,454
Land:
Europe	859	859

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including right-of-use assets, fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group did not record any impairment loss during the years ended December 31, 2022 and 2023.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Group’s securities (ii) the Group’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group, or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability. Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —	Other inputs that are directly or indirectly observable in the marketplace.
Level 3 —	Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable, note payable and accrued expenses and other liabilities. For the aforementioned financial instruments included in current assets and liabilities, their carrying amount approximate to their respective fair values because of the general short maturities.

Revenue recognition

The Group recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods. Value-added tax that the Group collects concurrent with revenue-producing activities is excluded from revenue.

The Group recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. Due to the nature of the products sold by the Group, there is only one performance obligation in the contract and there is no need for the allocation of transaction price. The Group recognizes revenue when that performance obligation is satisfied or as it is satisfied. The Group is a principal and records revenue on a gross basis when the Group is primarily responsible for fulfilling the obligation, has discretion in establishing pricing and controls the promised goods before transferring those goods to customers. The following is a description of the accounting policy for the principal revenue streams of the Group:

Sales of goods

The Group generates revenue mainly from selling consumers lifestyle products in Southern Europe in the models of business to business (“B2B”) transactions and business to customer (“B2C”) transactions through E-Commence platforms like Amazon. The Group provides standard product warranties on all new products. The Group accrues a warranty reserve for the products, which includes best estimates of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims borne by the Group. These estimates are inherently uncertain given changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The Group reevaluate the adequacy of the warranty accrual on a regular basis. A material change to any these estimates would have a material impacts to the consolidated result of operations. Historically, the warranty accrued is immaterial.

The warranty period of the products is 2 years, depending on the contracts signed with customers, the customers do not have options to purchase this service separately, and this promised warranty does not provide the customers with a service in addition to the assurance that the product complies with agreed-upon specifications. The warranty is not considered a performance obligation and are accounted for as an assurance warranty. Customers do not need to pay for it separately.

The Group’s warranty is similar to other competitors’ warranty, which only covers the significant quality default. Due to the nature of the products sold by the Group, which are mostly standardized and non-high-tech merchandise, no material warranty accrued historically. Due to the inherently uncertain given changes to the historical or projected warranty experience, the Group could, in the future, become subject to a significant and unexpected warranty claim, resulting in significant expenses, which would in turn materially and adversely affect the results of operations, financial condition and prospects.

B2C transaction

The Group conducts B2C transactions by selling goods directly to the end consumers through E-commerce platforms. In this business model, the Group sets up online stores on the E-commerce platforms which provide services to support the operations of the online stores including processing sales orders and collecting from end consumers. The E-commerce platforms charge the Group service fees based on the Group’s sales through the online stores but do not take control of the goods. The Group enters sale contracts directly with the end consumers and is responsible for selling and fulfilling all obligations according to its sales contracts with end consumers, including delivering products and providing customer support. Accordingly, the Group determined the end consumers as its customers. The customer makes payment, which is the amount of contract sales price net of applicable sales discounts, to the E-commerce platform upon placing the order. The payment is held by the E-commerce platform on behalf of the customer and is remitted to the Group once the Group has delivered the goods to the customer and the customer has confirmed the receipt of and accepted the goods. The customer has the right to return the goods generally from seven to fourteen days of delivery. The estimated sales allowances for sales returns are made based

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

on contract terms, historical records and experiences. Historically, the rate of return has not been material, and accordingly, the Group expected to be entitled the full consideration for the transferred products and did not accrue any sales return allowance. The sales predominantly contain a single performance obligation, and the revenue was recognized upon fulfillment of the performance obligation, after the distributors have control of the goods, typically at delivery, which is at a point of time.

B2B transaction

In the B2B business model, the Group sell goods to their customers, mainly business entities, including local community stores and/or high-end boutiques, shopping malls, supermarkets and distributors, who purchase products from us and on-sell them to end consumers. In this business model, the business entities are responsible for selling and fulfilling all obligations in its sales contracts with end consumers, including delivering the products and providing customer support. The Group has a sale contract with the business entities and has no sales contract with the end consumers. As a result, the Group determined the business entities as its customers in the B2B transactions. Payments are typically settled on a monthly basis in an amount of sales price less sales discount and rebates, and the customer has discretionary right of return. The Group reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. Regarding to the rights of return, the Group evaluated the historical sales return, and the impact of sales return is immaterial, and accordingly, the Group expected to be entitled the full consideration for the transferred products and did not accrue any sales return allowance.

There is only one performance obligation in the contract and there is no need for the allocation of transaction price. The sales predominantly contain a single performance obligation and the revenue was recognized upon fulfillment of the performance obligation, after the distributors have control of the goods, typically at delivery, which is at a point of time.

The Group recognizes revenue upon customers’ acceptance of the products sold in an amount equal to the sales prices less sales discounts, rebates. The estimated sales allowances for sales returns are made based on contract terms, historical records and experiences. Historically, the amount of sales allowance for sales of return has not been material.

For the years ended December 31, 2022 and 2023, EUR7,184 and EUR8,039 were returned to the Group, respectively.

The following table summarizes the Group’s disaggregated revenue generated from different revenue streams:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023
	EUR	EUR
Revenue from sales of goods
B2C	65,111	73,059
B2B	81,779	76,859
Revenue from sublease	329	289
Others	1,288	987
Total revenue	148,507	151,194

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

The following table summarizes the Group’s disaggregated revenue from goods generated from different brands:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023
	EUR	EUR
NOBLEZA	34,485	36,477
Taylor Swoden	4,541	5,534
AIGOSTAR	107,864	107,907
Total revenue from sales of goods	146,890	149,918

The following table summarizes the Group’s disaggregated revenue generated from different geographic area:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023
	EUR	EUR
Revenue from:
Italy	46,230	43,628
Spain	48,869	47,600
Poland	5,454	5,008
Netherlands	9,815	10,348
Germany	11,281	14,425
France	7,149	7,969
The United States	8,505	9,523
Others	11,204	12,693
Total revenue	148,507	151,194

Advance from customer

Advance from customers are recognized when the B2B customer pays consideration for goods or services before the Group recognizes the related revenue. As of December 31, 2022 and 2023, the Group had advance from customer on the consolidated balance sheet of approximately EUR 897 and EUR 836.

Cost of revenue

Cost of revenue consists primarily of procurement cost of goods sold and inventory write-downs. Inbound shipping charges to receive raw materials from suppliers are included in the inventories and recognized as cost of revenues upon sale of products.

Sales and marketing expenses

Sales and marketing expenses include (i) salaries and benefits of sales and marketing staff; (ii) advertising fees; (iii) commission of third-party e-commerce platforms for our online business; (iv) transportation expenses for shipping our products to end customers; (v) warehouse expenses; and (vi) other expenses, such as transportation expenses and entertainment expenses for sales office. Advertising expenditures are expensed when incurred and are included in sales and marketing expenses. Total amount of advertising expense recognized in sales and marketing expenses were EUR451 and EUR351 of the years ended December 31, 2022 and 2023 respectively.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses include (i) salaries and benefits of research and development staff; (ii) outsourced development expenses; (iii) purchase price of materials used for development and (iv) depreciation of research and development equipment.

Government grants

Government subsidies primarily consist of financial subsidies(in forms of cash) received from local governments, which are mainly general purpose subsidies. General purpose subsidies are government subsidies provided for general purpose use and are not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. General purpose subsidies are recognized as government subsidy income recorded as “Government grants,” in the consolidated statements of operations upon cash receipt as further performance by the Group is not required.

Operating leases

The Group adopted ASC Topic 842, Lease (“ASC 842”) on January 1, 2022, using the modified retrospective method, which resulted in the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases on the Group’s consolidated balance sheet as of January 1, 2022, with no impact to its consolidated statements of operations and comprehensive income for the year ended December 31, 2021.

Under ASC 842, the Group determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants. The Group has elected the package of practical expedients, which allows the Group not to reassess (i) whether any expired or existing contracts as of the adoption date are or contain a lease, (ii) lease classification for any expired or existing leases as of the adoption date, and (iii) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with a lease term of 12 months or less. At the commencement date of a lease, the Group determines the classification of the lease based on the relevant factors present and records a right-of-use (“ROU”) asset and lease liability for any operating lease. ROU assets acquired through a lease represent the right to use an underlying asset for the lease term, and operating lease liabilities represent the obligation to make lease payments arising from the lease. The lease liability is recognized at commencement date based on the present value of lease payments over the lease term using the discount rate for the lease at the commencement date. If the rate implicit in the Group’s leases is not readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Operating lease liabilities related to lease payments due within one year and over are classified as current and non-current, respectively, in the consolidated balance sheets. The ROU asset is measured as the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement and initial direct costs incurred and lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancellable term of the lease.

A modification to an existing lease arrangement is reviewed to determine whether it results in a separate contract. For modifications that do not result in a separate contract, management reviews the lease classification and re-measures the related right-of-use assets and lease liabilities at the effective date of the modification. The gain or loss on modification of lease contracts resulting from the difference between changes in the right-of-use assets and lease liabilities due to lease modification and termination and any additional payment required at lease termination are recognized as lease expenses at the effective date of the modification.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provisioned in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred.

Earnings (losses) per share

The Group computes earnings (losses) per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no potentially dilutive ordinary shares during the years ended December 31, 2023 and 2022. As the Company was established on February 24, 2024, there were no dividend declared during the year ended December 31, 2023 and 2022.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from their after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Group has accumulated loss from prior periods, the Group is able to use the current period net income after tax to offset against the accumulate loss.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality. The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and equivalents. While management believes that these financial institutions and platform fund holder are of high credit quality, it continually monitors their credit worthiness.

Concentration of customers and suppliers

As of December 31, 2022 and 2023, no customer accounted for 10% of the Group’s total accounts receivable. There was no customer from whom the revenue individually represent greater than 10% of the revenues of the Group for the years ended December 31, 2022 and 2023.

As of December 31, 2022 and 2023, no suppliers accounted for 10% of the Group’s total accounts payable. There were no suppliers from whom the purchase individually represent greater than 10% of the total purchase of the Group for the years ended December 31, 2022 and 2023.

Concentration of geographic area

The revenue from Italy and Spain individually represent greater than 10% of total revenues of the Group for the years ended December 31, 2022 and 2023.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements’ information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews financial information based on U.S. GAAP results when making decisions about allocating resources and assessing performance of the Group. The Group determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280, which is facilitating selling consumers lifestyle products through various sales channels.

Commitments and contingencies

The Group follows ASC subtopic 450-20 of the to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are no known commitments or contingencies as of December 31,2022 and 2023.

Recently accounting pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international,

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Group is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued a new ASU to improve disclosures related to reportable segments. The amendments in ASU 2023-07 “Segment Reporting — Improvements to Reportable Segment Disclosures” are effective for fiscal years beginning after December 15, 2023, and for interim periods in fiscal years beginning after December 15, 2024. The new guidance applies to all public entities that are following Topic 280 Segment Reporting requirements already, and these entities must apply the new requirements retrospectively to all periods presented in their financial statements. The Group is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3.      Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,
	2022	2023
	EUR	EUR
Accounts receivable	18,593	21,391
Less: Allowance for doubtful accounts	118	169
Accounts receivable, net	18,475	21,222

Movements of allowance for doubtful accounts were as follows:

	As of December 31,
	2022	2023
	EUR	EUR
Allowance for doubtful accounts, beginning balance	601	118
Add: Provision/(reversal) for doubtful accounts	(370)	76
Less: Uncollectible receivables written-off	113	25
Allowance for doubtful accounts, ending balance	118	169

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

4.      Prepayments and other current assets, net

Prepayments and other current assets consist of the following:

	As of December 31,
	2022	2023
	EUR	EUR
Prepayments
Guarantee or Deposit	1,559	2,112
Employee reserve fund	22	7
VAT deductible	1,882	2,651
Income tax recoverable	494	478
Deferred expenses	2	5
Others	56	256
	4,015	5,509
Less: impairment	—	—
Total prepayment and other current assets	4,015	5,509

The Group recorded impairment reversal nil and nil for the years ended December 31, 2022 and 2023, respectively.

5.      Inventories, net

Inventories, net consisted of the following:

	As of December 31,
	2022	2023
	EUR	EUR
Finished goods	51,266	53,849
Less: provision for impairment of inventories	6,907	5,759
Inventories, net	44,359	48,090

During the years ended December 31, 2022, and 2023, the Group recorded provision for impairment of inventories of EUR1,972 and reversal of EUR 1,148 for the obsolete inventories in cost of revenue.

6.      Property, equipment and software, net

Property and equipment, net consisted of the following:

	As of December 31,
	2022	2023
	EUR	EUR
Buildings	924	4,302
Warehouse	1,328	1,400
Motor vehicles	328	375
Other equipment	666	720
Subtotal	3,246	6,797
Accumulated depreciation and amortization	(1,035)	(1,343)
Property, equipment and software, net	2,211	5,454

Depreciation and amortization expenses for the years ended December 31, 2022 and 2023 amounted to EUR407and EUR340, respectively.

No impairment loss was recognized for the years ended December 31, 2022 and 2023.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

7.      Leases

The Group leases warehouses, office spaces and factories for various periods in South European and Mainland China under operating leases. The Group’s lease agreements do not contain any material guarantees or restrictive covenants. The leases do not have renewal options and a penalty is imposed if the tenants early terminate the leases. Renewal of contracts is on a negotiation basis before termination. The Group has elected to account for the non-lease components with the lease component as a single component and the combined component is recognized under ASC 842.

Supplemental balance sheet information related to the leases is as follows:

	December 31
	2022	2023
Weighted average remaining lease term (years)	3.42	2.54
Weighted average incremental borrowing rate	4.90%	4.90%

The following components of lease cost are included in the Group’s consolidated statements of operations and comprehensive income (loss):

	2022	2023
Operating lease expenses	2,468	3,226
Short-term lease expense	864	326
Total	3,332	3,553

Supplemental cash flow information:

	2022	2023
Cash paid for operating leases included in operating cash flows	2,385	3,314
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	10,697	1,110

As of December 31, 2023, future minimum lease payments under non-cancelable operating lease agreement are as follows:

2024	3,107
2025	2,731
2026	1,381
2027	160
2028	—
Thereafter	—
Total lease payments	7,380
Less: imputed interest	(415)
Total operating lease liabilities	6,965
Less: operating lease liabilities, current	2,797
Operating lease liabilities, non-current	4,168

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

8.      Borrowings

Borrowings consist of the following:

	As of December 31,
	2022	2023
	EUR	EUR
Short-term borrowings	4,893	5,095
Long-term borrowings	117	1,547
Total	5,010	6,642

The weighted average interest rate in the year ended December 31, 2022 and 2023 for the Group’s short-term bank borrowings were 4.06% and 3.97%, respectively.

The weighted average interest rates in the years ended December 31, 2022 and 2023 for the Group’s long-term bank borrowings were 4.40% and 2.50%, respectively.

The interest expenses for the years ended December 31, 2022 and 2023 were EUR242 and EUR234 (USD259), respectively.

9.      Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	As of December 31,
	2022	2023
	EUR	EUR
Accrued expense	2,484	2,054
VAT and other taxes payable	6,249	4,260
Salary and welfare payable	1,613	1,684
Payable to employee	1,896	2,262
Others	141	77
Total other payables and accrued liabilities	12,383	10,337

10.    Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

Hong Kong

Aigo HK is incorporated in Hong Kong and are subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000,000 will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed. No provision for Hong Kong profits tax has been made in the combined and consolidated financial statements as it has no assessable profit for the years ended December 31, 2022 and 2023.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

10.    Income tax (cont.)

Spain

The Company’s subsidiaries incorporated in Spain are subject to income tax at a standard rate of 25% in 2022 and 2023.

Italy

The Company’s subsidiaries incorporated in Italy are subject to income tax at a standard rate of 24% in 2022 and 2023.

Poland

The Company’s subsidiaries incorporated in Poland are subject to income tax at a standard rate of 19% in 2022 and 2023.

Netherland

The Company’s subsidiaries incorporated in Netherland are subject to income tax at a standard rate of 19% in 2022 and 2023.

Germany

The Company’s subsidiaries incorporated in Germany are subject to income tax at a standard rate of 30% in 2022 and 2023.

France

The Company’s subsidiaries incorporated in France are subject to income tax at a standard rate of 15% in 2022 and 2023.

The United States

The Company’s subsidiaries incorporated in the United States are subject to income tax at a standard rate of 21% in 2022 and 2023.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Effective January 1, 2008, the EIT Law in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended December 31, 2022 and 2023.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

10.    Income tax (cont.)

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in December 2021 to be further extended to December 31, 2023. In September 2022, the State Taxation Administration of the PRC further announced that for the enterprises entitled to the current pre-tax deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022. Government grant has no impact on the income tax.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2022	2023
	EUR	EUR
Current income tax expenses	536	441
Deferred tax expenses/(benefit)	(375)	(47)
Total	161	394

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023
	EUR	EUR
Deferred tax assets:
Net operating loss carry-forwards	388	16
Allowance for doubtful on inventory	1,512	1,323
Allowance for doubtful on accounts receivables	22	41
Less: valuation allowance	(725)	(135)
Deferred tax assets, net of valuation allowance	1,197	1,245

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis.

Changes in the valuation allowance for deferred tax assets increased by EUR 221 and EUR 18 for the years ended December 31, 2022 and 2023, respectively.

The following table summarizes the changes in valuation allowance for deferred tax assets.

	As of December 31,
	2022	2023
	EUR	EUR
Beginning balance	270	491
Additions	221	18
Ending balance	491	509

The Group evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Group considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

10.    Income tax (cont.)

Reconciliation of the differences between statutory income tax rate and the effective tax rate

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2022 and 2023 applicable to PRC operations to income tax expenses is as follows:

	For the years ended December 31,
	2022	2023
Statutory income tax rate	25.00%	25.00%
Non-deductible expenses	(6,264)%	(2)%
Additional tax deduction for qualified research and development expenses	4,477%	(10)%
Non-taxable income	287%	(2)%
Tax effect of tax benefit not recognized	(2187)%	8%
Effect on tax rates in different tax jurisdiction	2,295%	(8)%
Change in valuation allowance	147%	(5)%
Others	44%	—
Effective tax rate	(1,177)%	6%

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payments within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. A late payment surcharge will be assessed in such a case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB100 is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing-related issues is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2022 and 2023. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

As of December 31, 2022 and 2023, the Group had taxable losses of EUR136 and EUR23 derived from entities in the PRC, which can be carried forward for five years to offset future taxable profit. The PRC taxable loss will expire from December 31, 2025 to 2026 if not utilized. The tax losses of EUR519 and EUR59 of in Hong Kong, United Kingdom, Spain and Germany can be carried forward with no expiration date.

11.    Equity

Ordinary shares

Aigo Holding Limited was established under the laws of the Cayman Islands on February 28, 2024. The authorized number of ordinary shares upon incorporation of the Company was 50,000,000 shares with a par value of US$0.001 (EUR0.0009) per share, and 15,874,700 ordinary shares were issued on February 28, 2024. As of the date of this report, there is no dividend declared after the incorporation of the Company.

Restricted net assets

The Group’s operations are partially conducted through its PRC subsidiaries, and the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

11.    Equity (cont.)

determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the Company Law of the PRC and the PRC regulations on enterprises with foreign investment, whether a domestic enterprise or a WFOE established in the PRC are both required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. Both a domestic enterprise and a WFOE are required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Group’s PRC consolidated subsidiaries are subject to the above mandated restrictions on distributable profits. As of December 31, 2022 and 2023, the Group set aside statutory reserves amounted to EUR 799and EUR 1,197 , respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. Amounts restricted include paid-in capital and statutory reserves of the Group’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2022 and 2023, net assets restricted in the aggregate included in the Group’s consolidated net assets were EUR 3,270 and EUR2,587 respectively.

12.    Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2022 and 2023:

No.	Names of related parties	Relationship
1	Aigostar S.R.L.	Controlled by brother-in-law of Fufei Lin
2	Aigotech Onsynk Limited	Controlled by Fufei Lin
3	Digital Italia SRL	Subsidiary of Fuzhou Uslink Trading Co., Ltd
4	Eurotrading International SP. Z O.O.	Controlled by key management of the Group
5	Top Supplies S.R.L.	Controlled by key management of the Group
6	Samsparty, SL	Controlled by Qinmei Guo
7	Sunrise Holding Empresarial SL	Controlled by Qinmei Guo
8	TOP TRADING B.V.	Controlled by Qinmei Guo
9	Tradelink B.V.	Controlled by Fufei Lin
10	Fuzhou Uslink Trading Co., Ltd.	44% owned by Fufei Lin
11	Unico Star SRL	44% owned by Fufei Lin
12	Fufei Lin	Founder, Chairman of the Board of Directors and Chief Executive Officer
13	Qinmei Guo	Spouse of the founder
14	Aigou No.2 (Pingtan) Investment Partnership (Limited Partnership)	Indirect shareholder of the Group
15	Aigou No.1 (Pingtan) Investment Partnership (Limited Partnership)	Indirect shareholder of the Group
16	Shuiwen Guo	Family member of the founder
17	Jiang Liu	Key management of the Group
18	Yindi Pang	Director of the Group
19	Xin Zhou	Indirect shareholder of the Group

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

12.    Related party transactions (cont.)

The following are related party balances which are non-interest bearing as of December 31, 2023 and 2022:

	As of December 31,
	2022	2023
	EUR	EUR
Account receivables:
Aigostar S.R.L.	6,765	—
Samsparty, SL	4,934	801
Sunrise Holding Empresarial SL	2	1
Top Supplies S.R.L.	586	—
Tradelink B.V.	114	31
Unico Star SRL	28	—
	12,429	833
Amount due from related parties:
Aigostar S.R.L.(a)	1,634	—
Eurotrading International SP. Z O.O.(b)	6	—
Samsparty, SL(c)	58	14
Top Supplies S.R.L.(d)	1,415	—
Jiang Liu(e)	6	26
VANKE SP. Z O.O.(f)		1
Qinmei Guo(g)		16
	3,119	57

____________

(a)      Aigostar S.R.L is controlled by brother-in-law of Fufei Lin. For the convenience of settlement, the Group paid the supplier on behalf of Aigostar S.R.L.

(b)      Eurotrading International SP. Z O.O. is controlled by key management of the Group. For the convenience of settlement, the Group paid the supplier on behalf of Eurotrading International SP. Z O.O.

(c)      Samsparty,SL is controlled by Qinmei Guo, the spouse of the founder. For the convenience of settlement, the Group paid the supplier on behalf of Samsparty, SL.

(d)      Top Supplies S.R.L. is controlled by key management of the Group. For the convenience of settlement, the Group paid the supplier on behalf of Top Supplies S.R.L.

(e)      Jiang Liu is the key management of the Group. The amounts related to the loan for employee and it is due on demand with no interest.

(f)      VANKE SP. Z O.O. is controlled by the founder of the Group, Fufei Lin. The amount related to the loan to related party for work capital purpose and it is due on demand with no interest.

(g)      Qinmei Guo is the spouse of the founder. The amounts related to the loan for employee and it is due on demand with no interest.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

12.    Related party transactions (cont.)

	As of December 31,
	2022	2023
	EUR	EUR
Account payables:
Aigostar S.R.L.	10,198	1,885
Eurotrading International SP. Z O.O.	89	—
Samsparty, SL	5,584	5,061
Sunrise Holding Empresarial SL	3	16
SUPER INK B.V.	2	—
Top Supplies S.R.L.	1,377	—
TOP TRADING B.V.	24	—
Unico Star SRL	2	—
	17,279	6,962
Amount due to related parties:
Aigostar S.R.L.(h)	1,262
Aigotech Onsynk Limited(i)	827	822
Samsparty, SL(j)	3,332	966
Top Supplies S.R.L.(k)	870	—
VANKE SP. Z O.O.(l)	12	—
Aigou No.2 (Pingtan) Investment Partnership (Limited Partnership)(m)	2,624	2,453
Aigou No.1 (Pingtan) Investment Partnership (Limited Partnership)(m)	1,842	1,713
Fuzhou Uslink Trading Co., Ltd.(n)	5	2
Fufei Lin(o)	3,032	1,951
Qinmei Guo(p)	20	—
Shuiwen Guo(q)	76	125
Xin Zhou(m)	1,602	1,501
Yindi Pang(r)	3	—
	15,507	9,533

____________

(h)      Aigostar S.R.L is controlled by brother-in-law of Fufei Lin. For the convenience of settlement, Aigostar S.R.L paid the supplier on behalf of the Group.

(i)      Aigotech Onsynk Limited is controlled by the founder of the Group, Fufei Lin. The amounts related to the loan for working capital purpose and it is due on demand with no interest.

(j)      Samsparty,SL is controlled by Qinmei Guo, the spouse of the founder. For the convenience of settlement, the Samsparty,SL paid the supplier on behalf of the Group.

(k)      Top Supplies S.R.L. is controlled by key management of the Group. For the convenience of settlement, Top Supplies S.R.L. paid the supplier on behalf of the Group.

(l)      VANKE SP.Z O.O. is controlled by the founder of the Group, Fufei Lin. The amounts related to the loan to the Group for working capital purpose and it is due on demand with no interest.

(m)    Aigou No.1 (Pingtan) Investment Partnership (Limited Partnership) , Aigou No.2 (Pingtan) Investment Partnership (Limited Partnership) and Xin Zhou are indirect shareholders of the Group. The amounts related to the advance from investors for capital injection.

(n)      Fuzhou Uslink Trading Co., Ltd. is 44% owned by Fufei Lin, the Founder of the Group. The amount related to the advance from Fuzhou Uslink Trading Co., Ltd.

(o)       Fufei Lin is the founder of the Group. The amount related to dividend payable to the Fufei Lin.

(p)      Qinmei Guo is the spouse of the founder. The amounts related to the advance from investors for capital injection.

(q)      Shuiwen Guo is the brother of Qinmei Guo. The amounts related to the deposit paid on behalf of the Group.

(r)      Yindi Pang is director of the Group. The amount related to payment on behalf of the Group.

AIGO HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

12.    Related party transactions (cont.)

The following are related party transactions for the years ended December 31, 2023 and 2022:

	For the years ended December 31,
	2022	2023
	EUR	EUR
Revenue:
Aigostar S.R.L.	3,176	500
Digital Italia SRL	1	7
Samsparty, SL	468	965
Sunrise Holding Empresarial SL	6	1
SUPER INK B.V.	126	—
Top Supplies S.R.L.	759	—
TOP TRADING B.V.	4	—
Tradelink B.V.	94	214
Unico Star SRL	68	(12)
Fuzhou Uslink Trading Co., Ltd.	2	2
	4,704	1,677
	For the years ended December 31,
	2022	2023
	EUR	EUR
Purchase:
Aigostar S.R.L.	2,876	509
Samsparty, SL	3,492	3,189
Top Supplies S.R.L.	567	—
	6,935	3,698

13.    Commitments and contingencies

Capital commitments

The Group had no capital commitment as of December 31, 2022 and 2023.

Contingencies

There was no significant pending or threatened claims and litigation as of December 31, 2022 and 2023 and through the issuance date of these consolidated financial statements. The litigation mainly included labor disputes and product quality-related litigation, and the amounts involved are immaterial.

14.    Subsequent events

The Group has evaluated events subsequent to the balance sheet date of December 31, 2023 through, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events.

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Group as the restricted net assets of the Company’s PRC Subsidiary did not exceed 25% of the consolidated net assets of the Group. Therefore, the condensed financial statements for the parent company are not included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

AIGO HOLDING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of EUR and US$, except for number of shares and per share data)

	As of
	December 31, 2023	September 30, 2024
	EUR	EUR	USD
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7,977	3,642	4,078
Restricted cash	2	71	79
Accounts receivable, net (net of allowance for doubtful accounts of EUR169 and EUR240 (USD269) as of December 31, 2023 and September 30,2024, respectively)	21,222	32,940	36,880
Accounts receivable – related parties	833	259	290
Advance to suppliers	764	828	927
Inventories, net	48,090	62,689	70,187
Prepayments, other receivables and other current assets, net	5,509	9,641	10,794
Amounts due from related parties	57	772	864
Total current assets	84,454	110,842	124,099

NON-CURRENT ASSETS:
Property and equipment, net	5,454	5,411	6,058
Land use right	859	859	962
Operating lease right-of-use assets, net	6,710	8,106	9,075
Deferred tax assets, net	1,245	1,534	1,717
Long-term receivable – related parties	125	0	0
Other non-current assets	84	215	241
Total non-current assets	14,477	16,125	18,053
Total assets	98,931	126,967	142,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	5,095	9,367	10,487
Accounts payable	31,021	54,798	61,352
Accounts payable – related parties	6,962	118	132
Advance from customers	836	537	601
Accrued expenses and other current liabilities	10,337	10,829	12,087
Amounts due to related parties	9,533	14,527	16,264
Income tax payables	336	507	605
Operating lease liabilities – current	2,797	3,306	3,701
Total current liabilities	66,917	93,989	105,229

NON-CURRENT LIABILITIES:
Long-term borrowings	1,547	1,453	1,627
Operating lease liabilities, non-current	4,168	5,039	5,642
Other long term liabilities	18	34	38
Total non-current liabilities	5,733	6,526	7,307
Total liabilities	72,650	100,515	112,536

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.001 par value; 50,000,000 shares authorized, 15,874,700 and 15,874,700 issued and outstanding as of December 31, 2023 and September 30,2024, respectively*)	14	14	16
Subscription receivable	(14)	(14)	(16)
Additional paid-in-capital	7,877	13,963	15,633
Statutory reserve	1,197	1,199	1,342
Retained earnings	19,958	14,152	15,845
Accumulated other comprehensive income/(loss)	(2,751)	(2,862)	(3,204)
Total shareholders’ equity	26,281	26,452	29,616
Total liabilities and shareholders’ equity	98,931	126,967	142,152

____________

*        Retroactively adjusted to reflect issuance of ordinary shares in connection with the reorganization in 2024.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AIGO HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in thousands of EUR and US$, except for number of shares and per share data)

	For the nine months ended September 30
	2023	2024
	EUR	EUR	USD
Net revenues	101,097	122,412	137,052
Net revenues – related parties	800	310	347
Total operating revenues	101,897	122,722	137,400
Cost of revenues (including cost of revenue from related parties of EUR744 and EUR301, respectively)	(51,747)	(64,898)	(72,660)
Gross profit	50,150	57,824	64,740

Operating expenses:
Sales and marketing expenses	(45,082)	(49,331)	(55,231)
General and administrative expenses	(3,702)	(4,757)	(5,326)
Research and development expenses	(1,977)	(2,130)	(2,385)
Total operating expenses	(50,761)	(56,218)	(62,942)
Operating income	(611)	1,606	1,798

Interest income	3	8	9
Interest expenses	(271)	(301)	(337)
Government grants	189	161	180
Investment income	0	0	0
Foreign exchange gain/loss	1,252	700	784
Others, net	(158)	(80)	(90)

Income before income taxes	404	2,094	2,344
Income tax expenses	(72)	(80)	(90)
Net income	332	2,014	2,255

Comprehensive income
Net income	332	2,014	2,255
Other comprehensive income
Foreign currency translation adjustment	(361)	(111)	(124)
Total comprehensive income	(29)	1,903	2,131

Weighted average shares outstanding used in calculating basic and diluted loss per share*:
Ordinary shares – basic and diluted	15,874,700	15,874,700	15,874,700

Earnings (loss)per share
Ordinary shares – basic and diluted	0.02	0.13	0.14

____________

*        Retroactively adjusted to reflect issuance of ordinary shares in connection with the reorganization in 2024.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AIGO HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of EUR and US$, except for number of shares and per share data)

	Ordinary shares*		Subscription receivable	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Retained earnings	Total shareholders’ Equity
	Share*	Amount
Balance, December 31, 2022 (EUR)	15,874,700	14	(14)	4,663	799	(796)	15,021	19,687
Net income							332	332
Foreign currency translation adjustment						(361)		(361)
Appropriation to statutory reserves					39		(39)	0
Contributions from former shareholders				121				121
Dividend declared to former shareholders							(364)	(364)
Balance, September 30, 2023 (EUR)	15,874,700	14	(14)	4,784	838	(1,157)	14,950	19,415
Balance, December 31, 2023 (EUR)	15,874,700	14	(14)	7,877	1,197	(2,751)	19,958	26,281

Net income							2,014	2,014
Foreign currency translation adjustment						(111)		(111)
Appropriation to statutory reserves					2		(2)	0
Contributions from former shareholders				6,086				6,086
Dividend declared to former shareholders							(7,818)	(7,818)
Balance, September 30, 2024 (EUR)	15,874,700	14	(14)	13,963	1,199	(2,862)	14,152	26,452
Balance, September 30, 2024 (US$)	15,874,700	16	(16)	15,633	1,342	(3,204)	15,844	29,615

____________

*        Retroactively adjusted to reflect issuance of ordinary shares in connection with the reorganization in 2024.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AIGO HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of EUR and US$, except for number of shares and per share data)

	For the nine months ended September 30
	2023	2024
	EUR	EUR	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	331	2014	2255
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	430	424	475
Allowance (reversal) of doubtful account	63	87	97
Allowance (reversal) of inventories	(127)	478	535
Amortization of right-of-use assets	2,031	2204	2468
Deferred income tax	(169)	(289)	(323)
Changes in operating assets and liabilities:
Accounts receivable	784	(11,805)	(13,217)
Accounts receivable – related parties	8,805	574	643
Advance to suppliers	945	(64)	(72)
Inventories	(8,576)	(15,077)	(16,880)
Prepayments, other receivables and other current assets, net	(1,097)	(4,295)	(4,809)
Amount due from related parties	1,273	(590)	(661)
Accounts payables	11,290	24,403	27,322
Accounts payable – related parties	(6,320)	(6,844)	(7,663)
Advance from customers	(196)	(299)	(335)
Accrued expenses and other payables	2,546	508	569
Amount due to related parties	(9,087)	4,695	5,257
Income tax payables	(214)	171	191
Operating lease liabilities	(2,092)	(2,218)	(2,483)
Net cash provided by (used in) operating activities	619	(5,922)	(6,631)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, equipment, software and other non-current assets	(228)	(977)	(1,094)
Proceeds on disposal of property, equipment, software and other non-current assets	0	3	3
Net cash used in investing activities	(228)	(974)	(1,091)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	4,822	9,558	10,701
Repayments of short-term borrowings	(4,298)	(5,272)	(5,903)
Proceeds from long-term borrowings	0	0	0
Repayments of long-term borrowings	(28)	(94)	(105)
Contribution from former shareholders	0	63	71
Return contribution to former shareholders	0	(63)	(71)
Dividend paid to former shareholders	(504)	(1,433)	(1,604)
(Purchases of)/receipt from wealth management products	0	0	0
Net cash provided by (used in) financing activities	(8)	2,759	3,089

AIGO HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands of EUR and US$, except for number of shares and per share data)

	For the nine months ended September 30
	2023	2024
	EUR	EUR	USD
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(432)	(129)	(144)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(49)	(4,266)	(4,776)
Cash, cash equivalents and restricted cash, at beginning of year	5,407	7,979	8,933
Cash, cash equivalents and restricted cash, at end of year	5,358	3,713	4,157

Supplemental disclosure of cash flow information
Cash paid for income taxes	713	247	277
Interest paid	170	307	344

Non-cash investing and financing activities:
Initial recognition of right-of-use asset and lease liabilities	1,086	3,592	4022

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	5,354	3,642	4,078
Restricted cash	4	71	79
Total cash, cash equivalents and restricted cash	5,358	3,713	4,157

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

1.      Organization and principal activities

(a)    Principal activities

Aigo Holding Limited (the “Company” or “Aigo”) was incorporated under the law of the Cayman Islands as an exempted company with limited liability on February 28, 2024. The Company is a holding company and conducts its businesses primarily through its subsidiaries (collectively, the “Group”). The Group is principally engaged in selling consumers lifestyle products through various sales channels, with a particular focus on four main product categories: (i) lighting products; (ii) electrical products; (iii) household appliances; and (iv) pet products.

(b)    History of the Group

In anticipation of an initial public offering (“IPO”) of its equity securities, the Group undertook the following steps to effect a reorganization (the “Reorganization”):

•        Formation of Aigo Holding Limited and Fuzhou Aigo Juxing Investment Co. Ltd, a wholly owned foreign enterprise (“WFOE”);

•        Transfer of remaining 100% equity interests of Fuzhou Aigostar Optoelectronic Technology Co., Ltd (“FZ AGZ” ) to WFOE, as a result, FZ AGZ is ultimately 100% controlled by Aigo.

Immediately before and after the Reorganization, Aigo together with its subsidiaries are effectively controlled by the same controlling shareholders; therefore, the Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

As of September 30, 2024, the Group’s major subsidiaries are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Major subsidiaries:
Aigostar Spain Limited	May 22, 2012	Hong Kong	100%	Investment holding
Aigoleo Limited	April 24, 2012	Hong Kong	100%	Investment holding
Sanmu Express Limited	May 22, 2012	Hong Kong	100%
Fuzhou Aigo Juxing Investment Co. Ltd (“WFOE”)	June 11, 2024	People’s Republic of China (“PRC”)	100%	Investment holding
Aigostar Bv	April 18, 2014	Netherlands	100%	Sales of products
Aigostar Sp.Z O.O	August 24, 2015	Poland	100%	Sales of products
Imerial Nobleza Sl	October 20, 2020	Spain	100%	Sales of products
Alpha Aigostar Sl	October 20, 2023	Spain	100%	Sales of products
Aigotech Onsynk Sl	February 8, 2011	Spain	100%	Sales of products
Primetech Madrid Sl	Aril 15,2021	Spain	100%	Sales of products
Fuzhou Aigostar Optoelectronic Technology Co., Ltd	July 7, 2016	PRC	100%	Sales of products

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operating results.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes.

Accounting policies subject to estimates include credit loss for receivables, impairment provision for inventories, useful lives of property and equipment, impairment of long-lived assets, the incremental borrowing rate used in calculating operating lease liabilities and valuation allowance for deferred tax assets. The Group bases its estimates on past experience and on various other assumptions that are believed to be reasonable and the results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimate.

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the Euro (“EUR”), which is the reporting currency of the Group. The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification “ASC”830, Foreign Currency Matters. Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive income.

The financial statements of the Group’s entities of which the functional currency is not EUR are translated from their respective functional currency into EUR. Assets and liabilities denominated in foreign currencies are translated into EUR at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into EUR at the appropriate historical rates. Income and expense items are translated into EUR using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ equity.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income, cash flows, and changes in shareholders’ equity from EUR into US$ as of and for the nine months ended September, 30,2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to EUR0.8932, representing the noon buying rate in The City of New York for cable transfers of EUR as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2024. No representation is made that the EUR amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2024, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash in banks and on hand and short-term, highly liquid investments that are readily convertible into known amounts of cash which are subject to an insignificant risk of changes in value and are within three months of maturity at acquisition.

Restricted cash

Restricted cash mainly represents the bank deposit restricted in relation to the legal proceedings. As of December 31, 2023 and September 30, 2024, the Group had restricted cash balance of EUR 2 and 71, respectively.

Accounts receivable and allowance for doubtful accounts

Accounts receivable mainly consist of amounts due from the Group’s customers, which are recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluations of its customers and assesses allowance for doubtful accounts based on the expected credit loss model on a portfolio basis. When specific customers are identified as no longer sharing the same risk profile as the current pool, they are removed from the pool and evaluated separately. Accounts receivables are written off when there is no reasonable expectation of recovery.

Credit loss

The Group adopted ASC 326, Credit Losses (“ASC 326”) on January 1, 2022, using the modified retrospective transition method, which replaced previously issued guidance regarding the topic. The Group estimates allowance for credit losses in accordance with ASC 326. The allowance for credit losses represents the Group’s estimate of probable credit losses mainly related to accounts receivable, contract assets and other receivables.

The Group has identified the relevant risk characteristics of its debtors and the related receivables and other receivables which include the type of the receivables the Group has, nature of the debts or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the debtor’s historical payment history, its current creditworthiness and current economic trends, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. For each reporting period, the management reviews the credit loss rate to reflect its latest assessment.

Inventories, net

Inventories are primary consumers lifestyle products including (i) lighting products; (ii) electrical products; (iii) household appliances; and (iv) pet products. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the first-in-first-out (“FIFO”) cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The estimated useful lives are as follows:

Items	Useful lives	Residual rate
Buildings	20 years	0%
Warehouse equipment	5 years	0%
Motor vehicles	3 – 5 years	0%
Other equipment	3 – 5 years	0%
Leasehold improvements	Over the shorter of the lease term or expected useful lives	—

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are removed from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Property and equipment also include construction in progress, which is direct costs that are primarily related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use. Construction in progress is transferred to specific property and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

Freehold land is measured at cost and is not depreciated.

The following table summarizes the Group’s long-lived asset from different geographic area:

	As of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Property and equipment:
China	905	920
Europe	4,549	4,491
	5,454	5,411
Land:
Europe	859	859

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including right-of-use assets, fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group did not record any impairment loss during the years ended December 31, 2023 and the nine months ended September 30, 2024.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Group’s securities (ii) the Group’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group, or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability. Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —	Other inputs that are directly or indirectly observable in the marketplace.
Level 3 —	Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable, note payable and accrued expenses and other liabilities. For the aforementioned financial instruments included in current assets and liabilities, their carrying amount approximate to their respective fair values because of the general short maturities.

Revenue recognition

The Group recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods. Value-added tax that the Group collects concurrent with revenue-producing activities is excluded from revenue.

The Group recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. Due to the nature of the products sold by the Group, there is only one performance obligation in the contract and there is no need for the allocation of transaction price. The Group recognizes revenue when that performance obligation is satisfied or as it is satisfied. The Group is a principal and records revenue on a gross basis when the Group is primarily responsible for fulfilling the obligation, has discretion in establishing pricing and controls the promised goods before transferring those goods to customers. The following is a description of the accounting policy for the principal revenue streams of the Group:

Sales of goods

The Group generates revenue mainly from selling consumers lifestyle products in Southern Europe in the models of business to business (“B2B”) transactions and business to customer (“B2C”) transactions through E-Commence platforms like Amazon. The Group provides standard product warranties on all new products. The Group accrues a warranty reserve for the products, which includes best estimates of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims borne by the Group. These estimates are inherently uncertain given changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The Group reevaluate the adequacy of the warranty accrual on a regular basis. A material change to any these estimates would have a material impacts to the consolidated result of operations. Historically, the warranty accrued is immaterial.

The warranty period of the products is 2 years, depending on the contracts signed with customers, the customers do not have options to purchase this service separately, and this promised warranty does not provide the customers with a service in addition to the assurance that the product complies with agreed-upon specifications. The warranty is not considered a performance obligation and are accounted for as an assurance warranty. Customers do not need to pay for it separately.

The Group’s warranty is similar to other competitors’ warranty, which only covers the significant quality default. Due to the nature of the products sold by the Group, which are mostly standardized and non-high-tech merchandise, no material warranty accrued historically. Due to the inherently uncertain given changes to the historical or projected warranty experience, the Group could, in the future, become subject to a significant and unexpected warranty claim, resulting in significant expenses, which would in turn materially and adversely affect the results of operations, financial condition and prospects.

B2C transaction

The Group conducts B2C transactions by selling goods directly to the end consumers through E-commerce platforms. In this business model, the Group sets up online stores on the E-commerce platforms which provide services to support the operations of the online stores including processing sales orders and collecting from end consumers. The E-commerce platforms charge the Group service fees based on the Group’s sales through the online stores but do not take control of the goods. The Group enters sale contracts directly with the end consumers and is responsible for selling and fulfilling all obligations according to its sales contracts with end consumers, including delivering products and providing customer support. Accordingly, the Group determined the end consumers as its customers. The customer makes payment, which is the amount of contract sales price net of applicable sales discounts, to the E-commerce platform upon placing the order. The payment is held by the E-commerce platform on behalf of the customer and is remitted to the Group once the Group has delivered the goods to the customer and the customer has confirmed the receipt of and accepted the goods. The customer has the right to return the goods generally from seven to fourteen days of delivery. The estimated sales allowances for sales returns are made based on contract terms, historical records and experiences. Historically, the rate of return has not been material, and accordingly, the Group expected to be entitled the full consideration for the transferred products and did not accrue

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

any sales return allowance. The sales predominantly contain a single performance obligation, and the revenue was recognized upon fulfillment of the performance obligation, after the distributors have control of the goods, typically at delivery, which is at a point of time.

B2B transaction

In the B2B business model, the Group sell goods to their customers, mainly business entities, including local community stores and/or high-end boutiques, shopping malls, supermarkets and distributors, who purchase products from us and on-sell them to end consumers. In this business model, the business entities are responsible for selling and fulfilling all obligations in its sales contracts with end consumers, including delivering the products and providing customer support. The Group has a sale contract with the business entities and has no sales contract with the end consumers. As a result, the Group determined the business entities as its customers in the B2B transactions. Payments are typically settled on a monthly basis in an amount of sales price less sales discount and rebates, and the customer has discretionary right of return. The Group reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. Regarding to the rights of return, the Group evaluated the historical sales return, and the impact of sales return is immaterial, and accordingly, the Group expected to be entitled the full consideration for the transferred products and did not accrue any sales return allowance.

There is only one performance obligation in the contract and there is no need for the allocation of transaction price. The sales predominantly contain a single performance obligation and the revenue was recognized upon fulfillment of the performance obligation, after the distributors have control of the goods, typically at delivery, which is at a point of time.

The Group recognizes revenue upon customers’ acceptance of the products sold in an amount equal to the sales prices less sales discounts, rebates. The estimated sales allowances for sales returns are made based on contract terms, historical records and experiences. Historically, the amount of sales allowance for sales of return has not been material.

For the nine months ended September 30,2023 and 2024, EUR 6,240 and EUR5,513 were returned to the Group, respectively.

The following table summarizes the Group’s disaggregated revenue generated from different revenue streams:

	For the nine months ended September 30
	2023	2024
	EUR	EUR
	(Unaudited)	(Unaudited)
Revenue from sales of goods
B2C	48,580	53,620
B2B	52,959	68,835
Revenue from sublease	156	156
Others	202	111
Total revenue	101,897	122,722

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

The following table summarizes the Group’s disaggregated revenue generated from different geographic area:

	For the nine months ended September 30
	2023	2024
	EUR	EUR
	(Unaudited)	(Unaudited)
Revenue from:
Italy	29,484	33,606
Spain	32,945	41,106
Poland	3,441	4,921
Netherlands	5,398	5,397
Germany	8,954	11,971
France	5,154	5,558
The United States	6,910	4,836
The United Kingdom	6,011	6,737
Others	3,600	8,590
Total revenue	101,898	122,722

Advance from customer

Advance from customers are recognized when the B2B customer pays consideration for goods or services before the Group recognizes the related revenue. As of December 31, 2023 and September 30,2024,the Group had advance from customer on the consolidated balance sheet of approximately EUR 836.and EUR 537.

Cost of revenue

Cost of revenue consists primarily of procurement cost of goods sold and inventory write-downs. Inbound shipping charges to receive raw materials from suppliers are included in the inventories and recognized as cost of revenues upon sale of products.

Sales and marketing expenses

Sales and marketing expenses include (i) salaries and benefits of sales and marketing staff; (ii) advertising fees; (iii) commission of third-party e-commerce platforms for our online business; (iv) transportation expenses for shipping our products to end customers; (v) warehouse expenses; and (vi) other expenses, such as transportation expenses and entertainment expenses for sales office. Advertising expenditures are expensed when incurred and are included in sales and marketing expenses. Total amount of advertising expense recognized in sales and marketing expenses were EUR271 and EUR103 for the nine months ended September 30 and 2024 respectively.

Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses include (i) salaries and benefits of research and development staff; (ii) outsourced development expenses; (iii) purchase price of materials used for development and (iv) depreciation of research and development equipment.

Government grants

Government subsidies primarily consist of financial subsidies(in forms of cash) received from local governments, which are mainly general purpose subsidies. General purpose subsidies are government subsidies provided for general purpose use and are not contingent upon any further actions or performance of the Group

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

and the amounts do not have to be refunded under any circumstances. General purpose subsidies are recognized as government subsidy income recorded as “Government grants”, in the consolidated statements of operations upon cash receipt as further performance by the Group is not required.

Operating leases

Under ASC 842, the Group determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants. The Group has elected the package of practical expedients, which allows the Group not to reassess (i) whether any expired or existing contracts as of the adoption date are or contain a lease, (ii) lease classification for any expired or existing leases as of the adoption date, and (iii) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with a lease term of 12 months or less. At the commencement date of a lease, the Group determines the classification of the lease based on the relevant factors present and records a right-of-use (“ROU”) asset and lease liability for any operating lease. ROU assets acquired through a lease represent the right to use an underlying asset for the lease term, and operating lease liabilities represent the obligation to make lease payments arising from the lease. The lease liability is recognized at commencement date based on the present value of lease payments over the lease term using the discount rate for the lease at the commencement date. If the rate implicit in the Group’s leases is not readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Operating lease liabilities related to lease payments due within one year and over are classified as current and non-current, respectively, in the consolidated balance sheets. The ROU asset is measured as the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement and initial direct costs incurred and lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancellable term of the lease.

A modification to an existing lease arrangement is reviewed to determine whether it results in a separate contract. For modifications that do not result in a separate contract, management reviews the lease classification and re-measures the related right-of-use assets and lease liabilities at the effective date of the modification. The gain or loss on modification of lease contracts resulting from the difference between changes in the right-of-use assets and lease liabilities due to lease modification and termination and any additional payment required at lease termination are recognized as lease expenses at the effective date of the modification.

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provisioned in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred.

Earnings (losses) per share

The Group computes earnings (losses) per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no potentially dilutive ordinary shares for the nine months ended September 30,2023 and 2024. The Company was established on February 24, 2024, there were no dividend declared for the nine months ended September 30,2023 and 2024.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from their after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Group has accumulated loss from prior periods, the Group is able to use the current period net income after tax to offset against the accumulate loss.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality. The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and equivalents. While management believes that these financial institutions and platform fund holder are of high credit quality, it continually monitors their credit worthiness.

Concentration of customers and suppliers

As of December 31, 2023 and September 30,2024, no customer accounted for 10% of the Group’s total accounts receivable. There was no customer from whom the revenue individually represent greater than 10% of the revenues of the Group for the years ended December 31, 2023 and September 30, 2024.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

2.      Summary of significant accounting policies (cont.)

As of December 31, 2023, and September 30,2024, no suppliers accounted for 10% of the Group’s total accounts payable. There were no suppliers from whom the purchase individually represent greater than 10% of the total purchase of the Group for the years ended December 31, 2022 and 2023 and as of September 30,2024.

Concentration of geographic area

The revenue from Italy and Spain individually represent greater than 10% of total revenues of the Group for the years ended December 31, 2023 and September 30,2024.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements’ information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews financial information based on U.S. GAAP results when making decisions about allocating resources and assessing performance of the Group. The Group determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280, which is facilitating selling consumers lifestyle products through various sales channels.

Commitments and contingencies

The Group follows ASC subtopic 450-20 of the to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.

Recently accounting pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Group is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued a new ASU to improve disclosures related to reportable segments. The amendments in ASU 2023-07 “Segment Reporting — Improvements to Reportable Segment Disclosures” are effective for fiscal years beginning after December 15, 2023, and for interim periods in fiscal years beginning after December 15, 2024. The new guidance applies to all public entities that are following Topic 280 Segment Reporting requirements already, and these entities must apply the new requirements retrospectively to all periods presented in their financial statements. The Group is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

3.      Accounts receivable, net

Accounts receivable, net consisted of the following:

	AS of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Accounts receivable	21,391	33,180
Less: Allowance for doubtful accounts	169	240
Accounts receivable, net	21,222	32,940

Movements of allowance for doubtful accounts were as follows:

	AS of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Allowance for doubtful accounts, beginning balance	118	169
Add: Provision/(reversal) for doubtful accounts	76	87
Less: Uncollectible receivables written-off	25	16
Allowance for doubtful accounts, ending balance	169	240

4.      Prepayments and other current assets, net

Prepayments and other current assets consist of the following:

	AS of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Prepayments
Guarantee or Deposit	2,112	2,421
Employee reserve fund	7	37
VAT deductible	2,651	4,820
Income tax recoverable	478	362
Deferred expenses	5
Others	256	2,001
	5,509	9,641
Less: impairment	—	—
Total prepayment and other current assets	5,509	9,641

The Group recorded impairment reversal nil and nil for the nine months ended September 30,2023 and 2024, respectively.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

5.      Inventories, net

Inventories, net consisted of the following:

	AS of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Finished goods	53,849	68,924
Less: provision for impairment of inventories	5,759	6,235
Inventories, net	48,090	62,689

The Group recorded provision for impairment of inventories reversal of EUR 127 and 476 for the nine months ended September 30,2023 and 2024, respectively.

6.      Property, equipment and software, net

	AS of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Buildings	4,302	4,302
Warehouse	1,400	1,508
Motor vehicles	375	409
Other equipment	720	908
Subtotal	6,797	7,127
Less: accumulated depreciation and amortization	1,343	1,716
Property, equipment and software, net	5,454	5,411

Property and equipment, net consisted of the following:

Depreciation and amortization expenses for the nine months ended September 30,2023 and 2024 amounted to EUR337 and EUR322, respectively.

No impairment loss was recognized for the nine months ended September 30,2023 and 2024.

7.      Leases

The Group leases warehouses, office spaces and factories for various periods in South European and Mainland China under operating leases. The Group’s lease agreements do not contain any material guarantees or restrictive covenants. The leases do not have renewal options and a penalty is imposed if the tenants early terminate the leases. Renewal of contracts is on a negotiation basis before termination. The Group has elected to account for the non-lease components with the lease component as a single component and the combined component is recognized under ASC 842. In 2024 the subsidiaries leased new building and warehouses with an aggregate gross floor area of 14,000 square meter and monthly rental EUR72 in Mainland PRC, Germany and Italy to meet the demand of research and development, warehousing.

Supplemental balance sheet information related to the leases is as follows:

	AS of
	December 31, 2023	September 30, 2024
	EUR	EUR
Weighted average remaining lease term (years)	2.54	3.16
Weighted average incremental borrowing rate	4.90%	4.90%

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

7.      Leases (cont.)

The following components of lease cost are included in the Group’s consolidated statements of operations and comprehensive income (loss):

	For the nine months ended September 30
	2023	2024
	EUR	EUR
	(Unaudited)	(Unaudited)
Operating lease expenses	2,387	2,571
Short-term lease expense	259	384
Total	2,646	2,955

Supplemental cash flow information:

	For the nine months ended September 30
	2023	2024
	EUR	EUR
	(Unaudited)	(Unaudited)
Cash paid for operating leases included in operating cash flows	2,427	2,571
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,086	3,592

As of September 30, 2024, future minimum lease payments under non-cancelable operating lease agreement are as follows:

2024	935
2025	3,567
2026	2,198
2027	920
2028	750
Thereafter	612
Total lease payments	8,982
Less: imputed interest	(637)
Total operating lease liabilities	8,345
Less: operating lease liabilities, current	3,362
Operating lease liabilities, non-current	4,984

8.      Borrowings

Borrowings consist of the following:

	AS of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Short-term borrowings	5,095	9,367
Long-term borrowings	1,547	1,454
Total	6,642	10,820

The weighted average interest rate in the year ended December 31, 2023 and September 30,2024 for the Group’s short-term bank borrowings were 3.97% and 3.79%, respectively.

The weighted average interest rates in the years ended December 31, 2023 and as of September 30 ,2024 for the Group’s long-term bank borrowings were 2.50% and 2.44%, respectively.

The interest expenses for the nine months ended September 30 ,2023 and 2024 were EUR271 and EUR340 (USD381), respectively.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

9.      Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	AS of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Accrued expense	2,054	1,684
VAT and other taxes payable	4,260	5,190
Salary and welfare payable	1,684	1,777
Payable to employee	2,262	2,095
Others	77	83
Total other payables and accrued liabilities	10,337	10,829

10.    Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

Hong Kong

Aigo HK is incorporated in Hong Kong and are subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000,000 will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed. No provision for Hong Kong profits tax has been made in the combined and consolidated financial statements as it has no assessable profit for the nine months ended September 30, 2023 and 2024.

Spain

The Company’s subsidiaries incorporated in Spain are subject to income tax at a standard rate of 25% for the nine months ended September 30, 2023 and 2024.

Italy

The Company’s subsidiaries incorporated in Italy are subject to income tax at a standard rate of 24% for the nine months ended September 30, 2023 and 2024.

Poland

The Company’s subsidiaries incorporated in Poland are subject to income tax at a standard rate of 19% for the nine months ended September 30, 2023 and 2024.

Netherland

The Company’s subsidiaries incorporated in Netherland are subject to income tax at a standard rate of 19% for the nine months ended September 30, 2023 and 2024.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

10.    Income tax (cont.)

Germany

The Company’s subsidiaries incorporated in Germany are subject to income tax at a standard rate of 30% for the nine months ended September 30, 2023 and 2024.

France

The Company’s subsidiaries incorporated in France are subject to income tax at a standard rate of 15% for the nine months ended September 30, 2023 and 2024.

The United States

The Company’s subsidiaries incorporated in the United States are subject to income tax at a standard rate of 21% for the nine months ended September 30, 2023 and 2024.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Effective January 1, 2008, the EIT Law in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the nine months ended September 30, 2023 and 2024.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in December 2021 to be further extended to December 31, 2023. In September 2022, the State Taxation Administration of the PRC further announced that for the enterprises entitled to the current pre-tax deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022. Government grant has no impact on the income tax.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

10.    Income tax (cont.)

Significant components of the provision for income taxes are as follows:

	For the nine months ended September 30
	2023	2024
	EUR	EUR
	(Unaudited)	(Unaudited)
Current income tax expenses	241	335
Deferred tax expenses/(benefit)	(169)	(255)
Total	72	80

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	AS of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Deferred tax assets:
Net operating loss carry-forwards	16	11
Allowance for doubtful on inventory	1,323	1,474
Allowance for doubtful on accounts receivables	41	58
Less: valuation allowance	(135)	(9)
Deferred tax assets, net of valuation allowance	1,245	1,534

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis.

Changes in the valuation allowance for deferred tax assets decreased by EUR 32 and EUR 489 for the nine months ended September 30,and 2024, respectively.

The following table summarizes the changes in valuation allowance for deferred tax assets.

	As of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Beginning balance	491	509
Additions	18	(487)
Ending balance	509	22

The Group evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Group considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

10.    Income tax (cont.)

Reconciliation of the differences between statutory income tax rate and the effective tax rate

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the nine months ended December 31, 2023 and,2024 applicable to PRC operations to income tax expenses is as follows:

	For the nine months ended September 30
	2023	2024
Statutory income tax rate	25%	25%
Non-deductible expenses	0%	(1)%
Additional tax deduction for qualified research and development expenses	(121)%	(26)%
Non-taxable income	(8)%	(4)%
Tax effect of tax benefit not recognized	105%	1%
Effect on tax rates in different tax jurisdiction	140%	26%
Change in valuation allowance	(58)%	(18)%
Others	(1)%	1%
Effective tax rate	82%	4%

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payments within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. A late payment surcharge will be assessed in such a case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB100 is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing-related issues is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the nine months ended September, 30, 2023 and 2024.The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

As of December 31, 2023 and September 30,2024, the Group had taxable losses of EUR 23 and nil derived from entities in the PRC, which can be carried forward for five years to offset future taxable profit. The PRC taxable loss will expire from December 31, 2025 to 2026 if not utilized. The tax losses of EUR 59 and EUR47 of in Hong Kong, United Kingdom, Spain and Germany can be carried forward with no expiration date.

11.    Equity

Ordinary shares

Aigo Holding Limited was established under the laws of the Cayman Islands on February 28, 2024. The authorized number of ordinary shares upon incorporation of the Company was 50,000,000 shares with a par value of US$0.001 (EUR0.0009) per share, and 15,874,700 ordinary shares were issued on February 28, 2024. As of the date of this report, there is no dividend declared after the incorporation of the Company.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

11.    Equity (cont.)

Additional paid-in capital

In 2024, in order to promote the development of the Group, one of the Company’s subsidiaries, Fuzhou Aigostar Optoelectronic Technology Co., Ltd, attracted new investment with amount EUR5,765, as of December 31, 2023 and September 30, 2024 additional paid-in capital were EUR 7,877 and EUR13,963 respectively.

Restricted net assets

The Group’s operations are partially conducted through its PRC subsidiaries, and the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the Company Law of the PRC and the PRC regulations on enterprises with foreign investment, whether a domestic enterprise or a WFOE established in the PRC are both required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. Both a domestic enterprise and a WFOE are required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Group’s PRC consolidated subsidiaries are subject to the above mandated restrictions on distributable profits. As of December 31, 2023 and September 30,2024 the Group set aside statutory reserves amounted to EUR 1,197 and EUR 1,199, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. Amounts restricted include paid-in capital and statutory reserves of the Group’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2023 and September 30,2024 net assets restricted in the aggregate included in the Group’s consolidated net assets were EUR 2,587 and EUR7,920 respectively.

12.    Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of September 30, 2024:

No.	Names of related parties	Relationship
1	Aigostar S.R.L.	Controlled by key management of the Group
2	Aigotech Onsynk Limited	Controlled by Fufei Lin
3	Digital Italia SRL	Subsidiary of Fuzhou Uslink Trading Co., Ltd
4	Eurotrading International SP. Z O.O.	Controlled by key management of the Group
5	Top Supplies S.R.L.	Controlled by key management of the Group
6	Samsparty, SL	Controlled by Qinmei Guo
7	Sunrise Holding Empresarial SL	Controlled by Qinmei Guo
8	TOP TRADING B.V.	Controlled by Qinmei Guo
9	Tradelink B.V.	Controlled by Fufei Lin
10	Fuzhou Uslink Trading Co., Ltd.	44% owned by Fufei Lin
11	Unico Star SRL	44% owned by Fufei Lin

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

12.    Related party transactions (cont.)

No.	Names of related parties	Relationship
	Fufei Lin	Founder, Chairman of the Board of Directors and Chief Executive Officer
12	Qinmei Guo	Spouse of the founder
13	Aigou No.2 (Pingtan) Investment Partnership (Limited Partnership)	Controlled by key management of the Group
14	Aigou No.1 (Pingtan) Investment Partnership (Limited Partnership)	Controlled by key management of the Group
15	Fuzhou Aigo Juyou Investment Co. Ltd	Controlled by key management of the Group
16	Shuiwen Guo	Family member of the founder
17	Jiang Liu	Key management of the Group
18	Yindi Pang	Director of the Group
19	Xin Zhou	Indirect shareholder of the Group

The following are related party balances which are non-interest bearing as of December 31, 2023 and September 30,2024:

	AS of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Account receivables:
Samsparty, SL	801
Sunrise Holding Empresarial SL	1
Tradelink B.V.	31	130
DIGITAL ITALIA SRL		129
	833	259

Amount due from related parties:
Aigostar S.R.L.(a)		1
Fufei Lin(b)		669
Samsparty, SL(c)	14	38
Top Supplies S.R.L.(d)		3
Jiang Liu(e)	26	55
VANKE SP.Z O.O.(f)	1	6
Qinmei Guo(g)	16
	57	772

____________

(a)      Aigostar S.R.L is controlled by key management of the Group. For the convenience of settlement, the Group paid the supplier on behalf of Aigostar S.R.L.

(b)      Fufei Lin is the founder of the Group. The amounts related to the loan for employee and it is due on demand with no interest.

(c)      Samsparty, SL is controlled by Qinmei Guo, the spouse of the founder. For the convenience of settlement, the Group paid the supplier on behalf of Samsparty, SL.

(d)      Top Supplies S.R.L. is controlled by key management of the Group. For the convenience of settlement, the Group paid the supplier on behalf of Top Supplies S.R.L.

(e)      Jiang Liu is the key management of the Group. The amounts related to the loan for employee and it is due on demand with no interest.

(f)      VANKE SP.Z O.O. is controlled by the founder of the Group, Fufei Lin. The amount related to the loan to related party for work capital purpose and it is due on demand with no interest.

(g)      Qinmei Guo is the spouse of the founder. The amounts related to the loan for employee and it is due on demand with no interest.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

12.    Related party transactions (cont.)

	AS of
	December 31, 2023	September 30, 2024
	EUR	EUR
		(Unaudited)
Account payables:
Aigostar S.R.L.	1,885	110
Samsparty, SL	5,061	2
Sunrise Holding Empresarial SL	16	6
	6,962	118

Amount due to related parties:
Aigostar S.R.L.(h)		7,286
Aigotech Onsynk Limited(i)	822
Samsparty, SL(j)	966
Fuzhou Aigo Juyou Investment Co. Ltd(k)		6,791
Aigou No.2 (Pingtan) Investment Partnership (Limited Partnership)(m)	2,453
Aigou No.1 (Pingtan) Investment Partnership (Limited Partnership)(m)	1,713
Fuzhou Uslink Trading Co., Ltd.(n)	2
Fufei Lin(o)	1,951	450
Qinmei Guo(p)
Shuiwen Guo(q)	125
Xin Zhou(r)	1,501
	9,533	14,527

____________

(h)      Aigostar S.R.L is controlled by key management of the Group. For the convenience of settlement, Aigostar S.R.L paid the supplier on behalf of the Group.

(i)      Aigotech Onsynk Limited is controlled by the founder of the Group, Fufei Lin. The amounts related to the loan for working capital purpose and it is due on demand with no interest.

(j)      Samsparty, SL is controlled by Qinmei Guo, the spouse of the founder. For the convenience of settlement, the Samsparty, SL paid the supplier on behalf of the Group.

(k)      Fuzhou Aigo Juyou Investment Co. Ltd is former shareholder of the Group and controlled by key management of the Group. The amount related to dividend payable to Fuzhou Aigo Juyou Investment Co. Ltd .

(l)      VANKE SP.Z O.O. is controlled by the founder of the Group, Fufei Lin. The amounts related to the loan to the Group for working capital purpose and it is due on demand with no interest.

(m)    Aigou No.1 (Pingtan) Investment Partnership (Limited Partnership), Aigou No.2 (Pingtan) Investment Partnership (Limited Partnership) are former shareholder of the Group and controlled by key management of the Group. The amounts related to the advance from investors for capital injection.

(n)      Fuzhou Uslink Trading Co., Ltd. is 44% owned by Fufei Lin, the Founder of the Group. The amount related to the advance from Fuzhou Uslink Trading Co., Ltd.

(o)      Fufei Lin is the founder of the Group. The amount related to the loan from employee with no interest.

(p)      Qinmei Guo is the spouse of the founder. The amounts related to the advance from investors for capital injection.

(q)      Shuiwen Guo is the brother of Qinmei Guo. The amounts related to the deposit paid on behalf of the Group.

(r)      Xin Zhou is indirect shareholder of the Group. The amounts related to the advance from investors for capital injection.

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

12.    Related party transactions (cont.)

The following are related party transactions for the nine months ended September, 2023 and 2024:

	For the nine months ended September 30
	2023	2024
	EUR	EUR
	(Unaudited)	(Unaudited)
Revenue:
Aigostar S.R.L.	507
Digital Italia SRL		183
Samsparty, SL	150
Sunrise Holding Empresarial SL	1
Tradelink B.V.	160	126
Unico Star SRL	(20)
Fuzhou Uslink Trading Co., Ltd.	2	1
	800	310
	For the nine months ended September 30
	2023	2024
	EUR	EUR
	(Unaudited)	(Unaudited)
Purchase:
Aigostar S.R.L.	392
Samsparty, SL	2,639
	3,031	0

13.    Commitments and contingencies

Capital commitments

A share acquisition agreement has been signed on September, 2024, based on this agreement we will acquire 100% shareholding by the end of 2024 of an independent Spain Company which is engaged in wholesale entity with its own brand , the total consideration for this transaction is 8,000 EUR in installment, down payment of 500 EUR has been paid in September 2024.

Contingencies

There was no significant pending or threatened claims and litigation as of December 31, 2023 and September 30,2024 and through the issuance date of these consolidated financial statements. The litigation mainly included labor disputes and product quality-related litigation, and the amounts involved are immaterial.

14.    Subsequent events

The Group has evaluated events subsequent to the balance sheet date of September 30,2024 through, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events.

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and

AIGO HOLDING LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data or otherwise noted)

14.    Subsequent events (cont.)

concluded that it was applicable to the Group as the restricted net assets of the Company’s PRC Subsidiary did not exceed 25% of the consolidated net assets of the Group. Therefore, the condensed financial statements for the parent company are not included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their executors or administrators, shall or may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own dishonesty, willful default or fraud, and none of them shall be answerable for the acts, receipts, neglects or defaults of any other of them.

Under the form of indemnification agreements filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following ordinary shares. None of these issuances involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

On February 28, 2024, initially one ordinary share was issued to Vistra (Cayman) Limited, and then transferred to Aigo Fortune One Limited, and 49,999 ordinary shares were issued to Aigo Fortune One limited. At that time Aigo Fortune One Limited held 50,000 ordinary shares which comprised of 100% of the shareholding of the Company.

On May 8, 2024, the Company issued: (i) 11,929,100 ordinary shares to Aigo Fortune One Limited, thus making Aigo Fortune One Limited holding an aggregate of 11,979,100 shares of the Company, (ii) 1,611,200 ordinary shares to Aigo Fortune Two Limited, (iii) 1,142,400 ordinary shares to Aigo Fortune Three Limited, and (iv) 1,142,000 ordinary shares to Aigo Fortune Four Limited, respectively, at par value of US$0.001 per share.

As of the date of this prospectus, 15,874,700 ordinary shares were issued and outstanding, as shown in below table:

Shareholder	Current Holding*	Percentage of Ownership
Aigo Fortune One Limited	11,979,100 ordinary shares	75.5%
Aigo Fortune Two Limited	1,611,200 ordinary shares	10.1%
Aigo Fortune Three Limited	1,142,400 ordinary shares	7.2%
Aigo Fortune Four Limited	1,142,000 ordinary shares	7.2%
Total Shareholding	15,874,700 ordinary shares	100.0%

ITEM 8. Exhibits and Financial Statement Schedules

a)      Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

b)      Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

AIGO HOLDING LIMITED

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Amended Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately upon completion of this offering
4.1*	Registrant’s Specimen Certificate for ordinary shares
5.1*	Opinion of Appleby regarding the validity of the ordinary shares being registered and certain other legal matters
8.1*	Opinion of Appleby regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1**	Form of Employment Agreement between the Registrant and each of its executive officers
10.2*	Form of Independent Director Agreement
10.3*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.4**	Amazon Services Business Solutions Agreement
10.5**	English translation of Share Sale Commitment Agreement Conditional on Favorable Due Diligence dated August 28, 2024
21.1**	List of Significant Subsidiaries of the Registrant
23.1*	Consent of Wei, Wei & CO., LLP
23.2*	Consent of Appleby (included in Exhibit 5.1)
23.3*	Consent of Beijing Dacheng Law Offices, LLP (Fuzhou)
23.4*	Consent of FAST AND RELIABLE ASESORES, S.L, Spanish counsel of the Company
23.5*	Consent of Studio Legale Romeo, Italian counsel of the Company
24.1*	Powers of Attorney (included on signature page in Part II of the registration statement)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Beijing Dacheng Law Offices, LLP regarding certain PRC law matters
99.3*	Consent of Studio Legale Associato Moneta Bianchini Dieni
99.4**	Consent of China Insights Consultancy
107*	Filing Fee Table

____________

*        To be filed by amendment.

**      Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Madrid, Spain, on            , 2025.

Aigo Holding Limited
By:
Name:	Fufei Lin
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mr. Fufei Lin as an attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such ordinary shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	, 2025
Name: Fufei Lin	(principal executive officer)
	Chief Financial Officer	, 2025
Name: Jiayang Zhong	(principal financial and accounting officer)
	Director	, 2025
Name: Ying Lan
	Director	, 2025
Name: Yindi Pang
	Independent Director	, 2025
Name: Xudong Shen

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Aigo Holding Limited, has signed this Registration Statement or amendment thereto in New York on             , 2025.

Authorized U.S. Representative
By:
Name:
Title: